FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding First Quarter 2018 Results

2	January - March 2018 Financial Report

3	First Quarter 2018 Earnings Presentation

Item 1

Santander attributable profit up 10% year-on-year in Q1 2018 to €2,054 million

The Group achieved a Return on Tangible Equity (RoTE) of 12.4% with its CET1 capital ratio reaching 11%

Madrid, 24 April 2018 - PRESS RELEASE

∎	In constant euros (i.e. excluding the impact of currency movements) attributable profit increased 22%, driven by strong growth in Brazil, Spain and Mexico, and improved performance in the U.S.

∎	The Group maintained its position among the most profitable and efficient banks in the world, with RoTE increasing by 29 basis points to 12.4%, and a cost-to-income ratio of 47.4%.

∎	Santander has earned the loyalty of a further 3.3 million customers since Q1 2017, with lending and customer funds increasing by 13% and 16% respectively over the period in constant euros.

∎	The number of customers using digital services has increased by 24% to 27.3 million in the year, with the launch of a number of digital initiatives driving an increase in customer satisfaction. Santander now ranks among the top three banks for customer satisfaction in seven of its core countries.

∎	The Group’s non-performing loan (NPL) ratio reduced further during the quarter to 4.02%, down 135 basis points since the integration of Popular in June 2017. Cost of credit has fallen to 1.04%, down 13 basis points since Q1 2017.

∎	Increased profitability allowed the Bank to strengthen its fully loaded CET1 capital ratio by 16 basis points during the quarter to 11%.

∎	At the Group AGM on 23 March 2018 the Bank announced its intention to increase the dividend paid from 2018 profits by 4.5% to 23 cents per share and pay the 2019 dividend entirely in cash.

Banco Santander Group Executive Chairman, Ana Botín, said:

“2018 has started well, with the Group generating double digit profit growth driven by strong results in Brazil, Spain and Mexico, and improved performance in the U.S.

“Across all our markets we are executing our strategy successfully, accelerating our digital transformation through increased collaboration across the Group, and leveraging the scale of our business. This, in turn, is delivering more recurrent and sustainable earnings.

“Importantly, we are achieving these results in the right way. We’re focusing on being more simple, personal and fair in all we do. And we are working hard to help people and businesses prosper by supporting inclusive and sustainable growth. These are the foundations on which we are building a more responsible bank - and a bank that earns the lasting loyalty of its people, customers, shareholders and communities.

“The outlook for 2018 remains positive, and I am confident our teams will execute well so we reach our objectives this year, as well as delivering profitable and responsible growth going forward.”

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Results Summary (Q118 v Q117)

	Q118 (m)	Q118 v Q117	Q118 v Q117 (EX FX)

GROSS INCOME	€12,151	1%	11%

OPERATING EXPENSES	-€5,764	4%	13%

NET OPERATING INCOME	€6,387	-2%	10%

NET LOAN-LOSS PROVISIONS	€2,282	-5%	8%

PROFIT BEFORE TAX	€3,689	11%	23%

ATTRIBUTABLE PROFIT	€2,054	10%	22%

Banco Santander S.A. (Santander) increased attributable profit during the first quarter of 2018 by 10% compared to the same period of last year, to €2,054 million.

In constant euros (i.e. excluding the impact of currency movements), attributable profit grew 22%, with the focus on customer loyalty resulting in further improvements in the quality and recurrence of the Group’s earnings. Since Q1 2017 the Group has increased total loyal customers (people who see Santander as their main bank) by 3.3 million to 18.8 million.

Gross Income in the first quarter increased by 11% in constant euros to €12,151 million with net interest income and fee income increasing by 11% and 14% respectively. Lending and customer funds increased by 13% and 16% respectively in constant euros.

Operating expenses increased by 13% in constant euros as the Group continued to invest in its commercial and digital transformation, however, the cost-to-income ratio, a key measure of efficiency, remained among the lowest of our peer group at 47.4% (compared to a global peer average of over 65%).

The number of customers using digital services increased by 24% since Q1 2017 to 27.3 million, with the ongoing investment in technology driving an increase in digital service adoption.

A balanced presence across both mature and emerging markets remains one of Banco Santander’s key strengths, with attributable profit increasing in eight of the Group’s ten core markets. During the first quarter of 2018, Europe contributed 51% of Group profit and the Americas, 49%. The lending book also remains well diversified across business segments and geographies.

1.	Excluding corporate centre, and Spain real estate activities. 2. Loans excluding repos.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Santander strengthened its capital further during the quarter, increasing its fully loaded CET1 ratio by 16 basis points to 11% of which 9 bps were generated organically.

The Group non-performing loan ratio reduced further during the quarter to 4.02%, down 135 basis points since the integration of Popular in June 2017. Cost of credit has fallen to 1.04%, down 13 basis points since Q1 2017.

In the first quarter, Santander completed its agreement with Blackstone to transfer 51% of Popular’s real estate portfolio. Following this transaction, the Group’s net Spanish real estate exposure now stands at €5.2 billion.

Over the last 12 months return on tangible equity, a key measure of profitability, has increased by 29 basis points on a like-for like basis to 12.4%, among the best of our peers.

Tangible net asset value per share was seven basis points lower than Q1 2017 at €4.12 due to the impact of IFRS 9. Excluding this impact it increased to €4.20.

Earnings per share (EPS) remained flat compared to Q1 2017 at €0.120 due to the impact of the capital increase carried out for the acquisition of Banco Popular. The Group maintains its target of achieving double digit EPS growth in 2018.

At the Group AGM on 23 March 2018 the Bank announced its intention to increase the dividend paid from 2018 profits by 4.5% to 23 cents per share and pay the 2019 dividend entirely in cash.

Country Summary (Q118 v Q117)

Attributable profit	Q118 (m)	Q118 v Q117	Q118 v Q117 (EX FX)

Brazil	€677	+7%	+27%

Spain	€455	+26%	+26%

Santander Consumer Finance	€323	+3%	+4%

UK	€320	-23%	-21%

Mexico	€175	+7%	+14%

Chile	€151	+2%	+8%

Portugal	€127	+1%	+1%

USA	€125	+32%	+52%

Argentina	€66	-39%	-11%

Poland	€63	+6%	+3%

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Brazil attributable profit increased by 7% to €677 million (+27% in constant euros) as the Bank continued to grow loyal customers and improve customer satisfaction. Loans continued to grow faster than market average while the cost of credit improved further (down 49 basis points to 4.35%) due to the resilience of the Bank’s risk models. As a result, RoTE increased during the year to 19.9% from 16.5% at Q1 2017.

In Spain attributable profit increased by 26% to €455 million as the integration of Popular continued to progress on schedule. In March the Bank launched the “1|2|3 Profesional” account, the first joint initiative for Santander and Popular customers. More than 75k accounts have been opened since launch. Costs increased following the incorporation of Popular, however, this was offset by positive trends in commercial revenues and an improvement in the cost of credit.

Santander Consumer Finance increased attributable profit by 3% during the period to €323 million (+4% in constant euros), with new lending increasing in all geographies. Higher net-interest income, combined with strong cost control and historically low NPLs and cost of credit, helped the business maintain best in class profitability, with a RoTE of 16.6%.

In the UK attributable profit fell by 23% to €320 million (-21% in constant euros) as a highly competitive environment placed pressure on revenues, and costs increased due to higher investments in strategic, digital transformation and regulatory projects. Loan loss provisions increased due to single provisions for clients in Global Corporate Banking, however, overall credit quality remained good, with the NPL ratio falling by 14 basis points to 1.17%.

In Mexico attributable profit increased by 7% to €175 million (+14% in constant euros) as the Bank added a further 400,000 loyal customers since Q1 2017. Significant investment in multichannel, digitalisation and commercial initiatives helped drive strong growth in both net interest income and fee income. This, combined with strong credit quality, resulted in an increase in RoTE of 83 basis points to 19.6%.

In Chile attributable profit increased by 2% to €151 million (+8% in constant euros) as a focus on customer satisfaction, loyalty and digital initiatives helped drive good growth in revenues. Loan and fund growth accelerated during the quarter, while cost of credit reduced by 20 basis points from March 2017 to 1.22%.

In Portugal, attributable profit increased by 1% to €127 million with profit growth impacted by a higher tax rate and lower portfolio sales than in Q1 2017. Profit before tax increased by 10% as the ongoing digital transformation enabled an increase in customer loyalty and commercial revenues.

In the US, attributable profit increased by 32% to €125 million (+52% in constant euros) with strong growth in Santander Consumer USA and Santander Bank. Santander Bank saw an increase in profitability due to further improvements in both the net interest margin and efficiency. Santander Consumer USA saw improvements to its cost of credit and reduced costs.

In Argentina strong growth in gross income (+35% in constant euros), driven by an increase in volumes and higher fee income, was offset by an increase in costs relating to the Citibank acquisition, leading to a fall in attributable profit of 39% to €66 million (-11% in constant euros). Santander is now the leading privately owned bank in Argentina by both loans and deposits.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Poland attributable profit increased by 6% to €63 million (+3% in constant euros) after lending increased across all key products and segments. The deposit base also increased with significant growth in demand. Profit was impacted by a change in the timing of the resolution fund payment to Q1 and lower trading gains.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €85,441 million at 31 March 2018. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 139 million customers.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

GRUPO SANTANDER. KEY CONSOLIDATED DATA

∎ BALANCE SHEET (EUR million)	Mar-18	Dec-17%		Mar-17%		Dec-17
Total assets	1,438,470	1,444,305	(0.4)	1,351,956	6.4	1,444,305
Loans and advances to customers	856,628	848,914	0.9	795,312	7.7	848,914
Customer deposits	767,340	777,730	(1.3)	705,786	8.7	777,730
Total customer funds	977,488	985,703	(0.8)	898,110	8.8	985,703
Total equity	105,466	106,832	(1.3)	104,869	0.6	106,832

Note: Total customer funds in dude customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums
∎ INCOME STATEMENT (EUR million)	Q1’18	Q4’17%		Q1’17%		2017
Net interest income	8,454	8,607	(1.8)	8,402	0.6	34,296
Gross income	12,151	12,062	0.7	12,029	1.0	48,392
Net operating income	6,387	6,101	4.7	6,486	(1.5)	25,473
Underlying profit before tax	3,689	3.375	9.3	3,311	11.4	13,550
Underlying attributable profit to the Group	2,054	1,924	6.8	1,867	10.0	7,516
Attributable profit to the Group	2,054	1,542	33.2	1,867	10.0	6,619

Variations in constant euros:

Q1’18 vs Q4’17: Nil: +0.9%; Gross income: +3.4%; Net operating income: +7.7%; Underlying attributable profit: +9.6%; Attributable profit: +37.2%

Q1’18 vs Q1’17: Nil: +11.0%; Gross income: +11.4%; Net operating Income: +9.8%; Underlying attributable profit: +22.2%; Attributable profit: +22.2%

∎ EPS**, PROFITABILITY AND EFFICIENCY (%)	Q1’18	Q4’17%		Q1’17%		2017
Underlying EPS (euro) *	0.120	0.113	6.2	0.120	(0.5)	0.463
EPS (euro)	0.120	0.088	35.5	0.120	(0.5)	0.404
RoE	8.67	7.81		8.19		7.14
Underlying RoTE*	12.42	11.79		12.13		11.82
RoTE	12.42	11.21		12.13		10.41
RoA	0.67	0.61		0.65		0.58
Underlying RoRWA*	1.59	1.48		1.48		1.48
RoRWA	1.59	1.44		1.48		1.35
Efficiency ratio (with amortisations)	47.4	49.4		46.1		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Mar-18	Dec-17%		Mar-17%		Dec-17
Fully loaded CET1	11.00	10.84		10.66		10.84
Phased-in CET1	11.19	12.26		12.12		12.26
NPL ratio	4.02	4.08		3.74		4.08
Coverage ratio	70.0	65.2		74.6		65.2

∎ MARKET CAPITALISATION AND SHARES	Mar-18	Dec-17%		Mar-17%		Dec-17
Shares (millions)	16,136	16,136	—	14,582	10.7	16,136
Share price (euros) * *	5.295	5.479	(3.4)	5.651	(6.3)	5.479
Market capitalisation (EUR million)	85,441	88,410	(3.4)	83,776	2.0	88,410
Tangible book value per share (euro)**	4.12	4.15		4.19		4.15
Price / Tangible book value per share (X) **	1.29	1.32		1.35		1.32
P/E ratio (X) **	11.06	13.56		11.94		13.56

∎ OTHER DATA	Mar-18	Dec-17%		Mar-17%		Dec-17
Number of shareholders	4,108,798	4,029,630	2.0	3,957,838	3.8	4,029,630
Number of employees	201,900	202,251	(0.2)	188,182	7.3	202,251
Number of branches	13,637	13,697	(0.4)	12,117	12.5	13,697
(*)	Excluding net capital gains and provisions.
(**)	Q1’17 data adjusted for the capital increase in July 2017, for like-on-like comparisons with Q4’17 and Q1’18 data.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information:

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 1Q Financial Report, published as Relevant Fact on 24 April 2018, Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on July 4, 2017 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on March 31, 2018 (the “Form 20-F”). These documents are available on Santander website (www.bancosantander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F –under “Key Information-Risk Factors”- and in the Share Registration Document –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid) Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

Financial Report 2018
January - march

January – March 2018 FINANCIAL REPORT 3 Key consolidated data 4 Santander aim 6 Group performance 9 General background 10 Income statement and balance sheet 17 Solvency ratios 18 Risk management 21 Business information 38 Corporate Governance 39 Sustainability 40 The Santander share 41 Financial information. Appendix 59 Alternative performance measures All customers. shareholders and the general public can use Santander’s official social network channels in all the countries in which the Bank operates,

JANUARY - MARCH Key consolidated data

GRUPO SANTANDER. KEY CONSOLIDATED DATA

∎ BALANCE SHEET (EUR million)	Mar-18	Dec-17%		Mar-17%		Dec-17
Total assets	1,438,470	1,444,305	(0.4)	1,351,956	6.4	1,444,305
Loans and advances to customers	856,628	848,914	0.9	795,312	7.7	848,914
Customer deposits	767,340	777,730	(1.3)	705,786	8.7	777,730
Total customer funds	977,488	985,703	(0.8)	898,110	8.8	985,703
Total equity	105,466	106,832	(1.3)	104,869	0.6	106,832
Note: Total customer funds include customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums

∎ INCOME STATEMENT (EUR million)	Q1’18	Q4’17%		Q1’17%		2017
Net interest income	8,454	8,607	(1.8)	8,402	0.6	34,296
Gross income	12,151	12,062	0.7	12,029	1.0	48,392
Net operating income	6,387	6,101	4.7	6,486	(1.5)	25,473
Underlying profit before tax	3,689	3,375	9.3	3,311	11.4	13,550
Underlying attributable profit to the Group	2,054	1,924	6.8	1,867	10.0	7,516
Attributable profit to the Group	2,054	1,542	33.2	1,867	10.0	6,619
Variations in constant euros: Q1’18 vs Q4’17: NII: +0.9%; Gross income: +3.4%; Net operating income: +7.7%; Underlying attributable profit: +9.6%; Attributable profit: +37.2%
Q1’18 vs Q1’17: NII: +11.0%; Gross income: +11.4%; Net operating income: +9.8%; Underlying attributable profit: +22.2%; Attributable profit: +22.2%

∎ EPS**, PROFITABILITY AND EFFICIENCY (%)	Q1’18	Q4’17%		Q1’17%		2017
Underlying EPS (euro) *	0.120	0.113	6.2	0.120	(0.5)	0.463
EPS (euro)	0.120	0.088	35.5	0.120	(0.5)	0.404
RoE	8.67	7.81		8.19		7.14
Underlying RoTE*	12.42	11.79		12.13		11.82
RoTE	12.42	11.21		12.13		10.41
RoA	0.67	0.61		0.65		0.58
Underlying RoRWA*	1.59	1.48		1.48		1.48
RoRWA	1.59	1.44		1.48		1.35
Efficiency ratio (with amortisations)	47.4	49.4		46.1		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Mar-18	Dec-17%		Mar-17%		Dec-17
Fully loaded CET1	11.00	10.84		10.66		10.84
Phased-in CET1	11.19	12.26		12.12		12.26
NPL ratio	4.02	4.08		3.74		4.08
Coverage ratio	70.0	65.2		74.6		65.2

∎ MARKET CAPITALISATION AND SHARES	Mar-18	Dec-17%		Mar-17%		Dec-17
Shares (millions)	16,136	16,136	—	14,582	10.7	16,136
Share price (euros) **	5.295	5.479	(3.4)	5.651	(6.3)	5.479
Market capitalisation (EUR million)	85,441	88,410	(3.4)	83,776	2.0	88,410
Tangible book value per share (euro) **	4.12	4.15		4.19		4.15
Price / Tangible book value per share (X) **	1.29	1.32		1.35		1.32
P/E ratio (X) **	11.06	13.56		11.94		13.56

∎ OTHER DATA	Mar-18	Dec-17%		Mar-17%		Dec-17
Number of shareholders	4,108,798	4,029,630	2.0	3,957,838	3.8	4,029,630
Number of employees	201,900	202,251	(0.2)	188,182	7.3	202,251
Number of branches	13,637	13,697	(0.4)	12,117	12.5	13,697

(*) Excluding net capital gains and provisions.

(**) Q1’17 data adjusted for the capital increase in July 2017, for like-on-like comparisons with Q4’17 and Q1’18 data.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 59.

Financial Report 2018         3

JANUARY - MARCH Santander aim

SANTANDER AIM

Simple Personal Fair “Helping people and businesses prosper” 81%* 77%* 18.8 (+22%**) 27.3(+24%**) of employees engaged million loyal million digital perceive that employees customers customers their colleagues behave in a more Simple, Personal and Fair way ... m ake o n d sa ur a … ti c e d s s us t e e ed t a y o People i v l o an m t p d e Customers o l r m m o s e e y a r e d l m 201,900 o . . o 139 a g . r e M million n g e . . . d r e a n s u l t t y h i l i n i t i g b w n i n t a r o t h h i og Communities* e g r e Shareholders h p l c er g b o i n i n a m ve r i v i n mu st .d s t a 2.1 nit ment . .. s u 4.1 million people y million helped in 2017 44,862* 1,295* 11.00% +11% scholarships agreements with Fully loaded cash dividend granted universities CET1 ratio per share in 2017 and academic institutions growth in 2017 in 21 countries (*) 2017 data (**) % YoY

4         Financial Report 2018

JANUARY - MARCH Santander aim

SANTANDER AIM

Simple Personal Fair Plans were designed to maximise our strengths and improve the opportunities identified in the latest global engagement survey. MyContribution, the performance management model for driving transformation, continued. The first phase was carried out in January, setting the individualised priorities. A collaboration agreement was signed between Santander and Workday in order to put into effect a common Human Resources platform throughout the Group. This will enable enhanced management of the talent pool at the global level and of our professionals in a more Simple, Personal and Fair way. The Leaders Academy Experience was launched. This is a training experience to help leaders play their role in the Bank’s transformation, speed up change and be an example in this new phase. Various strategies continued to be developed under the commercial transformation programme in order to improve customer loyalty and experience. The number of loyal customers rose by 3.3 million and digital ones by 5.2 million. Of note among the commercial actions implemented in the first quarter were the launch of the 1|2|3 Profesional in Spain (the first joint offer from Santander and Popular) and of the Trusted Profile for SMEs in Poland, which enables companies to manage incidents with public administrations remotely. As regards the digital transformation, we launched Santander One Pay FX, making Santander the first bank to offer blockchain-based international payment services to retail customers in several countries. Cockpit, an innovative auto finance platform, in Brazil; CrediSimples, the app for contracting funds and retirement savings plans, in Portugal; and Online Banking individuos in Argentina. In payments via mobile phone, we launched Garmin Pay in Poland, which enables payments to be made using a smartwatch connected to a MasterCard card and Súper Movil in Mexico, a sales channel for pre-approved loans. Santander Spain is the only bank in the country that incorporates all cards in Apple Pay for all segments. The AGM was held, with the participation of more than 660,000 shareholders and a quorum of 64.55% of the share capital, the highest in the Bank’s recent history. Shareholders once again confirmed their confidence in the board, approving 98% of the agreements proposed. The prestigious financial publication, Institutional Investor, in its latest 2018 The All-Europe Executive Team annual ranking, rated Santander’s CEO and CFO as one of the Top 3 in their respective categories (Best CEOs and Best CFOs). Our corporate website and the Analyst Days held in 2017 were rated the second best in Europe. Banco Santander renewed its presence in the Dow Jones Sustainability Index (DJSI), where it has been since 2000 continuously. The Bloomberg Gender-Equality Index ranked Santander as one of the leaders in diversity. A total of EUR 183 million was invested in communities in 2017, with 2.1 million people helped and more than 44,000 scholarships granted. Santander reaffirmed its commitment to universities at the first European summit on education. Furthermore, it also renewed its cooperation with the Fundación General CSIC and assigned EUR 1.5 million to research and innovation projects and a new edition of the W30 and W50 leadership training programmes for female managers, university students and entrepreneurs.

Financial Report 2018         5

JANUARY - MARCH Consolidated financial report

GROUP PERFORMANCE

2018 has started well, with the Group generating double digit profit growth driven by strong results in Brazil, Spain and Mexico and improved performance in the US

In the quarter, profit, profitability and capital all increased. We are well on track to meet our objectives for the year

The commercial transformation is driving growth in loyal and digital customers. Santander kept up its business growth in almost all markets.

Santander’s strategy focuses on customer loyalty. The number of loyal customers increased by 3.3 million in the last 12 months (+22%), with individuals as well as companies rising. The number of digital customers rose by 5.2 million since March 2017, underscoring the strength of our multichannel strategy. These increases benefited from the incorporation of Banco Popular’s customers in March 2018.

This evolution pushed up penetration of digital transactions and sales in the first quarter of 2018.

In the last 12 months, and in local currency, lending grew in the main segments and in 9 of the 10 core units. In funds, demand deposits, time deposits and mutual funds rose in 8 of the 10 core units.

Solid funding and liquidity structure. Net loan-to-deposit ratio of 112% (113% in March 2017).

6         Financial Report 2018

JANUARY - MARCH Consolidated financial report

GROUP PERFORMANCE

Santander is a predictable, profitable and efficient bank, which enables it to increase lending and the dividend, while generating capital organically. Solid profit growth in the first quarter

The greater customer loyalty is producing strong growth in fee income, while digitalisation and operational excellence are maintaining an efficiency ratio (47.4%) which is among the sector’s best and in line with that at the end of 2017.

Santander is among the top three banks in customer satisfaction in seven of its nine main countries.

Solid capital ratios, appropriate for our business model, balance sheet structure and risk profile. Credit quality improved in the last few quarters

The fully loaded CET1 ratio was 11.00%, 16 bps higher than at the end of 2017 and 34 bps in 12 months. In phased-in terms, the total capital ratio was 14.66% and the CET1 ratio 11.19%, very comfortably meeting the minimum ratios required by the European Central Bank (12.156% and 8.656%, respectively).

Tangible capital per share was EUR 4.12. Excluding the initial application of IFRS 9 (-8 cents), it stood at EUR 4.20 (+1.2% from December 2017).

Revenue growth, cost management and the improved cost of credit produced an increase of 10% in attributable profit. Excluding the exchange rate impact, growth was 22%, with 8 of the 10 core units growing.

The NPL ratio improved again and was 135 bps lower than when Popular entered in June 2017. Coverage was 5 p.p. better in the first quarter, benefiting from the initial application of IFRS 9.

The RoTE was above 12.4%, one of the highest of European banks.

The cost of credit improved to 1.04% (1.17% in March 2017).

Financial Report 2018         7

JANUARY - MARCH Consolidated financial report

MAIN BUSINESS AREAS PERFORMANCE

(Greater detail on pages 21 to 37 and in the appendix)

(Changes in constant euros)

• Continental Europe recorded an attributable profit of EUR 931 million, 21% more year-on-year. Growth was largely due to the increase in commercial revenue and also benefited from Banco Popular’s integration and the greater stake in Santander Asset Management.

All units generated higher profits.

Continental Europe’s profit was 14% higher than in the fourth quarter, due to higher revenue and lower costs.

•

United Kingdom: in an environment of some uncertainty arising from Brexit and tough competition, attributable profit was 21% lower year-on-year at EUR 320 million. This was due to pressure on spreads, investments in regulatory and strategic projects, and increased provisions over a first quarter of 2017 with a cost of credit of almost zero.

The first quarter profit was 7% higher than the fourth quarter of 2017. The pressure on spreads on loans and on the SVR (Standard Variable Rate) balances was offset by lower provisions and higher gains on financial transactions.

•  Latin America: profit of EUR 1,099 million, 23% higher year-on-year. Growth was underpinned by the good performance of net interest income and fee income, reflecting the rise in volumes, higher spreads and greater loyalty.

Operating expenses grew mainly because of investment plans in Mexico and the expansion and transformation of the retail network in Argentina, partly because of the incorporation of Citibank’s retail network. The rise in provisions was largely due to higher lending volumes and some single cases in GCB.

Profit was 3% higher than in the fourth quarter, despite being affected by some seasonal factors. Of note was the good performance of net interest income, fee income and costs.

•

United States: Profit of EUR 125 million, 52% more year-on-year, largely due to higher gains on financial transactions, lower provisions and cost control, which offset the decline in gross income from lower volumes and spreads, and reduced fee income from servicing.

The first quarter profit was also higher than the fourth quarter of 2017, thanks to the good performance of all P&L lines: gross income increased, and costs and provisions declined.

8         Financial Report 2018

JANUARY - MARCH General background

GENERAL BACKGROUND

Grupo Santander developed its business in an economic environment that continued to strengthen. Global growth is expected to be close to 4% in 2018, higher than in recent years. The mature economies where the Bank operates are more upbeat, particularly the Eurozone and the United States, while among developing economies the recovery in Brazil and Argentina is consolidating and Mexico is stronger.

US and Mexican interest rates rose in the first quarter, while Brazil’s continued to fall. The rest of central banks held their benchmark rates flat.

Lastly, the euro strengthened in the first quarter against the currencies of most countries where the Group operates.

Country	GDP* change	Economic performance
Eurozone	+2.5%

The upturn accelerated, reducing the divergences by country. Despite this, inflation remained low and wage rises were moderate. The European Central Bank is cutting back its asset purchase programme, but its messages suggest it will maintain its interest rates unchanged during 2018.

Spain	+3.1%

The economy continued to grow strongly, evenly balanced between domestic demand and exports and enabling the current account surplus to remain at 2% of GDP. The unemployment rate dropped to 16.6% in the fourth quarter of 2017 and inflation was low (1.2% in March 2018).

Poland	+4.5%

GDP grew briskly in 2017. The jobless rate was at an all time low of 4.5% in the fourth quarter of 2017. Inflation was 1.3% in March 2018 (below the central bank’s target). The central bank’s reference rate was unchanged at 1.5%.

Portugal	+2.7%

The outlook for 2018 is moderate but with balanced growth. The unemployment rate continued to decline (8.1% in the fourth quarter of 2017.) and inflation was 0.7% in February 2018. The budget deficit came down to 1.1% of GDP in 2017.

United Kingdom	+1.8%

The economy remained very stable in 2017 (1.8% growth vs. 1.9% in 2016). Inflation (2.7% in February) was affected by sterling’s cumulative depreciation, which will ease in 2018. The unemployment rate (4.3%) was close to full employment. The Bank of England base rate (0.5%) could rise in May.

Brazil	+1.0%

The economy consolidated its recovery in the fourth quarter of 2017, driven by private consumption and investment. Inflation remained low (2.7% in March 2018, below the 4.5% target) and the central bank continued to cut its Selic rate to 6.50% in March, an historic low.

Mexico	+2.0%

GDP accelerated in the fourth quarter of 2017, spurred by the service sector and exports. Inflation softened to 5.0% in March and medium-term expectations remain anchored. The central bank increased its reference rate by 25 bps, to 7.50% in the first quarter of 2018.

Chile	+1.5%

The economy grew more strongly in the second half of 2017, when investment began to recover. Inflation remained low (1.8% in March) and the central bank held its reference rate at 2.5% (unchanged since May 2017).

Argentina	+2.9%

The economy grew by close to 4% in the second half of 2017, propelled by strong investment. Inflation rose a little in the first quarter of 2018, due to higher tariffs, however expectations of moderation for 2018 remained.

United States	+2.3%

GDP growth was still solid in the fourth quarter of 2017 and the unemployment rate fell to 4.1%. Inflation remained moderate but with signs of rising and the Fed continued to normalise its monetary policy. The federal funds rate rose 25 bps in March to 1.5-1.75%.

(*) Year-on-year change 2017

∎ EXCHANGE RATES: 1 EURO / CURRENCY PARITY
	Average (income statement)		Period-end (balance sheet)
	Q1’18	Q1’17	Mar-18	Dec-17	Mar-17
US dollar	1.229	1.065	1.232	1.199	1.069
Pound sterling	0.883	0.860	0.875	0.887	0.856
Brazilian real	3.988	3.346	4.094	3.973	3.380
Mexican peso	23.036	21.577	22.525	23.661	20.018
Chilean peso	739.794	697.904	743.240	736.922	710.337
Argentine peso	24.184	16.682	24.803	22.637	16.424
Polish zloty	4.179	4.320	4.211	4.177	4.227

Financial Report 2018         9

JANUARY - MARCH Consolidated financial report

GRUPO SANTANDER RESULTS

The good trend in results continued, with a first quarter attributable profit of EUR 2,054 million, the highest quarterly profit of the last few years
The first quarter profit was 33% higher than the fourth quarter, affected by the recording of non-recurring items. Excluding this, growth was 7% (10% excluding the exchange rate impact)

Compared to the first quarter of 2017, atributable profit rose 10% (22% without the exchange rate impact). This evolution was positively affected by Banco Popular’s incorporation and the greater stake in Santander Asset Management and negatively by exchange rates

These results reflected solid commercial revenue, an efficiency ratio of 47.4%, among the best of our competitors, and a further reduction in the cost of credit to 1.04%
The RoTE was 12.4%, higher than in 2017 and the RoRWA rose to 1.59%

Earnings per share (EPS) of EUR 0.120, unchanged from the first quarter of 2017, affected by the capital increase carried out following Banco Popular’s acquisition. In annualised terms, EPS would have increased double-digits over the full 2017

∎ GRUPO SANTANDER. INCOME STATEMENT
EUR million
			Change			Change
	Q1’18	Q4’17%		% excl. FX	Q1’17%		% excl. FX
Net interest income	8,454	8,607	(1.8)	0.9	8,402	0.6	11.0
Net fee income	2,955	2,949	0.2	2.9	2,844	3.9	14.4
Gains (losses) on financial transactions	493	421	17.0	18.9	573	(13.9)	(4.2)
Other operating income	249	85	193.2	200.0	211	18.2	30.1
Dividends	35	75	(53.3)	(53.6)	41	(14.4)	(11.6)
Income from equity-accounted method	178	223	(20.3)	(17.0)	133	33.8	45.2
Other operating income/expenses	36	(213)	—	—	37	(1.9)	23.1
Gross income	12,151	12,062	0.7	3.4	12,029	1.0	11.4
Operating expenses	(5,764)	(5,961)	(3.3)	(1.0)	(5,543)	4.0	13.3
General administrative expenses	(5,151)	(5,267)	(2.2)	0.3	(4,915)	4.8	14.5
Personnel	(3,000)	(3,116)	(3.7)	(1.5)	(2,912)	3.0	11.9
Other general administrative expenses	(2,151)	(2,151)	0.0	2.9	(2,002)	7.4	18.3
Depreciation and amortisation	(613)	(694)	(11.7)	(10.1)	(629)	(2.5)	4.6
Net operating income	6,387	6,101	4.7	7.7	6,486	(1.5)	9.8
Net loan-loss provisions	(2,282)	(2,181)	4.6	8.2	(2,400)	(4.9)	8.1
Impairment losses on other assets	(24)	(230)	(89.5)	(89.2)	(68)	(64.8)	(63.7)
Other income	(392)	(315)	24.5	24.6	(707)	(44.6)	(39.3)
Underlying profit before tax	3,689	3,375	9.3	12.2	3,311	11.4	23.2
Tax on profit	(1,280)	(1,090)	17.5	20.9	(1,125)	13.8	25.4
Underlying profit from continuing operations	2,409	2,285	5.4	8.1	2,186	10.2	22.0
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	2,409	2,285	5.4	8.1	2,186	10.2	22.0
Minority interests	355	362	(1.8)	0.0	319	11.3	20.6
Underlying attributable profit to the Group	2,054	1,924	6.8	9.6	1,867	10.0	22.2
Net capital gains and provisions	—	(382)	(100.0)	(100.0)	—	—	—
Attributable profit to the Group	2,054	1,542	33.2	37.2	1,867	10.0	22.2

Underlying EPS (euros) **	0.120	0.113	6.2		0.120	(0.5)
Underlying diluted EPS (euros) **	0.119	0.111	7.3		0.120	(0.5)

EPS (euros) **	0.120	0.088	35.5		0.120	(0.5)
Diluted EPS (euros) **	0.119	0.087	37.1		0.120	(0.5)

Pro memoria:
Average total assets	1,439,732	1,460,975	(1.5)		1,353,495	6.4
Average stockholders’ equity	94,793	93,628	1.2		91,171	4.0

(*)

In Q4’17, capital gains from the disposal of the stake in Allfunds Bank (EUR 297 million), USA fiscal reform (EUR 73 million), goodwill charges (EUR -603 million) and in the US provisions for hurricanes, repurchase of a minority stake and other (EUR -149 million)

(**)

Q1’17 data adjusted for the capital increase in July 2017, with impact on earnings per share of previous periods, due to the change in the number of shares in circulation. The financial information for these periods has been restated in accordance with the applicable regulation.

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JANUARY - MARCH Consolidated financial report

∎ QUARTERLY INCOME STATEMENT
EUR million

	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Net interest income	8,402	8,606	8,681	8,607	8,454
Net fee income	2,844	2,916	2,888	2,949	2,955
Gains (losses) on financial transactions	573	286	422	421	493
Other operating income	211	240	260	85	249
Dividends	41	238	31	75	35
Income from equity-accounted method	133	160	188	223	178
Other operating income/expenses	37	(157)	42	(213)	36
Gross income	12,029	12,049	12,252	12,062	12,151
Operating expenses	(5,543)	(5,648)	(5,766)	(5,961)	(5,764)
General administrative expenses	(4,915)	(4,983)	(5,161)	(5,267)	(5,151)
Personnel	(2,912)	(2,943)	(3,000)	(3,116)	(3,000)
Other general administrative expenses	(2,002)	(2,039)	(2,161)	(2,151)	(2,151)
Depreciation and amortisation	(629)	(665)	(605)	(694)	(613)
Net operating income	6,486	6,401	6,486	6,101	6,387
Net loan-loss provisions	(2,400)	(2,280)	(2,250)	(2,181)	(2,282)
Impairment losses on other assets	(68)	(63)	(54)	(230)	(24)
Other income	(707)	(785)	(591)	(315)	(392)
Underlying profit before tax	3,311	3,273	3,591	3,375	3,689
Tax on profit	(1,125)	(1,129)	(1,243)	(1,090)	(1,280)
Underlying profit from continuing operations	2,186	2,144	2,347	2,285	2,409
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	2,186	2,144	2,347	2,285	2,409
Minority interests	319	395	371	362	355
Underlying attributable profit to the Group	1,867	1,749	1,976	1,924	2,054
Net capital gains and provisions*	—	—	(515)	(382)	—
Attributable profit to the Group	1,867	1,749	1,461	1,542	2,054

Underlying EPS (euros) **	0.120	0.112	0.118	0.113	0.120
Underlying diluted EPS (euros) **	0.120	0.111	0.119	0.111	0.119

EPS (euros) **	0.120	0.112	0.084	0.088	0.120
Diluted EPS (euros) **	0.120	0.111	0.085	0.087	0.119

(*) Including :

–	In Q3’17, integration costs (Popular EUR -300 million, Germany EUR -85 million) and charge for equity stakes and intangible assets (EUR -130 million).

–

In 4Q’17, capital gains from the disposal of the stake in Allfunds Bank (EUR 297 million), USA fiscal reform (EUR 73 million), goodwill charges (EUR -603 million) and in the US provisions for hurricanes, repurchase of a minority stake and other (EUR -149 million).

(**) Data adjusted to capital increase of July 2017.

Financial Report 2018         11

JANUARY - MARCH Consolidated financial report

First quarter results compared to the fourth quarter of 2017

The Group’s first quarter attributable profit of EUR 2,054 million was 33% higher than the fourth quarter, a period affected by non-recurring items amounting to EUR 382 million negative net of taxes, mainly amortisation of SC USA’s goodwill and the capital gain of Allfunds.

Eliminating these effects, growth was 7% (10% excluding the exchange rate impact). Growth was due to:

•	Higher gross income (+3%) from fee income and gains on financial transactions, to which the contribution to the Deposit Guarantee Fund is added in the fourth quarter.

•	Operating expenses were 1% lower, with falls in Spain, Poland, Portugal and Brazil.

•

The line of other results and provisions declined, and was significantly lower than in all quarters of 2017, mainly because of reduced impairment of intangible assets in 2018 and lower charges for conduct remediation.

Evolution of results over the first quarter of 2017

Attributable profit rose 10% year-on-year and 22% excluding the exchange rate impact. The P&L performance by line was as follows (all changes exclude the exchange rate impact).

Gross income

•

The structure of our gross income, where net interest income and fee income account for 94% of total revenue, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way. Gross income increased 11%, as follows:

–	Net interest income rose 11%, due to greater lending and higher deposits, mainly in developing countries, the entry of Banco Popular and management of spreads.

All units increased except for the United Kingdom, affected by pressure on spreads on new lending and standard variable rate (SVR) balances, and the US, hit by lower balances in the auto finance portfolio and tighter spreads. The decline in revenue was offset by lower provisions.

–

Fee income was up 14%, and grew at a faster pace than in previous years, reflecting greater activity and customer loyalty, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption, where the increased stake in Santander Asset Management is recorded. By businesses, rise in fee income from Retail Banking (77% of the total) as well as from GCB and Wealth Management.

–

Gains on financial transactions, which only account for 4% of gross income, fell 4% and the sum of dividends, equity-accounted income and other income rose EUR 58 million, partly because of the higher income from leasing in the United States.

12         Financial Report 2018

JANUARY - MARCH Consolidated financial report

Operating expenses

•

Operating expenses rose 13% as a result of the perimeter impact and higher inflation in some countries. In real terms (excluding inflation and the perimeter effect), they increased 2%, mainly due to investments in commercial transformation and digitalisation. Recent optimisation measures taken as part of the ongoing integration process will be reflected in achieving synergies in the future

Of note by units was the fall in real terms of costs in Portugal and the United States, while those at Santander Consumer Finance, Poland and Chile were basically flat. The main rises were in Mexico, due to investments in infrastructure; in Argentina, because of Citibank’s integration, the review of the salary agreement and investments in transformation and technology; and in the UK due to investments in regulatory, strategic and digital transformation projects.

Costs increased slightly in Brazil (due to business growth). In Spain they rose YoY, but declined versus the fourth quarter, showing the first fruits of the optimisation plan.

In short, we are keeping our focus on operational excellence in order to remain a reference in the sector in terms of efficiency, while we continued to enhance the customer experience.

Loan-loss provisions

•

Good evolution of credit quality ratios. Both the NPL ratio, as well as the coverage ratio and the cost of credit, improved over 2017. Loan-loss provisions increased in most countries, partly as a result of the growth in volumes and partly because of the larger sales of portfolios and the release of provisions in 2017.

•	The cost of credit dropped from 1.17% in March 2017 to 1.04% a year later, and continued to be better than the goal we announced at the Investor Day.

Other results and provisions

•

Other results and provisions were EUR 416 million negative, 42% lower than in the first quarter of 2017. This item records different kinds of provisions, as well as capital gains, capital losses and asset impairment. The sharp drop compared to the same period of 2017 was largely due to Brazil, because of lower provisions for legal and labour claims (trabalhistas).

Profit and profitability

•	Pre-tax profit rose 23% year-on-year and attributable profit 22%. The tax rate was 35%, slightly higher than in 2017.

•	RoTE (12.4%) and RoRWA (1.59%) were also higher year-on-year and over the whole of 2017. Both ratios are the best of the last few years.

•	Earnings per share (EPS) were EUR 0.120, unchanged from the first quarter of 2017, affected by the capital increase last year. In annualised terms it would be clearly higher to that for the full 2017.

Financial Report 2018         13

JANUARY - MARCH Consolidated financial report

∎ GRUPO SANTANDER BALANCE SHEET
EUR million
Assets	Mar-18	Mar-17	Absolute change	%	Dec-17
Cash, cash balances at central banks and other demand deposits	100,673	74,804	25,869	34.6	110,995
Financial assets held for trading	124,591	143,109	(18,518)	(12.9)	125,458
Debt securities	32,059	46,944	(14,885)	(31.7)	36,351
Equity instruments	17,941	16,174	1,767	10.9	21,353
Loans and advances to customers	10,630	11,375	(745)	(6.5)	8,815
Loans and advances to central banks and credit institutions	8,394	3,449	4,945	143.4	1,696
Derivatives	55,567	65,167	(9,600)	(14.7)	57,243
Financial assets designated at fair value through profit or loss	58,214	46,026	12,188	26.5	34,781
Loans and advances to customers	20,716	17,865	2,851	16.0	20,475
Loans and advances to central banks and credit institutions	29,658	24,038	5,620	23.4	9,889
Other (debt securities an equity instruments)	7,840	4,123	3,717	90.2	4,417
Financial assets designated at fair value through equity	123,285	118,195	5,090	4.3	133,271
Debt securities	119,267	112,946	6,321	5.6	128,481
Equity instruments	2,929	5,249	(2,320)	(44.2)	4,790
Loans and advances to customers	1,089	—	1,089	—	—
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	915,454	859,072	56,382	6.6	916,504
Debt securities	41,047	27,169	13,878	51.1	31,034
Loans and advances to customers	824,193	766,072	58,121	7.6	819,625
Loans and advances to central banks and credit institutions	50,214	65,831	(15,617)	(23.7)	65,845
Investments in subsidaries, joint ventures and associates	9,155	5,275	3,880	73.6	6,184
Tangible assets	21,912	22,807	(895)	(3.9)	22,975
Intangible assets	28,523	29,645	(1,122)	(3.8)	28,683
Goodwill	25,612	26,939	(1,327)	(4.9)	25,769
Other intangible assets	2,911	2,706	205	7.6	2,914
Other assets	56,663	53,023	3,640	6.9	65,454
Total assets	1,438,470	1,351,956	86,514	6.4	1,444,305

Liabilities and shareholders’ equity
Financial liabilities held for trading	95,172	99,550	(4,378)	(4.4)	107,624
Customer deposits	18,881	10,649	8,232	77.3	28,179
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	1,654	644	1,010	156.8	574
Derivatives	54,163	67,580	(13,417)	(19.9)	57,892
Other	20,474	20,677	(203)	(1.0)	20,979
Financial liabilities designated at fair value	59,706	56,606	3,100	5.5	59,617
Customer deposits	32,477	27,495	4,982	18.1	28,945
Debt securities issued	2,445	3,373	(928)	(27.5)	3,056
Deposits by central banks and credit institutions	24,784	25,738	(954)	(3.7)	27,027
Other	—	—	—	—	589
Financial liabilities measured at amortized cost	1,134,513	1,048,447	86,066	8.2	1,126,069
Customer deposits	715,981	667,642	48,339	7.2	720,606
Debt securities issued	221,540	218,019	3,521	1.6	214,910
Deposits by central banks and credit institutions	166,925	137,029	29,896	21.8	162,714
Other	30,067	25,757	4,310	16.7	27,839
Liabilities under insurance contracts	850	635	215	33.9	1,117
Provisions	14,284	14,411	(127)	(0.9)	14,490
Other liabilities	28,479	27,438	1,041	3.8	28,556
Total liabilities	1,333,004	1,247,087	85,917	6.9	1,337,472
Shareholders’ equity	117,451	107,706	9,745	9.0	116,265
Capital stock	8,068	7,291	777	10.7	8,068
Reserves	107,329	100,215	7,114	7.1	103,608
Attributable profit to the Group	2,054	1,867	187	10.0	6,619
Less: dividends	—	(1,667)	1,667	(100.0)	(2,029)
Other comprehensive income	(22,483)	(15,122)	(7,361)	48.7	(21,777)
Minority interests	10,498	12,285	(1,787)	(14.5)	12,344
Total equity	105,466	104,869	597	0.6	106,832
Total liabilities and equity	1,438,470	1,351,956	86,514	6.4	1,444,305

NOTE: Due to the application of IFRS 9 from 1 January 2018 and the decision to not restate the accounts, as permitted in the regulation, the balance sheet from the first quarter of 2018 is not comparable with previous reporting periods. As such, for comparative purposes, and given the portfolio reclassification and the corresponding nomenclature changes were not significant, the 2017 accounts have been reorganised in accordance with the new aims and valuation methods. The initial impact as of 1 January 2018 was a 1.8% increase in fair value portfolios and a 0.8% decrease in portfolios valued at amortised cost, including a EUR 2 billion increase in impairment losses. The resulting decrease in equity was just under EUR 1.5 billion.

14         Financial Report 2018

JANUARY - MARCH Consolidated financial report

GRUPO SANTANDER BALANCE SHEET

The balances of loans and advances were stable in the first quarter, as well as those of customer funds with little impact from exchange rates

Year-on-year comparisons reflected a positive effect from Banco Popular’s integration last June, mainly in Spain and Portugal, and a negative one of around 6 pp from the impact of exchange rates and the depreciation of most currencies against the euro

Gross loans and advances excluding reverse repos increased 13% YoY (excluding the exchange rate impact), with rises in 9 of the 10 core units
Customer funds rose 16% (excluding the exchange rate impact), with growth in 8 of the 10 core units. Double-digit growth in demand and time deposits as well as in mutual funds

Gross customer loans and advances (excluding reverse repos)

Gross customer loans and advances excluding reverse repos were evenly balanced: individuals (46%), consumer credit (16%), SMEs and companies (28%) and GCB (10%).

•	Quarter-on-quarter, and excluding the exchange rate impact, loans were largely stable (+0.3%) with the following performance by country:

–	Balances increased 3% in developing countries, particularly Argentina (+11%), Chile (+3%) and Brazil (+3%).

–	On the other hand, balances remained unchanged (-0.2%) in mature countries.

•	Year-on-year growth was 7% higher and 13% eliminating the impact of exchange rates, for the whole Group, favoured by the acquisition of Banco Popular.

–

Rises in nine of the 10 main countries, particularly in Spain (+44%), Argentina (+41%) and Portugal (+30%). Also noteworthy in Brazil (+11%), Mexico (+8%) and Santander Consumer Finance (+7%), all of them growing at a faster pace than in previous quarters. Lastly, Poland’s rose 5%.

–	The only country where loans fell was the United States (-3%), where optimisation of portfolios continues.

Financial Report 2018         15

JANUARY - MARCH Consolidated financial report

Customer funds

Customer funds are well diversified by products: 59% are demand deposits, 22% time deposits and 19% mutual funds.

•	In the first quarter, total deposits excluding repos and mutual funds, hardly changed (+0.5% excluding the exchange rate impact).

–

Evolution by countries. All units in developing countries increased their funds in their respective currencies, notably Argentina and Brazil. Positive performance also among mature countries except for Spain, where we continued the strategy of reducing the expensive balances incorporated from Popular, and the UK, where balances of time deposits are also being reduced.

•	Growth year-on-year was 10% and 16% excluding the exchange rate impact, favoured by Banco Popular’s acquisition.

–

The strategy continued to focus on boosting loyalty and this helped produce rises of 15% in demand deposits and 19% in mutual funds. Time deposits increased 19%, largely due to Latin American countries, particularly Brazil, within the strategy of replacing letras financieras with customer deposits in order to optimise the cost of funds.

–

Growth in eight of the 10 core units. As well as Spain (+38%) and Portugal (+19%), benefiting from the positive impact of Banco Popular, the largest rises were in Argentina (+41%), Brazil (+28%), Mexico (+9%) and Poland (+6%). The only decline was in the US (-6%) due to the outflow of wholesale and public sector deposits.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

•	In the first quarter of 2018 various Group units carried out several issuances, such as:

–	Medium- and long-term senior debt issuances amounting to EUR 4,678 million and covered bonds placed in the market of EUR 1,566 million. Securitisations placed in the market of EUR 3,645 million.

–

Issues eligible for Total Loss-Absorbing Capacity (TLAC) amounting to EUR 6,154 million, in order to strengthen the Group’s situation, consisting of senior non-preferred: EUR 3,404 million; subordinated debt: EUR 1,250 million and preferred: EUR 1,500 million.

–	Maturities of medium- and long-term debt of EUR 8,016 million

•	The net loan-to-deposit ratio was 112% (113% in March 2017). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 113%, underscoring the comfortable funding structure.

16         Financial Report 2018

JANUARY - MARCH Consolidated financial report

SOLVENCY RATIOS1

The fully loaded CET 1 ratio increased 16 bps in the quarter to 11.0%.
Tangible equity per share was EUR 4.12. Excluding the initial application of IFRS 9 (EUR -0.08), it would be EUR 4.20 (+1.2% versus December 2017)
The fully loaded leverage ratio was 5.1% (5.0% in March 2017)

At the end of March 2018, the total phased-in capital ratio stood at 14.66% and the phased-in CET1 ratio at 11.19%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis: 12.156% for the total capital ratio and 8.656% for the CET1 ratio.

In fully loaded terms, the CET1 ratio in March was 11.0%, up 16 bps in the quarter with the following breakdown: organic generation of 9 bps, perimeter impact of 8 bps and other impacts, including valuation changes in fair value portfolios, of -1 bp.

Additionally, on 1 January 2018, the IFRS 9 regulation came into force and includes various accounting changes which affect capital ratios. According to the new regulation, provisions can no longer be classified as general and their excesses no longer count towards Tier 2 capital, reducing the total capital ratio by 63 bps in the quarter. The second main impact corresponds to an increase in provisions due to moving to an expected loss framework from an incurred loss framework. Santander opted to apply the dynamic phase-in arrangements, which imply a transitional application of over five years. Excluding the transitional arrangements, the total impact on the fully loaded CET1 ratio would have been -23 bps.

In accordance with the TLAC issuance plan, there were two main issuances in the quarter, with impact on the capital ratios. In February we issued EUR 1.25 billion of subordinated (Tier 2) debt maturing in 2028. In March we completed a EUR 1.5 billion issuance of contingent convertible capital securities (CoCos), which contribute towards additional tier 1 (AT1) capital levels.

∎ ELIGIBLE CAPITAL. MARCH 2018

     EUR million

	Phased-in	Fully loaded
CET1	67,144	66,043
Basic capital	77,217	74,926
Eligible capital	88,002	86,623
Risk-weighted assets	600,129	600,129

CET1 capital ratio	11.19	11.00
T1 capital ratio	12.87	12.49
Total capital ratio	14.66	14.43

(*) All 2018 data calculated using the IFRS 9 transitional arrangements, unless otherwise indicated

Financial Report 2018         17

JANUARY - MARCH Consolidated financial report

RISK MANAGEMENT

The Group’s NPL ratio continued its downward trend (-6 bps in the quarter to 4.02%)
Good evolution of the cost of credit (1.04%), 13 bps lower than in the first quarter of 2017 and 3 bps better than the fourth
Loan-loss provisions at the end of March amounted to EUR 2,282 million, increasing coverage to 70% from 65% at the end of 2017. This increase is due to the initial application of IFRS 9

Credit risk management

•	Non-performing loans remained stable in the first quarter at EUR 37,408 million (-0.5%). The NPL ratio stood at 4.02% (-6 bps in the quarter).

•

The entry into force of the new regulation of provisions for expected loss (IFRS 9) produced an increase in loan-loss provisions to EUR 26,173. This represented coverage of 70% at the end of March, bearing in mind that the ratios of the UK and Spain are affected by the weight of mortgage balances and so require fewer provisions as they have collateral guarantees.

•	The cost of credit (1.04%) continued its favourable trend both over the fourth as well as first quarters of 2017.

The following table sets out the NPL and coverage ratios of the main countries where the Group operates:

•

Spain’s NPL ratio declined slightly in the quarter, thanks to pro-active management of the portfolio which offset the denominator impact from the maturity of one-off operations in the wholesale portfolio.

•	Portugal’s NPL ratio increased in the first quarter, after integrating Popular’s portfolios.

•	Poland’s NPL ratio rose in the quarter because of the worse performance of GCB portfolios and those of individual customers.

•	Santander Consumer Finance’s NPL ratio was slightly lower in the quarter and coverage increased to 107% (101% in December 2017).

•

The UK’s NPL ratio continued to evolve favourably in the first quarter, due to the good performance of mortgages, the growth in lending to individual customers and the disposal of some non-strategic assets from the companies’ portfolio.

•	Brazil’s NPL ratio hardly changed in the quarter, and its coverage reached 110% (93% in December 2017).

•	Mexico’s NPL ratio was stable in the first quarter and coverage stood at 114% (98% in December 2017).

•	Chile’s NPL ratio increased a little in the first quarter because of the SME portfolio. Coverage was 61% (58% in December 2017).

•	Argentina’s NPL ratio rose slightly in the quarter and coverage increased sharply, to above 120% (100% in December 2017).

•	In the US, the NPL ratio rose a little in the first quarter, and coverage remained at around 170%.

∎ CREDIT RISK MANAGEMENT
EUR million

	Mar-18	Mar-17	% Chg.	Dec-17
Non-performing loans	37,408	32,158	16.3	37,596
NPL ratio (%)	4.02	3.74		4.08
Loan-loss allowances	26,173	24,002	9.0	24,529
For impaired assets	16,693	14,636	14.1	16,459
For other assets	9,480	9,366	1.2	8,070
Coverage ratio (%)	70.0	74.6		65.2
Cost of credit (%)	1.04	1.17		1.07

∎ CREDIT RISK MANAGEMENT. MARCH 2018
%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	6.27	(5)	105	51.1
Spain’s RE activity	95.82	529	266	41.1
Consumer Finance	2.48	(2)	(14)	107.2
Poland	4.77	20	(43)	72.0
Portugal	8.29	78	(18)	53.9
United Kingdom	1.17	(16)	(14)	34.6
Brazil	5.26	(3)	(10)	110.4
Mexico	2.68	(1)	(9)	113.5
Chile	5.00	4	7	61.0
Argentina	2.54	4	72	121.3
USA	2.86	7	43	169.1

18         Financial Report 2018

JANUARY - MARCH Consolidated financial report

∎ NON-PERFORMING LOANS BY QUARTER
EUR million
	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Balance at beginning of period	33,643	32,158	50,714	39,442	37,596
Net additions	1,583	2,255	2,499	1,933	2,340
Increase in scope of consolidation	18	20,969	(10,954)	—	—
Exchange rate differences and other	536	(854)	(150)	(358)	361
Write-offs	(3,623)	(3,813)	(2,667)	(3,420)	(2,890)
Balance at period-end	32,158	50,714	39,442	37,596	37,407

Structural exchange rate risk

Santander has a core capital ratio coverage level of around 100% in order to protect itself from exchange rate movements.

Market risk

•

The risk of trading activity in the first quarter of global corporate banking, measured in daily VaR terms of 99%, fluctuated between EUR 16.6 million and EUR 9.1 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•	The average VaR was slightly higher in the second part of the quarter due to market volatility, increasing the exposure to interest rate risk temporarily and always within the established limits.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of March was EUR 13.0 million.

∎ TRADING PORTFOLIOS*. VaR by geographic region
EUR million

	2018		2017
First quarter	Average	Latest	Average

Total	11.4	12.6	23.9
Europe	6.3	8.6	8.0
USA and Asia	1.6	1.7	2.6
Latin America	9.4	11.2	20.4
Global activities	0.6	1.1	0.6

(*) Activity performance in Global Corporate Banking financial markets

∎ TRADING PORTFOLIOS*. VaR by market factor
EUR million

First quarter	Min.	Avg.	Max.	Last
VaR total	9.1	11.4	16.6	12.6
Diversification effect	(6.7)	(10.8)	(18.7)	(10.1)
Interest rate VaR	8.8	11.4	15.5	8.8
Equity VaR	1.0	2.6	4.4	4.4
FX VaR	1.6	3.9	7.3	5.4
Credit spreads VaR	2.2	4.2	7.6	4.0
Commodities VaR	—	—	—	—

(*) Activity performance in Global Corporate Banking financial markets

NOTE: In the portfolios of Latin America, United States and Asia, the VaR corresponding to the credit spreads factor which is not sovereign risk, is not relevant and it is included in the interest rate factor

Financial Report 2018         19

JANUARY - MARCH Consolidated financial report

REAL ESTATE ACTIVITY IN SPAIN

•

As announced after the acquisition of Banco Popular, and in order to reduce Grupo Santander’s unproductive assets to immaterial levels, on 8 August Banco Popular formalised agreements with the Blackstone fund for the acquisition by the fund of 51% of Banco Popular’s real estate business and thus control over it. This business consists of the foreclosed real estate portfolio, non-performing loans emanating from the real estate sector and other assets related to Banco Popular’s activity and that of its subsidiaries.

•

As envisaged, the transaction was closed in the first quarter of 2018, once the corresponding authorisations were obtained. This enables Santander to focus on Popular’s integration and limits uncertainties on possible additional losses related to the real estate exposure.

•

The closing of the transaction involves the creation of a company controlled by the Blackstone fund, in which Santander has a 49% stake, to which Banco Popular transferred the business constituted by the assets stated and 100% of the share capital of Aliseda.

•	The operation does not involve for Banco Popular and Banco Santander any significant impact on the P&L. The positive impact on Grupo Santander’s fully loaded CET1 ratio was 10 bps.

•

Following this operation, the Spain Real Estate Activity unit’s net exposure stands at EUR 5,200 million (coverage of 50%). This comprises real estate assets for a net value of EUR 4,000 million (coverage of 51%) and real estate loans of EUR 1,200 million (coverage of 43%).

EUR million	Net value
Real estate assets	4.0
- Foreclosed	2.8
- Rentals	1.2
Non-performing real estate loans	1.2
Assets + non-performing real estate	5.2

20         Financial Report 2018

JANUARY - MARCH Business information

DESCRIPTION OF BUSINESS

In 2018 Grupo Santander maintained the same general criteria applied in 2017, as well as the business segments, with the following exceptions:

•

Banco Popular’s financial results and balance sheet have been allocated to the corresponding geographic areas. In 2017, starting from the integration date, Banco Popular was reported separately. The main affected areas are: Spain, Portugal and Real Estate Activity in Spain.

•

The Wealth Management unit, created at the end of 2017, will be reported independently as a global business. This unit was previously included in Retail Banking. This change has no impact on the geographic business.

•	Annual adjustment of the Global Customer Relationship Model’s perimeter, between Retail Banking and Global Corporate Banking, with no impact on the geographic business.

These changes have no impact on the Group’s figures. However, for comparative purposes, the figures of previous periods have been restated including changes in the affected geographic and global businesses.

Moreover, the balance sheets have been adjusted to the new IFRS 9 regulation. Since retroactive application of this rule is not mandatory, certain lines of the 2018 balance sheet are not comparable with previously reported periods. For comparative purposes, and given the scant significance of portfolio reclassifications and their nomenclature changes, the 2017 accounts have been reorganised in accordance with their purpose and valuation method.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico, Chile and Argentina are set out.

•

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking, Wealth Management and Spain Real Estate Activity.

•

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the SGCB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Wealth management. Includes the asset management business (Santander Asset Management), the new corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

Financial Report 2018         21

JANUARY - MARCH Business information

∎ NET OPERATING INCOME		QoQ		YoY
EUR million	Q1’18	%	% excl. FX	%	% excl. FX
Continental Europe	1,915	16.5	16.3	13.0	13.3
o/w: Spain	918	41.9	41.9	23.9	23.9
Santander Consumer Finance	631	0.9	0.9	2.4	3.4
Poland	179	(18.0)	(19.0)	2.3	(1.0)
Portugal	183	11.9	11.9	17.8	17.8
United Kingdom	586	(6.0)	(6.6)	(17.4)	(15.1)
Latin America	3,391	0.6	5.2	(3.2)	13.2
o/w: Brazil	2,280	2.6	7.3	(5.1)	13.1
Mexico	491	1.3	4.5	(2.7)	3.9
Chile	382	(0.0)	(0.7)	0.2	6.2
Argentina	159	(22.4)	(7.2)	(13.9)	24.9
USA	843	2.3	6.3	(19.1)	(6.6)
Operating areas	6,734	4.2	7.1	(3.1)	7.3
Corporate Centre	(348)	(3.1)	(3.1)	(24.5)	(24.5)
Total Group	6,387	4.7	7.7	(1.5)	9.8

∎ ATTRIBUTABLE PROFIT TO THE GROUP		QoQ		YoY
EUR million	Q1’18	%	% excl. FX	%	% excl. FX
Continental Europe	931	14.4	14.3	20.3	21.0
o/w: Spain	455	37.6	37.6	25.7	25.7
Santander Consumer Finance	323	3.7	3.7	2.7	4.0
Poland	63	(22.3)	(23.3)	6.3	2.8
Portugal	127	6.3	6.3	1.1	1.1
United Kingdom	320	7.7	6.8	(23.2)	(21.1)
Latin America	1,099	(1.9)	2.9	4.7	23.4
o/w: Brazil	677	5.5	10.7	6.8	27.3
Mexico	175	(2.0)	1.5	6.9	14.1
Chile	151	2.9	2.1	2.2	8.4
Argentina	66	(31.5)	(17.9)	(38.5)	(10.9)
USA*	125	76.9	80.9	31.6	51.9
Operating areas*	2,475	7.5	9.9	6.0	15.2
Corporate Centre	(421)	11.5	11.5	(10.0)	(10.0)
Total Group*	2,054	6.7	9.6	10.0	22.2
Net capital gains and provisions	—	(100.0)	(100.0)	—	—
Total Group	2,054	33.2	37.2	10.0	22.2
(*) In the units. underlying attributable profit (excluding net capital gains and provisions)

∎ GROSS LOANS AND ADVANCES TO CUSTOMERS EXCL. REPOS		QoQ		YoY
EUR million	Q1’18	%	% excl. FX	%	% excl. FX
Continental Europe	383,048	(0.3)	(0.3)	26.5	26.9
o/w: Spain	216,907	(0.8)	(0.8)	43.9	43.9
Santander Consumer Finance	92,142	(0.3)	(0.5)	5.9	6.7
Poland	23,161	0.8	1.6	5.7	5.3
Portugal	37,418	(0.2)	(0.2)	30.1	30.1
United Kingdom	239,034	1.4	(0.0)	(1.5)	0.8
Latin America	155,553	1.4	2.7	(4.9)	10.4
o/w: Brazil	74,071	(0.4)	2.7	(8.8)	10.5
Mexico	28,693	6.4	1.3	(4.3)	7.6
Chile	38,995	2.0	2.8	(0.7)	3.9
Argentina	7,741	1.8	11.5	(6.8)	40.7
USA	72,285	(4.1)	(1.5)	(15.9)	(3.0)
Operating areas	849,920	0.2	0.2	6.9	12.6
Total Group	856,197	0.3	0.3	7.0	12.7

∎ CUSTOMER FUNDS (CUSTOMER DEP. EX. REPOS + MUTUAL FUNDS)		QoQ		YoY
EUR million	Q1’18	%	% excl. FX	%	% excl. FX
Continental Europe	424,606	(0.2)	(0.1)	29.2	29.3
o/w: Spain	313,399	(1.1)	(1.1)	38.4	38.4
Santander Consumer Finance	36,849	4.1	3.9	3.3	4.0
Poland	28,109	1.1	1.9	6.6	6.2
Portugal	37,241	3.1	3.1	19.0	19.0
United Kingdom	207,354	(1.4)	(2.8)	(2.7)	(0.5)
Latin America	201,746	3.5	5.0	2.3	20.3
o/w: Brazil	110,178	3.0	6.1	5.6	27.9
Mexico	38,095	7.2	2.0	(2.7)	9.5
Chile	33,885	2.4	3.2	(1.1)	3.5
Argentina	13,138	2.2	12.0	(6.8)	40.7
USA	58,666	(1.1)	1.6	(18.3)	(5.9)
Operating areas	892,372	0.3	0.5	10.1	16.4
Total Group	892,588	0.3	0.5	10.0	16.3

22         Financial Report 2018

JANUARY - MARCH Business information

SPAIN	EUR 455 Mn Attributable profit
Highlights
Santander and Popular launched the 1/2/3 Profesional account, their first joint offer, in order to capture more than 100,000 new customers
Launching of Santander One Pay Fx, a blockchain-based international payment service, which reduces the transfer time to one day
Good evolution of new lending spreads. Growth was spurred by private banking, SMEs, credit and consumer loans
Attributable profit was 26% higher year-on-year at EUR 455 million

Banco Popular’s integration process

•

In 2018, Santander Spain is carrying out the integration in line with the calendar. Integration of central services has already been completed. It will continue to work on legal integration and in the last part of 2018 we will be ready to take on the operational integration of Popular into Santander’s systems.

•

Santander made progress in managing Banco Popular’s alliances in order to recover strategic businesses and facilitate integration. The focus was on improving the customer experience. Of note was the sale of Popular’s 49% stake in WiZink to Varde while, simultaneously, recovering Popular’s cards business. We are also recovering the management of its ATMs.

Comercial activity

•	The 1|2|3 Profesional account, the first joint offer of Santander and Popular, was launched for the self-employed and micro companies.

•	In the companies segment, we extended the network of international business specialists in factoring, confirming, leasing and wholesale banking products to Popular’s network.

•	New protection insurance campaign. Santander is the only bank to offer a 100% digital service in mobile phones and online.

•	Santander is the only bank to have incorporated all its credit and debit cards to Apple Pay in all segments.

Business performance

•

Strong year-on-year growth in volumes, thanks to Popular’s integration. Positive evolution of loans to SMEs in the first quarter, falls in mortgage loans and in GCB, and seasonality of the commercial portfolio.

•	Decrease in deposits in the quarter, concentrated in one-off wholesale banking operations and outflow of the expensive institutional funds.

Results

Attributable profit of EUR 455 million, 26% more than in the first quarter of 2017. Evolution affected by Popular integration. Notable aspects:

•	Net interest income up 39%, with improved spreads. Fee income was 47% higher.

•	Higher operating expenses, affected by the integration of a business with worse efficiency levels.

•	Lower cost of credit with sharp improvement of the NPL ratio in recent quarters. Coverage was around 51%.

Attributable profit was 38% higher than the fourth quarter of 2017, due to the charge for the Deposit Guarantee Fund recorded in that period.

Financial Report 2018         23

JANUARY - MARCH Business information

SANTANDER CONSUMER FINANCE	EUR 323 Mn
Highlights (changes in constant euros)	Attributable profit

New lending increased 9% with rises in almost all countries
Results reflected higher gross income, cost control and a cost of credit still at low levels
Attributable profit up 4% year-on-year and high profitability (RoTE 16.6%)

In consumer finance launching of two core projects for business model transformation (e-commerce and digital integration with customers). Expected roll out of more than 30 customer journeys in 10 units throughout the year

Commercial activity

•	The auto finance market stabilised and registered 0.7% year-on-year growth in car sales.

•	SCF’s growth still based on its solid business model: diversification by country, efficiency and risk and recovery systems that keep credit quality high.

•

Management continued to focus on boosting leadership in auto finance and reinforcing consumer finance by the continuous development of the value added proposition with the brand’s captive lenders and ultimate customers. All of it by strengthening digital channels.

•	SC Germany has launched a plan to integrate the retail networks. The plan is progressing as scheduled.

Business performance

•	New lending increased 9% year-on-year, driven by commercial agreements in various countries. Of note, Poland (+27%), France (+18%), Spain (+13%) and Italy (+11%).

•	Customer deposits have remained stable for several quarters at around EUR 37,000 million, something that sets Santander apart from its competitors.

•	Recourse to wholesale funding amounted to EUR 2,981 million. Customer deposits and medium- and long-term issues-securitisations covered 73% of net loans.

Results

Attributable profit of EUR 323 million, 4% higher than in the first quarter of 2017:

•	Gross income increased largely backed by net interest income (lower funding costs and larger volumes).

•	The efficiency ratio of 44.6% was 30 bps better year-on-year.

•

The cost of credit remained low (0.36%), confirming the exceptional performance of portfolios. The increase in provisions over the first quarter of 2017 was due to portfolio sales and release of provisions in 2017.

•	The NPL ratio was 2.48%, 14 bps lower year-on-year.

•	Notable profit generation in Germany (EUR 77 million), Spain (EUR 68 million) and the Nordic countries (EUR 56 million).

•	New lending remained stable over the fourth quarter of 2017 and attributable profit increased 4%, with good performance of both, net interest income and fee income.

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POLAND	EUR 63 Mn
Highlights (changes in constant euros)	Attributable profit
Acceleration in volumes across all segments in both lending and deposits
Santander is the reference bank in Poland in mobile phone and online banking, ranked as best bank in Poland by Bankier.pl for the second year running

Priority given to management of commercial revenue (+9%) and costs (+2%) in a low interest rate environment. Comparison with first quarter 2017 affected by fewer portfolio sales and the change in the Resolution Fund payment schedule

Commercial activity

•	The Bank’s main goal is to become the bank of first choice for its customers, responding to and anticipating their expectations and needs.

•

In Retail Banking, strong growth in consumer credit, mortgages in local currency and mutual funds. New car insurance products were launched in March that are available via a mobile phone app, the Multichannel Contact Centre or the Bank’s website.

•

In the segment for SMEs, and as the leading bank in this market, Trusted Profile was launched in December 2017. This enables companies to manage incidents with public administrations remotely through verification via our eBanking platform.

•	In digital channels, Bank Zachodni WBK continues to be the reference in this market. In March 2018 Bankier.pl awarded it its prize as the best bank in Poland in mobile phone apps.

•

BZ WBK is the first bank in Poland to launch Garmin Pay, an app that enables the user to make payments using the Garmin smartwatch connected to a MasterCard card. In addition, we introduced face recognition technology for our corporate clients, via iBiznes24 mobile.

Business performance

•

Lending rose 5% year-on-year, driven by all segments: individuals (+5%), SMEs (+9%), companies (+11%) and GCB (+4%). By product: cards (+5%); consumer loans (+9%). Mortgages increased 5%, (those in local currency rose 16%).

•	Customer funds rose 6%. Deposits grew 5%, due to the strategy to grow demand deposits (+10%) and reduce time deposits (-5%). Mutual funds increased 16%.

Results

Attributable profit of EUR 63 million in the first quarter, 3% more that in the same period of 2017, as a result of:

•	Lower gains on financial transactions (-77%) due to fewer portfolio sales and the timing change of Resolution Fund payments, as the 2018 payments were charged in full in the first quarter of 2018.

•

On the other hand, there was strong growth in net interest income (+10%) and in fee income (+8%), control of costs and the cost of credit. Lower NPL ratio (4.8% from 5.2% in the first quarter of 2017).

Stable net interest income and lower expenses over the fourth quarter of 2017. Attributable profit was affected by the contribution to the Resolution Fund and the lower gains on financial transactions.

Financial Report 2018         25

JANUARY - MARCH Business information

PORTUGAL	EUR 127 Mn
Highlights	Attributable profit

Following the acquisition of Banco Popular Portugal, Santander Totta is the country’s largest private sector bank by assets and domestic loans. It also now has a stronger position in the corporate market, particularly in SMEs

The 1/2/3 World programme continues to be the main driver of loyalty, while continuing the digital transformation, with various advances in the app, which enables sales to be increased via digital channels

Attributable profit of EUR 127 million, 1% higher than the first quarter of 2017, affected by fewer portfolio sales and a higher tax rate. Profit before tax increased 10%

Commercial activity

•	Popular began to be integrated in January, with a change of image in all branches to Santander Totta and the inclusion of employees in the Bank’s structure.

•

As for the 1/2/3 World programme, it remains an important vehicle for increasing the number of customers and boosting loyalty. Santander Totta had 712,000 loyal customers at the end of the first quarter.

•

The launch of new digital platforms increased the proportion of sales via digital channels, enabling the cost per operation to be reduced. Some examples: CrediSimples, for contracting funds and retirement savings plans in the app, management of cards (blocking services), companies’ app and e-broker. The number of digital customers at the end of March stood at 653,000.

Business performance

•	Year-on-year business and results comparisons are impacted by Popular’s incorporation.

•

Following this, loans were 30% higher at EUR 37,418 million and our position in the corporate market was stronger (loans to companies accounted for 46% of the total, up from 40% in the first quarter of 2017). Growth in new lending to companies and mortgages continued to be higher than the market’s, and this produced gains in market share.

•	Customer funds increased 19% year-on-year to EUR 37,241 million.

Results

Attributable profit rose 1% year-on-year to EUR 127 million, affected by fewer portfolio sales and a higher tax rate. Profit before tax increased 10%.

•	Gross income was 16% higher driven by commercial revenue (+22%), as gains on financial transactions declined.

•	Operating expenses rose 14%, reflected in the 18% increase in net operating income.

•	The efficiency ratio was 46%, one percentage point better than the first quarter of 2017.

•	Provisions amounted to EUR 8 million, compared to a release in the first quarter of 2017. The NPL ratio was 8.29% (8.47% a year ago) and coverage, 54%.

Profit was 6% higher than in the fourth quarter of 2017.

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UNITED KINGDOM	EUR 320 Mn
Highlights (changes in constant euros)	Attributable profit
We continue to invest in strategic projects in order to improve our customer experience and operational efficiency
In a competitive market, strong growth in mortgages, backed by the pricing policy, customer retention and service
Attributable profit impacted by investments in regulatory, strategic and digital transformation projects, and higher provisions for single cases

Commercial activity

Solid performance of Santander UK despite the uncertain macro and highly competitive environment in the UK:

•	We continue to leverage the strength of our retail franchise: 1|2|3 World customers increased to 5.4 million.

•

We continue to enhance our digital proposition, gaining an average of 1,100 new active mobile users per day. Two million customers exclusively use our mobile app in their transactions with us and over 50% of mortgage retentions and credit card openings were made through digital channels in the quarter.

•	Loyal SME and corporate customers increased YoY, backed by the improvement of the digital and international offering for our business banking customers.

•	The implementation of our ring-fence structure is progressing according to plan and we are on track to comply with ring-fencing legislation before the 1 January 2019 deadline.

Business performance

•

Customer lending increased slightly. Residential mortgage net lending was GBP 1.9 billion, with management pricing actions and a focus on customer retention (78% of mortgages were retained at the end of their incentive period).

•	Lending to UK companies was down GBP 100 million, with solid growth to trading businesses offset by reduction in Commercial Real Estate lending.

•	In customer funds, there was a strategic increase in demand deposits (+3%) at the expense of time deposits. Mutual funds increased 1%.

Results

First quarter attributable profit was EUR 320 million, 21% less than the first quarter of 2017, due to:

•	Decreased revenue driven by pressure on the asset side and lower gains on financial transactions.

•	Higher investments in regulatory, strategic and digital transformation projects.

•	Increased provisions for two single cases in GCB. Credit quality remained strong. The NPL ratio improved to 1.17% and the cost of credit is only 10 bps.

Compared to the fourth quarter of 2017, attributable profit increased 7%. The continued pressure on asset and SVR margins was offset by higher gains on financial transactions and lower provisions.

Financial Report 2018         27

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BRAZIL	EUR 677 Mn
Highlights (changes in constant euros)	Attributable profit
We remain focused on profitability, with the main priority of improving customer satisfaction and experience
The progress in strategic initiatives is reflected in the growth in loyal and digital customers
Good performance of loans to individuals and consumer finance. Of note on the funding side was the growth in time deposits and in mutual funds
Attributable profit rose 27%, driven by net interest income and fee income

Commercial activity

We continued to progress in our strategic initiatives. Of note in the first quarter:

•

In cards, revenue still grew at double-digit rates (+25% year-on-year). The Santander Way app introduced an innovation by making available to single-product customers (those who only have cards) the option to contract personal loans.

•

In consumer finance, we launched Cockpit, an innovative platform that substantially improves the experience of buyers, sellers and brokers in the buying and selling of cars, integrating solutions of WebMotors and Santander Financiamientos. Our market share in February in auto finance reached 23.6% (+281 bps year-on-year).

•	A year ago we launched Net Promoter Score, methodology that measures customer satisfaction. Year-on-year, there was an improvement of 5 p.p.

•	All these measures produced a continuous increase in loyal and digital customers.

Business performance

•

Loans continued to grow strongly (+11% year-on-year), with gains in market share. Of note was the 21% rise in loans to individuals, 26% in consumer finance and 11% in SMEs. The only fall was to large companies (-3%).

•	Funds increased 28% year-on-year, mainly time deposits (+67%) and mutual funds 12%), which offset the fall in letras financieras.

Results

Attributable profit of EUR 677 million, 27% more year-on-year. Of note:

•	Net interest income rose 17%, as the positive effect of the greater weight of consumer finance exceeded the fall from liability margins.

•	Brisk growth in fee income (+17%), due to greater loyalty and transactions. Of note was that from cards (+20%), current accounts (+16%), cash management (+15%) and foreign trade (+51%).

•	Operating expenses increased 6% (2% excluding inflation). The efficiency ratio improved 1.5 p.p. to below 34%.

•	Year-on-year improvement in the cost of credit (4.35% from 4.84% in March 2017), the NPL ratio (5.26% from 5.36%) and coverage (110% from 98%).

Attributable profit was 11% more than the fourth quarter, driven by commercial revenue and lower costs.

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MEXICO	EUR 175 Mn
Highlights (changes in constant euros)	Attributable profit
Strategy focused on commercial transformation, multi channel innovation, digitalisation, loyalty and attracting new customers
Faster growth in lending, notably to companies (+16%), SMEs (+7%) and payroll loans (+14%)
The campaigns to attract new customers are reflected in growth in time deposits and mutual funds
Attributable profit was 14% higher, driven by the good performance of net interest income, fee income and loan-loss provisions

Commercial activity

The commercial strategy kept up its goals of boosting use of digital channels, loyalty and attracting new customers.

•	The Santander Plus programme has so far attracted more than 3.5 million customers, 53% of whom are new.

•	As regards SMEs, we ran a campaign with one of the main self-service chains to attract their suppliers and increase their loyalty.

•	We continued to develop our digital proposal with the new Súper Móvil offer as a sales channel for pre-approved loans.

•

We launched the Movimiento Santander programme to be the best bank based on eight pillars: customers and value proposal, physical distribution, digital channels, digitalisation and processes, simplification and operational excellence, new perimeter, synergy between banks and talent, leadership and culture of service.

•	In insurance, we launched the 10 x 10 promotion for Autocompara (+40% in policies sold).

•	The Select Me offer, which seeks to help women in their professional development, continued. So far more than 6,000 packets have been drawn up.

Business performance

•

Lending grew 8% with rises in all segments: individuals (+5%), SMEs (+7%), companies (+16%) and corporates (+3%). Of note in lending to individuals was consumer credit (+8%), cards (+6%), payrolls (+14%) and mortgages (+4%). All of it without losing sight of profitability.

•	Customer funds increased 9%. Deposits rose 10%, underpinned by time deposits (+23%) and mutual funds (+9%).

Results

Attributable profit of EUR 175 million was 14% higher than in the first quarter of 2017, as follows:

•	Net interest income rose 11%, driven by higher interest rates and growth in loans and deposits. Fee income grew 11%, mainly from cards, securities and mutual funds.

•	Operating expenses were up 14% due to new commercial projects to attract and make loyal customers and ongoing investments.

•	Loan-loss provisions dropped 8% and the cost of credit fell below 3%.

Attributable profit was 1% more than the fourth quarter, backed by the good evolution of commercial revenue, which more than offset lower gains on financial transactions and higher provisions (very low in the fourth quarter).

Financial Report 2018         29

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CHILE	EUR 151 Mn
Highlights (changes in constant euros)	Attributable profit
Continued focus on commercial transformation and the branch network. The Santander Life offer, launched at the end of 2017, has been well received and is attracting new customers
Business growth with a faster pace in some segments. Loans and deposits rose 3% from December 2017
Attributable profit increased 8% year-on-year, mainly due to the good evolution of net interest income and fee income. The efficiency ratio improved to 40.3%

Commercial activity

Santander is the leading private sector bank in Chile in terms of assets and customers, with a marked retail focus (individuals and SMEs) and on transaction banking.

The Group’s strategy continued to focus on offering an attractive return in a stable, low risk country whose economy is growing faster.

•	We continued to transform the traditional network into a new branch model, with new openings of WorkCafés in the first quarter.

•

We launched Santander Life in the first quarter. This is a new way of relating to the community and to customers via products aimed at the mass consumer market. It is firmly backed by technological innovations, enabling the costs and risk of opening accounts to be reduced. So far, Santander Life has more than 15,000 customers (60% of which are new) and already accounts for virtually 30% of the selling of plans to individuals.

Business performance

•	Lending accelerated and rose 4% year-on-year. This occurred in individuals, notably in consumer credit (+4%) and mortgages (+6%) and in companies (+4%).

•	Customer funds reflected the greater commercial dynamism in the country, with a significant improvement in the mix of funds. Demand deposits grew 10% and time deposits 1%.

Results

Attributable profit was 8% higher than in the first quarter of 2017 at EUR 151 million. Of note were:

•

Gross income rose underpinned by net interest income which increased 7%, growth in volumes and a better mix of funds. Fee income rose 9%, spurred by that from transaction banking, greater use of cards and mutual funds.

•	Operating expenses grew less than gross income and allowed the efficiency ratio to improve 60 bps year-on-year to 40.3%.

•	The cost of credit continued to improve, and the NPL ratio was stable at around 5% and coverage rose to 61%

Attributable profit was 2% more than the fourth quarter of 2017, thanks to higher fee income.

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ARGENTINA	EUR 66 Mn
Highlights (changes in constant euros)	Attributable profit
Santander consolidated itself as the leading private sector bank in Argentina by loans and savings
The business focus was on Santander Select and SMEs Advance, taking advantage of the growth in intermediation and becoming a digital bank

Attributable profit was lower due to higher costs related to the incorporation of Citibank’s business and increased provisions, partly because of larger volumes and partly due to the release of provisions in 2017

Commercial activity

Citibank’s incorporation, together with organic growth, made Santander Río the leading private sector bank by loans and deposits.

We continued to make progress in the digitalisation and transformation strategy:

•	We launched the new Online Banking individuos, which offers a more innovative and personalised digital experience for individual customers.

•	The SuperClub points programme platform was improved enabling users to enjoy a more personalised navigation and with a simple exchange.

•	The penetration of Santander Río Mobile reached 31% of active customers and 67% of digital ones, putting the Bank as Best in Class in the sector.

•	All these measures led to a 19% rise in loyal customers year-on-year and 27% in digital ones. Some 95% of transactions and 66% of sales of products were conducted in digital channels.

Business performance

•	Lending and funds rose 41% year-on-year on a like-for-like basis, as Citibank’s retail banking was already consolidated in March 2017.

•	Of note was the growth in loans to SMEs and consumer credit, particularly in the new line of inflation-indexed UVA auto finance and UVA mortgages.

•	On the funding side, notable growth in mutual funds (+85%).

Results

Attributable profit was 11% lower year-on-year at EUR 66 million. The 2018 first quarter figures include the results of Citibank’s retail business:

•

The commercial strategy, the larger volumes and management of spreads produced a 40% rise in net interest income. Fee income rose 23%. Of note was that from maintaining accounts, securities, mutual funds, debt structuring and the buying and selling of foreign currency.

•	The growth in operating expenses reflects Citibank’s incorporation, as well as the impact of the new salary agreement and investments in transformation and technology.

•

Loan-loss provisions increased due to the larger volumes, provision releases in 2017 and a single case in GCB in the first quarter. Credit quality remained high, the NPL ratio was 2.54%, coverage 121% and the cost of credit 2.06%.

Attributable profit was lower than in the fourth quarter of 2017 because of higher costs and provisions.

Financial Report 2018         31

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URUGUAY
Highlights (changes in constant euros)
The Group continued to be the leading private sector bank in the country, focused on growing in retail banking and improving efficiency and the quality of service
Attributable profit rose 33%, spurred by the good performance of net interest income and fee income

Commercial activity

•

Santander continued to focus on improving customer satisfaction and increasing loyalty. It took advantage in the first quarter of regional synergies with Santander Río and launched #banco de verano, which was widely accepted by customers.

•

We continued to advance in the digital transformation strategy and in modernising channels. The number of digital customers increased 44% to 191,000 (penetration of 52%, up from 42% in March 2017). Transactions via digital channels rose 40% year-on-year. Consumer finance companies increased placements via digital channels. At Creditel they already account for 28%.

•

Loans grew in target segments, products and currencies: +22% in consumer credit and cards and +4% in the national currency portfolio. Deposits remained virtually unchanged, despite the outflow of non-resident balances and the profitability strategy for funds.

Results

Attributable profit was 33% higher in the first quarter year-on-year at EUR 32 million.

•	Gross income rose 16%, driven by net interest income and to a lesser extent fee income. The efficiency ratio was 44.4%, 4.3 p.p. better than in the first quarter of 2017.

•

Despite the rise in provisions because of the entry into force of IFRS 9 regulation and other impacts, the NPL ratio remained at a low level (2.72%), coverage was high (159%) and the cost of credit 2.35%.

Attributable profit was 46% higher than in the fourth quarter of 2017, due to the good performance of the main P&L lines: net interest income (+7%), fee income (+7%), operating expenses (-7%) and provisions (-17%).

PERU

Highlights (changes in constant euros)

•	The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global clients.

•	The specialised auto finance company continued to increase its revenue at double-digit rates and gain market share.

•	Lending rose a little over March 2017 and deposits registered a slight fall.

•

Attributable profit was 9% higher year-on-year at EUR 8 million. Gross income grew 17% thanks to the good performance of net interest income, fee income and gains on financial transactions. The efficiency ratio remained excellent at 39%.

COLOMBIA

Highlights (changes in constant euros)

•

Activity in Colombia remained focused on GCB clients, large companies and companies, contributing solutions in treasury, hedging risks, foreign trade and confirming, developing investment banking products and supporting the country’s infrastructure plan. This offer is in the process of being expanded with a licence for Santander Securities Services Colombia, enabling custody services to be offered.

•

We launched a strategy to consolidate the auto financing business. This will enable Banco Santander to have the critical mass needed to consolidate its position in the auto financing services in Colombia.

•	Lending registered a slight fall year-on-year and deposits rose 30%, thanks to the good evolution of demand deposits.

•	The first quarter posted a profit of EUR 1 million. Of note was the good performance of net interest income.

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UNITED STATES	EUR 125 Mn
Highlights (changes in constant euros)	Attributable profit
Santander US’s 2018 strategy is focused on closing remaining regulatory issues, increasing profitability and optimising capital structure through organic growth and dividend payments
Santander Bank continues to focus on improving customer experience and product offering as well as increasing profitability through balance sheet optimisation and efficiency measures
Santander Consumer is prioritising the optimisation of profitability across prime, non-prime and leasing products in order to increase customer satisfaction and drive loyalty and origination growth
Attributable profit of EUR 125 million, 52% higher, with strong growth in SBNA and SC USA

Commercial activity

Santander US includes regional banking in the Northeast (Santander Bank), national auto finance lending (Santander Consumer USA), an international private banking unit in Miami, a broker dealer in New York, and retail banking in Puerto Rico.

•

Santander Bank’s objectives are to improve customer experience and product offerings across digital and physical channels and to drive growth in Retail Banking and GCB through investment in people, products and technology.

•	Santander Consumer USA launched partnerships with AutoGravity and AutoFi to provide finance offers through their mobile origination platforms.

•	Focus on integration of shared service infrastructure to generate efficiencies.

Business performance

•	Both customer deposits and loans decreased year-on-year, albeit at a slower pace. Deposits rose 2% in the quarter.

•	The performance of customer loans was due to reductions in GCB and SC USA.

•	The strategy to improve funding costs remains and is reflected in the outflow of wholesale and government deposits.

•	These measures are helping reduce Santander Bank’s gap with competitors in the yield on assets, cost of deposits and net interest income.

Results

Attributable profit in the first quarter was EUR 125 million, a 52% increase year-on-year with strong growth at both SBNA and SC USA.

•

Gross income fell, impacted by lower net interest income at SC USA due to lower volumes and tighter spreads. On the other hand, more gains from financial transactions and revenue from the sale of cars from the leasing fleet and higher net interest income at Santander Bank.

•	Operating expenses remained broadly flat, with reductions at SC USA offset by increases at SBNA and at the Holding company.

•	Provisions declined significantly (-18%) driven by a strong reduction at SC USA, due to better credit quality and lower volumes.

Strong rise of underlying attributable profit compared to the fourth quarter of 2017, backed by higher gross income (+3%), lower costs (-1%) and reduced provisions (-5%).

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CORPORATE CENTRE	EUR -421 Mn
Highlights	Attributable profit
The Corporate Centre’s objective is to enhance efficiency and contribute value-added to the operating units. It also develops functions related to financial and capital management
The net loss was 10% less year-on-year, mainly due to reduced hedging costs of exchange rates
Operating expenses remained stable, following the adoption of streamlining and simplification measures

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision, and taking strategic decisions.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•	By sharing the best commercial practices, launching global initiatives and driving digitalisation, the Corporate Centre contributes to the Group’s revenue growth.

It also develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issuances and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, which in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low consumption of capital.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 20,187 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, forex, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

Results

First quarter loss of EUR 421 million, down from EUR 468 million in the first quarter of 2017. The improvement was mainly due to lower costs related to hedging of exchange rates.

In addition, net interest income was hit by the volume of issuances made under the funding plan in the second half of 2017 and the beginning of 2018, largely focused on eligible TLAC instruments, and the greater liquidity.

Operating expenses, on the other hand, remained virtually unchanged as a result of the streamlining and simplification measures that offset the investment in global projects aimed at the Group’s digital transformation.

∎ CORPORATE CENTRE
EUR million	Q1’18	Q4’17	% Chg.	Q1’17	% Chg.
Gross income	(227)	(238)	(5.0)	(341)	(33.5)
Net operating income	(348)	(359)	(3.1)	(460)	(24.5)
Underlying attributable profit to the Group	(421)	(378)	11.5	(468)	(10.0)
Attributable profit to the Group	(421)	(684)	(38.4)	(468)	(10.0)

Detailed financial information on page 56

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RETAIL BANKING	EUR 1,931 Mn
Highlights (changes in constant euros)	Attributable profit
Continued focus on three main priorities: customer loyalty, digital transformation and operational excellence
The Group had 19 million loyal customers at the end of March and 27 million digital customers
Attributable profit was EUR 1,931 million, partly driven by the perimeter effect following Popular’s incorporation and the good performance of commercial revenue in Latin America

Commercial activity

Santander is immersed in a commercial transformation process that rests on three main pillars:

1.	Continuous improvement in the loyalty of our customers, thanks to measures such as:

–

The 1|2|3 strategy continues to be secured in most countries. Spain launched the 1/2/3 Profesional, the first joint commercial offer of Santander and Popular for the self-employed and micro-SMEs. In Mexico, Santander Plus already has more than 3.5 million customers.

–

We continued to differentiate Santander with new innovative products. For example, for the SME segment, Poland launched the Trusted Profile programme, which enables incidents with public administrations to be managed remotely. For the medium income segment, Chile continued to promote Santander Life. Brazil launched Cockpit, an innovative platform for buying and selling cars.

–	Thanks to these measures, loyal customers increased 22% year-on-year.

2.	Promote the digital transformation of our channels, products and services. In order to do this it has:

–

In digital platforms, Portugal included contracting pension funds and savings plans in their app, Brazil introduced an innovation in Santander Way by making available to single-product customers the contracting of personal loans. Argentina launched Online Banking individuos for a better digital experience.

–

As regards payments via mobile phone and other channels, we launched Santander One Pay FX, making Santander the first bank to offer a blockchain-based international payment service to retail customers in Spain, Brazil, UK and Poland simultaneously. Mexico launched Súper Móvil, a sales channel for pre-approved loans. In Poland, Garmin Pay, a new form of payment using the Garmin smartwatch, was launched. In SC USA we reached agreement with AutoGravity y AutoFi to enable product offering on mobile platforms.

–	All these measures led to an 24% rise in digital customers.

3.

Improve customer satisfaction and experience. In order to achieve this, we continued to put into effect measures such as the Movimiento Santander in Mexico in order to become the best bank for customers. In Spain, the Santander Contact Centre was recognised for the third year running as the Best Bank in Quality of Service.

Results (in constant euros)

Attributable profit was EUR 1,931 million, 22% more than in the first quarter of 2017, partly driven by the perimeter effect from Popular’s incorporation and the good dynamics of commercial revenue.

Attributable profit rose 3% over the fourth quarter of 2017.

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GLOBAL CORPORATE BANKING	EUR 483 Mn
Highlights (changes in constant euros)	Attributable profit
Santander is the leader in Latin America and Europe, with reference positions in Export & Agency Finance, debt capital markets and structured financing

We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our offer of products to the Bank’s digital transformation

Attributable profit was 9% less at EUR 483 million due to lower gains on financial transactions (exceptionally high in the first quarter of 2017). Profit was 16% above last year’s quarterly average

Commercial activity and business performance

•

Cash Management: During the first quarter we continued to deepen the relationship with our clients, which led to mandates via our local capacities as well as via our regional platform Santander Cash Nexus.

•

Export & Agency Finance: Santander held its leadership position in the ECAs market, closing some of the quarter’s main operations in countries as diverse as Dubai (Dubai metro) and Peru (Talara refinery).

•	Trade & Working Capital Solutions: Significant growth in supply chain finance products, both receivables as well as international confirming solutions, particularly in Latin America.

•

Debt capital markets: Of note in Latin America was our participation in euro sovereign bond issuances in Mexico and Chile, as well as in Europe with corporate issuances such as those of Orange and Prosegur, among others. In the US, we participated as active bookrunner in the issuance of IBM Credit LLC and in Asia Santander’s first role as active bookrunner in ChemChina’s issuance.

•

Syndicated corporate loans: Santander continued to play a significant role. Of note were the acquisition operations of Gemalto by Thales, Westfield by Unibail and Ladbrokes by GVC, as well as the restructuring of Enel Green Power’s assets in Chile.

•

Structured financing: Among the main operations was the financing provided to the CVC fund to acquire Repsol’s 20% stake in Gas Natural, the placing of Q-Energy’s project bond and the financing of Puerto de Pisco.

•

Global Markets: Stable year-on-year evolution. On a linear comparison, double-digit growth in sales, with a good corporate segment performance, as well as management of books, particularly in Spain, the UK and Brazil.

Results (in constant euros)

Attributable profit of EUR 483 million, 9% less year-on-year, due to lower gains on financial transactions, which were exceptionally high in the first quarter of 2017. Profit was 16% above last year’s quarterly average.

•	Enhanced quality of revenue, spurred by value added businesses and fee income that offset lower use of the balance sheet.

•	Higher results from Global Debt Financing, particularly Corporate Finance and Debt capital markets.

•	Operating expenses grew because of ongoing transformation projects, but provisions were significantly lower in Spain, Brazil and Mexico.

36         Financial Report 2018

JANUARY - MARCH Business information

SANTANDER WEALTH MANAGEMENT
Asset Management and Private Banking	EUR 126 Mn
Highlights (changes in constant euros)	Attributable profit
New global business division created at the end of 2017
Santander Private Banking and Santander Asset Management continue to be references in private banking and asset management in Spain and Latin America
Total contribution (net profit + fee income) amounted to EUR 253 million, 16% more than that estimated for the first quarter of 2017
Assets under management amounted to EUR 335 billion (+4% YoY)

Commercial activity

•	Following its creation, the Wealth Management division launched a series of strategic initiatives, including:

–

In Private Banking: development of a global and connected proposal, taking advantage of our presence in more than 10 countries. Moreover, we are developing a proposition, leader in Europe and Latin America, for ultra-high-net-worth (UHNW) clients

–	Santander Asset Management (SAM) focused on improving and expanding its range of products. Of note were investment strategies in equities in Spain and Latin American fixed income such as:

»	Santander Small Caps Spain was the largest equity fund in Spain and ended 2017 as the Spanish stock market’s most profitable fund (18% return on average in the last five years).

»	Latin America Corporate Bond Fund has USD 1.3 billion under management and is recognised as the best of its class.

•

Digital transformation is a priority. We are working on a digital platform for Private Banking that includes artificial intelligence and robo-advisor tools, as well as a general improvement in SAM’s capacities.

Business performance

•	Total managed assets amounted to EUR 335 billion (+4% YoY), with rises in both Private Banking (+2%) as well as in SAM (+8%).

•	At SAM, diversified growth between Europe (+5%) and Latin America (+11%).

•	In Private Banking loans to customers rose 6%.

Results

Attributable profit in the first quarter was EUR 126 million, 26% more than in the first quarter of 2017, due to:

•	A 8% rise in net interest income and 66% in fee income, mainly due to an increase in managed volumes.

•	The increase in operating expenses was affected by investments in the UHNW project.

•	This increase in revenue and costs is due to the greater stake in Santander Asset Management.

If the total fee income generated by this business is added to net profit, the total contribution to the Group is EUR 253 million, 16% more than that estimated for the first quarter of 2017.

Financial Report 2018         37

JANUARY - MARCH Corporate Governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions; it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general.

Balanced	Respect for	Maximum	At the forefront of best
composition of	shareholders’	transparency	corporate governance
the Board	rights	in remuneration	practices

∎	Institutional information

}

In order to foster shareholders’ informed participation at the 2018 AGM, when it was called we published on the Group’s website (www. santander.com) all the proposed agreements, the reports of managers and other legal documentation regarding the meeting, as well as the Group’s 2017 Annual Report, the reports of the auditing, appointment, remuneration and risk supervision, regulation and compliance committees and the sustainability report.

These reports recount the board’s main activities and those of its committees in 2017, including detailed information on the regulations and procedures on which the Bank’s corporate governance system is based.

∎	Annual General Meeting

}	The AGM was held on 23 March and was attended by 660,721 shareholders (those present and represented) holding 10,415,597,921 shares (quorum of 64.548% of the Bank’s share capital).

}	The agreements submitted to a vote were approved on average by 97.61% of votes. The Bank’s management during 2017 was approved by 99.22% of votes.

}	Directors’ remuneration policy for 2018, 2019 and 2020 was submitted to a binding vote and was approved by 94.22% of votes.

}

Among the agreements adopted was the re-election of Mr. Carlos Fernández González, Ms. Homaira Akbari, Mrs. Sol Daurella Comadrán, Mr. Guillermo de la Dehesa Romero and Mr. Ignacio Benjumea Cabeza de Vaca, the first three as independent directors and the other two as non-executive directors who are neither proprietary nor independent. The ratification of the appointment of Mr. Ramiro Mato García-Ansorena as an independent director, initially appointed by co-option and the approval of the appointment of Mr. Álvaro Antonio Cardoso de Souza as an independent director, were also submitted to the meeting.

}	Following these agreements, the board has 15 members, three of whom are executive directors and 12 non-executive. Of the latter, nine are independent and three are neither proprietary nor independent.

}	The corporate website (www.santander.com) has full information on the agreements adopted.

∎	Changes to the corporate by-laws and the board’s regulations

}

The AGM held on 23 March agreed to modify some of the by-laws, with the main purpose of incorporating various technical improvements and changes in the board’s committees, as well as adjusting statutory regulations to the board’s current dimension, without losing an appropriate flexibility to guarantee its optimum configuration and reducing the thresholds of its composition to a minimum of 12 members and a maximum of 17. These changes are subject to obtaining the corresponding administrative authorisation from the European Central Bank and the subsequent drawing up of the notarially attested act and recording in the Mercantile Registry.

}

At its meeting on 13 February, the board approved changes to their regulations, in order to adapt to the principles and recommendations contained in various guides of national and European supervisory bodies. These changes underscore the Group’s commitment to comply at all times with the highest standards of corporate governance and represent a further advance in strengthening its internal governance system.

}	The corporate website (www.santander.com) has full information on the by-laws and the board’s regulations.

38         Financial Report 2018

JANUARY - MARCH Sustainability

SUSTAINABILITY

We develop our activity in a responsible way, contributing the economic and social progress of the communities in which we operate, taking into account our impact on the environment and fostering stable relationships with our main stakeholders.

Presence in the socially	2.1 million people	183 million	... of which EUR 129 million
responsible investment	helped in 2017	social investment	were invested in
indices		in communities	higher education

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the quarter were:

∎	Sustainable governance

}	Santander published on 16 February 2018 its 2017 Sustainability Report. The report, verified by PricewaterhouseCoopers, the Group’s auditing firm, is available on the Bank’s website.

}

In January 2018 Banco Santander conducted its annual review and approval of its sustainability policies: general policy, environmental management policy and climate change, policy toward volunteers and human rights, as well as the policies for various sectors: defence, energy and soft commodities, to which a new sector was added: mining and metallurgy. Moreover, extracts of the sectorial policies were published for the first time and are available on the corporate website.

}	The board at its meeting on 13 February 2018 modified its regulations and incorporated, among others, the regulation of a committee on responsible banking, sustainability and culture.

}

Santander, together with 15 other large banks, joined the UNEP FI initiative to develop a pilot project in order to implement the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD). These banks are committed to developing analytical tools and specific indicators to assess and evaluate the possible effects of climate change.

∎	Presence in sustainable indexes and investors

}

Banco Santander was again included in 2017 in the Dow Jones Sustainability Index (DJSI), where it has been present since 2000. It is ranked ninth in the world, second in Europe and first in Spain and achieved a bronze in the banking sector.

}	According to the Bloomberg Gender-Equality Index, Santander is a leader in diversity. In 2018 Banco Santander was at the top of the 104 companies that comprise the global diversity index.

∎	Investment in communities

}

Santander invested EUR 183 million in 2017 in the communities in which it operates. The Bank, in cooperation with its employees and customers, helped more than 2.1 million people in 2017 through its community support programmes.

}

Santander is developing the world’s largest programme of scholarships of a private company. During 2017, it granted 39,069 scholarships and grants for university students and 5,793 scholarships for e-learning.

∎	Environment and climate change

}

The goals of the 2016-2018 Efficiency Plan were met a year ahead of schedule. The Plan included measures to reduce the consumption of electricity in buildings (-9%), cut paper consumption (-4%) and greenhouse gas emissions (-9%). Energy consumption was 4.4% lower in 2017 than in 2016, CO2 emissions were down 12.9% and paper consumption 11.6%.

}

The first green bond by a retail bank in Poland, was issued by Bank Zachodni WBK. Moreover, this represents the first issuance of this kind for the Group. It was carried out via a 10-year subordinated bilateral financing of EUR 136 million with the International Financial Corporation (IFC), to finance energy efficiency and renewable energy projects.

Financial Report 2018         39

JANUARY - MARCH The Share

THE SHARE

∎	Shareholder remuneration

}	The third dividend in cash of EUR 0.06 per share charged to 2017’s earnings was paid in February.

}

The AGM approved payment of a fourth dividend in cash of EUR 0.06 as of 2 May, bringing the total shareholder remuneration to EUR 0.22 per share. The board announced its intention of raising the dividend per share charged to 2018’s earnings to EUR 0.23 per share, and will propose this at the 2019 AGM.

Note: Total dividends charged to 2018 earnings are subject to the board and, ultimately, to AGM approval.

∎	Share price performance

}

Volatility increased in the markets during the first quarter following January’s bullish mood in an environment of confidence and the positive impact of the US tax reform. However, fears of a possible feeding through to inflation of the strength of economic activity, and that central bank interest rate hikes could come more quickly than envisaged, triggered a period of falls in stock markets accentuated by the uncertainty sparked by the US imposing tariffs on imports. Meanwhile, political risk softened in the face of the meeting scheduled for May between the leaders of the US and North Korea and the agreement in Berlin to form a coalition government.

}

In this context, the Santander share ended March at EUR 5.295, down 3.4% over the end of 2017 but below the 4.4% fall in the Ibex-35 benchmark index of the Madrid Stock Exchange and that of the DJ Stoxx Banks index (-5.9%) and the DJ Stoxx (-6.7%), but more than the MSCI World Banks (-1.6%).

}	Santander’s total return was 2.4% lower, though better than the Ibex-35 (-3.9%), the DJ Stoxx Banks (-4.9%), the DJ Stoxx (-5.8%) and the MSCI World Banks (-3.0%).

}	The share price as we went to press was EUR 5.508, up 4.0% in the month.

∎	Capitalisation and trading

}	At the end of March Santander was the largest bank in the eurozone by market capitalisation (EUR 85,441 million) and the 12th in the world.

}	The share’s weighting in the DJ Stoxx 50 was 2.4%, 8.2% in the DJ Stoxx Banks and 16.7% in the Ibex-35.

}

A total of 5,316 million Santander shares were traded in the first quarter for an effective value of EUR 30,442 million, the largest amount among the shares that comprise the Eurostoxx. The liquidity ratio was 33%. The daily trading volume was 20.8 million shares for an effective value of EUR 119 million.

∎	Shareholder base

}

The total number of Santander shareholders at 31 March was 4,108,798, of which 3,858,027 were European (77.5% of the capital stock) and 235,279 from the Americas (21.5%). Excluding the board of Grupo Santander, which represents 1.1% of the Bank’s capital stock, individuals hold 38.2% and institutional shareholders 60.7%.

∎ THE SANTANDER SHARE. March 2018
Shareholders and trading data
Shareholders (number)	4,108,798
Shares (number)	16,136,153,582
Average daily turnover (number of shares)	84,373,215
Share liquidity (%)	33
(Number of shares traded during the year / number of shares)

Price movements during the year
Highest	6.093
Lowest	5.135
Last (29.03.18)	5.295
Market capitalisation (millions) (29.03.18)	85,441

Stock market indicators
Price / Tangible book value (X)	1.29
P/E ratio (X)	11.06
Yield* (%)	3.91

(*).- Data adjusted to capital increase of July 2017.
(**).- Total dividend for 2017 / Q1’18 average share price

40         Financial Report 2018

Financial information appendix

Financial Report 2018         41

JANUARY - MARCH Appendix

∎ NET FEE INCOME. CONSOLIDATED
EUR million
	Q1’18	Q4’17	% Chg.	Q1’17	% Chg.
Fees from services	1,807	1,885	(4.1)	1,785	1.2
Wealth management and marketing of customer funds	944	855	10.4	848	11.4
Securities and custody	203	208	(2.4)	211	(3.7)
Net fee income	2,955	2,949	0.2	2,844	3.9

∎ OPERATING EXPENSES. CONSOLIDATED
EUR million
	Q1’18	Q4’17	% Chg.	Q1’17	% Chg.
Personnel expenses	3,000	3,116	(3.7)	2,912	3.0
General expenses	2,151	2,151	0.0	2,002	7.4
Information technology	366	353	3.8	317	15.6
Communications	132	127	4.3	131	1.3
Advertising	150	211	(29.2)	169	(11.5)
Buildings and premises	477	435	9.7	449	6.2
Printed and office material	31	33	(8.3)	34	(8.7)
Taxes (other than tax on profits)	142	189	(24.6)	124	14.8
Other expenses	853	802	6.3	779	9.5
Personnel and general expenses	5,151	5,267	(2.2)	4,915	4.8
Depreciation and amortisation	613	694	(11.7)	629	(2.5)
Operating expenses	5,764	5,961	(3.3)	5,543	4.0

∎ OPERATING MEANS. CONSOLIDATED
	Employees			Branches
	Mar-18	Mar-17	Chg.	Mar-18	Mar-17	Chg.
Continental Europe	67,153	56,910	10,243	6,241	4,719	1,522
o/w: Spain	32,611	22,900	9,711	4,481	2,881	1,600
Santander Consumer Finance	14,980	14,862	118	509	568	(59)
Poland	11,514	11,909	(395)	565	631	(66)
Portugal	7,018	6,232	786	676	627	49
United Kingdom	26,229	25,954	275	800	845	(45)
Latin America	89,527	85,919	3,608	5,917	5,789	128
o/w: Brazil	47,375	46,420	955	3,484	3,420	64
Mexico	18,586	17,580	1,006	1,401	1,389	12
Chile	12,018	11,858	160	429	416	13
Argentina	9,177	7,990	1,187	482	455	27
USA	17,247	17,679	(432)	679	764	(85)
Operating areas	200,156	186,462	13,694	13,637	12,117	1,520
Corporate Centre	1,744	1,720	24
Total Group	201,900	188,182	13,718	13,637	12,117	1,520

∎ NET LOAN-LOSS PROVISIONS. CONSOLIDATED
EUR million
	Q1’18	Q4’17	% Chg.	Q1’17	% Chg.
Non-performing loans	2,617	2,540	3.0	2,873	(8.9)
Country-risk	11	(0)	—	4	184.2
Recovery of written-off assets	(345)	(359)	(3.7)	(478)	(27.7)
Net loan-loss provisions	2,282	2,181	4.6	2,400	(4.9)

42         Financial Report 2018

JANUARY - MARCH Appendix

∎ LOANS AND ADVANCES TO CUSTOMERS. CONSOLIDATED
EUR million
	Mar-18	Mar-17	Absolute change	%	Dec-17
Commercial bills	28,071	22,654	5,417	23.9	29,287
Secured loans	474,458	454,881	19,577	4.3	473,935
Other term loans	259,644	236,224	23,420	9.9	257,441
Finance leases	28,901	25,703	3,198	12.4	28,511
Receivable on demand	8,167	8,017	150	1.9	6,721
Credit cards receivable	20,990	21,306	(316)	(1.5)	21,809
Impaired assets	35,966	31,143	4,823	15.5	36,280
Gross loans and advances to customers (excl. reverse repos)	856,197	799,927	56,270	7.0	853,985
Reverse repos	25,780	18,866	6,914	36.6	18,864
Gross loans and advances to customers	881,977	818,793	63,184	7.7	872,848
Loan-loss allowances	25,349	23,481	1,868	8.0	23,934
Loans and advances to customers	856,628	795,312	61,316	7.7	848,914

∎ CUSTOMER FUNDS. CONSOLIDATED
EUR million
	Mar-18	Mar-17	Absolute change	%	Dec-17
Demand deposits	525,817	478,629	47,188	9.9	525,072
Time deposits	198,955	176,798	22,157	12.5	199,650
Mutual funds	167,816	155,772	12,044	7.7	165,413
Customer deposits excl. repos + Mutual funds	892,588	811,198	81,389	10.0	890,135
Pension funds	16,046	11,344	4,703	41.5	16,166
Managed portfolios	26,286	25,208	1,078	4.3	26,393
Subtotal	934,920	847,750	87,170	10.3	932,694
Repos	42,568	50,359	(7,791)	(15.5)	53,009
Group customer funds	977,488	898,110	79,379	8.8	985,703

∎ ELIGIBLE CAPITAL (FULLY LOADED)
EUR million
	Mar-18	Mar-17	Absolute change	%	Dec-17
Capital stock and reserves	116,450	105,043	11,407	10.9	111,362
Attributable profit	2,054	1,867	186	10.0	6,619
Dividends	(813)	(688)	(125)	18.1	(2,998)
Other retained earnings	(23,716)	(15,767)	(7,949)	50.4	(23,108)
Minority interests	7,304	7,158	146	2.0	7,228
Goodwill and intangible assets	(29,455)	(28,591)	(864)	3.0	(28,537)
Other deductions	(5,781)	(5,343)	(438)	8.2	(5,004)
Core CET1	66,043	63,680	2,363	3.7	65,563
Preferred shares and other eligible T1	8,884	5,745	3,139	54.6	7,730
Tier 1	74,926	69,424	5,502	7.9	73,293
Generic funds and eligible T2 instruments	11,696	14,771	(3,075)	(20.8)	14,295
Eligible capital	86,623	84,195	2,427	2.9	87,588
Risk-weighted assets	600,129	597,123	3,007	0.5	605,064

CET1 capital ratio	11.00	10.66	0.34		10.84
T1 capital ratio	12.49	11.63	0.86		12.11
Total capital ratio	14.43	14.10	0.33		14.48

Financial Report 2018         43

JANUARY - MARCH Appendix

∎ CONTINENTAL EUROPE
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	2,479	(0.3)	(0.4)	20.1	20.4
Net fee income	1,130	0.0	(0.0)	22.8	22.8
Gains (losses) on financial transactions	265	77.9	78.3	(11.0)	(10.4)
Other operating income	134	441.0	440.6	37.1	39.3
Gross income	4,008	5.8	5.7	18.6	18.9
Operating expenses	(2,093)	(2.5)	(2.5)	24.2	24.5
General administrative expenses	(1,911)	(3.9)	(3.9)	22.0	22.3
Personnel	(1,034)	0.5	0.6	27.2	27.5
Other general administrative expenses	(877)	(8.7)	(8.7)	16.4	16.6
Depreciation and amortisation	(182)	15.7	15.7	54.4	54.6
Net operating income	1,915	16.5	16.3	13.0	13.3
Net loan-loss provisions	(391)	35.1	34.9	48.9	49.1
Other income	(133)	4.9	4.5	(46.2)	(46.3)
Underlying profit before tax	1,392	13.3	13.2	17.4	17.8
Tax on profit	(368)	17.4	17.2	10.3	10.4
Underlying profit from continuing operations	1,024	11.9	11.8	20.2	20.7
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	1,024	11.9	11.8	20.2	20.7
Minority interests	93	(7.8)	(8.3)	19.0	17.4
Underlying attributable profit to the Group	931	14.4	14.3	20.3	21.0
Net capital gains and provisions	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	931	14.4	14.3	20.3	21.0

Balance sheet
Loans and advances to customers	379,476	(0.2)	(0.1)	27.2	27.7
Cash. central banks and credit institutions	120,641	4.9	5.0	31.9	32.8
Debt securities	95,418	(4.3)	(4.3)	21.1	21.3
o/w: designated at fair value through equity	65,454	(9.8)	(9.7)	20.8	21.1
Other financial assets	37,172	(6.9)	(6.8)	(1.2)	(1.1)
Other assets	36,439	(16.1)	(16.0)	50.5	51.8
Total assets	669,147	(1.3)	(1.3)	26.1	26.7
Customer deposits	351,160	(0.4)	(0.3)	28.4	28.7
Central banks and credit institutions	162,578	1.7	1.8	34.1	35.2
Debt securities issued	58,158	(5.0)	(5.1)	14.2	14.8
Other financial liabilities	43,250	(5.8)	(5.8)	1.1	1.1
Other liabilities	16,301	(5.8)	(5.8)	83.2	83.8
Total liabilities	631,446	(0.8)	(0.8)	27.0	27.5
Total equity	37,701	(8.8)	(8.7)	13.7	14.6

Other managed and marketed customer funds	102,976	0.9	0.9	33.1	33.3
Mutual funds	74,854	1.1	1.2	31.0	30.9
Pension funds	16,046	(0.7)	(0.7)	41.5	41.5
Managed portfolios	12,076	1.3	1.5	36.2	37.9

Pro memoria:
Gross loans and advances to customers excl. reverse repos	383,048	(0.3)	(0.2)	26.5	27.0
Funds (customer deposits excl. repos + mutual funds)	424,606	(0.2)	(0.1)	29.2	29.4

Ratios (%) and operating means
Underlying RoTE	10.90	1.92		0.30
Efficiency ratio (with amortisations)	52.2	(4.4)		2.4
NPL ratio	5.81	(0.01)		0.19
NPL coverage	56.8	2.4		(3.8)
Number of employees	67.153	(1.1)		18.0
Number of branches	6.241	(0.9)		32.3

44         Financial Report 2018

JANUARY - MARCH Appendix

∎ SPAIN
(EUR million)

Income statement	Q1’18	% QoQ	% YoY
Net interest income	1,037	(2.9)	38.9
Net fee income	673	(1.2)	46.5
Gains (losses) on financial transactions	206	74.9	(10.5)
Other operating income	148	—	43.8
Gross income	2,063	12.4	34.1
Operating expenses	(1,145)	(3.6)	43.5
General administrative expenses	(1,042)	(5.8)	38.7
Personnel	(587)	1.5	47.1
Other general administrative expenses	(455)	(13.9)	29.1
Depreciation and amortisation	(103)	25.9	121.5
Net operating income	918	41.9	23.9
Net loan-loss provisions	(207)	18.1	26.8
Other income	(104)	314.0	61.5
Underlying profit before tax	608	36.0	18.4
Tax on profit	(153)	34.5	4.7
Underlying profit from continuing operations	455	36.5	23.8
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	455	36.5	23.8
Minority interests	0	(97.9)	(99.0)
Underlying attributable profit to the Group	455	37.6	25.7
Net capital gains and provisions	—	—	—
Attributable profit to the Group	455	37.6	25.7

Balance sheet
Loans and advances to customers	219,222	(0.6)	43.2
Cash, central banks and credit institutions	99,825	9.2	54.5
Debt securities	70,970	(7.6)	24.1
o/w: designated at fair value through equity	50,709	(11.1)	28.2
Other financial assets	33,794	(7.9)	(3.0)
Other assets	21,074	(20.0)	137.1
Total assets	444,884	(1.5)	39.6
Customer deposits	248,858	(1.6)	39.3
Central banks and credit institutions	103,655	2.9	54.9
Debt securities issued	24,998	(4.9)	41.2
Other financial liabilities	40,846	(6.2)	0.0
Other liabilities	10,205	(9.1)	195.2
Total liabilities	428,562	(1.4)	39.4
Total equity	16,322	(4.9)	47.7

Other managed and marketed customer funds	90,545	0.3	33.9
Mutual funds	65,084	0.5	30.9
Pension funds	14,881	(0.7)	43.1
Managed portfolios	10,581	0.3	41.0

Pro memoria:
Gross loans and advances to customers excl. reverse repos	216,907	(0.8)	43.9
Funds (customer deposits excl. repos + mutual funds)	313,399	(1.1)	38.4

Ratios (%) and operating means
Underlying RoTE	11.12	3.30	(1.55)
Efficiency ratio (with amortisations)	55.5	(9.3)	3.6
NPL ratio	6.27	(0.05)	1.05
NPL coverage	51.1	4.3	2.0
Number of employees	32,611	(2.0)	42.4
Number of branches	4,481	(0.1)	55.5

Financial Report 2018         45

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∎ SANTANDER CONSUMER FINANCE
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	915	1.0	1.0	2.9	3.9
Net fee income	215	5.3	5.3	(7.4)	(7.1)
Gains (losses) on financial transactions	4	31.0	31.6	—	—
Other operating income	6	(66.6)	(66.9)	—	—
Gross income	1,140	0.7	0.7	1.9	2.8
Operating expenses	(509)	0.5	0.5	1.3	2.1
General administrative expenses	(468)	1.6	1.7	2.1	3.0
Personnel	(221)	0.2	0.3	5.1	5.9
Other general administrative expenses	(247)	2.9	2.9	(0.4)	0.4
Depreciation and amortisation	(41)	(11.0)	(10.9)	(7.2)	(6.4)
Net operating income	631	0.9	0.9	2.4	3.4
Net loan-loss provisions	(120)	105.9	106.8	97.2	100.9
Other income	24	—	—	—	—
Underlying profit before tax	535	4.6	4.5	3.3	4.2
Tax on profit	(147)	5.8	5.8	(0.9)	(0.2)
Underlying profit from continuing operations	388	4.1	4.0	5.0	6.0
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	388	4.1	4.0	5.0	6.0
Minority interests	66	5.9	5.7	17.5	17.1
Underlying attributable profit to the Group	323	3.7	3.7	2.7	4.0
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	323	3.7	3.7	2.7	4.0

Balance sheet
Loans and advances to customers	89,718	(0.4)	(0.6)	6.1	6.9
Cash, central banks and credit institutions	5,964	21.8	21.4	(8.9)	(7.6)
Debt securities	3,302	2.5	2.4	(12.6)	(11.7)
o/w: designated at fair value through equity	1,844	(42.7)	(42.8)	(51.2)	(50.7)
Other financial assets	19	(13.0)	(13.1)	(42.6)	(41.7)
Other assets	3,607	2.8	2.7	5.3	6.0
Total assets	102,609	0.9	0.7	4.4	5.2
Customer deposits	36,894	4.1	3.9	3.4	4.1
Central banks and credit institutions	23,313	(0.1)	(0.2)	13.7	14.6
Debt securities issued	28,126	(2.0)	(2.2)	(3.0)	(2.1)
Other financial liabilities	1,013	1.6	1.6	22.3	22.4
Other liabilities	3,805	4.6	4.6	12.1	12.5
Total liabilities	93,151	1.1	1.0	4.2	5.0
Total equity	9,458	(1.7)	(1.9)	6.2	7.4

Other managed and marketed customer funds	8	(0.1)	(0.1)	6.9	6.9
Mutual funds	1	(2.4)	(2.4)	(3.3)	(3.3)
Pension funds	6	0.4	0.4	9.7	9.7
Managed portfolios	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	92,142	(0.3)	(0.5)	5.9	6.7
Funds (customer deposits excl. repos + mutual funds)	36,849	4.1	3.9	3.3	4.0

Ratios (%) and operating means
Underlying RoTE	16.64	0.92		(0.45)
Efficiency ratio (with amortisations)	44.6	(0.1)		(0.3)
NPL ratio	2.48	(0.02)		(0.14)
NPL coverage	107.2	5.8		(1.7)
Number of employees	14,980	(1.0)		0.8
Number of branches	509	(6.8)		(10.4)

46         Financial Report 2018

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∎ POLAND
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	247	1.3	0.0	13.4	9.7
Net fee income	112	(3.3)	(4.5)	11.6	8.0
Gains (losses) on financial transactions	4	(71.2)	(71.6)	(75.9)	(76.7)
Other operating income	(30)	—	—	132.0	124.4
Gross income	333	(11.9)	(13.1)	3.7	0.3
Operating expenses	(154)	(3.7)	(4.9)	5.4	1.9
General administrative expenses	(139)	(4.5)	(5.7)	4.9	1.5
Personnel	(82)	0.1	(1.1)	6.6	3.1
Other general administrative expenses	(57)	(10.4)	(11.6)	2.6	(0.7)
Depreciation and amortisation	(15)	4.3	3.0	9.4	5.8
Net operating income	179	(18.0)	(19.0)	2.3	(1.0)
Net loan-loss provisions	(46)	13.1	11.6	70.2	64.6
Other income	(13)	(29.4)	(30.1)	(43.6)	(45.4)
Underlying profit before tax	120	(24.5)	(25.5)	(3.7)	(6.9)
Tax on profit	(31)	(28.4)	(29.3)	(20.4)	(23.0)
Underlying profit from continuing operations	89	(23.1)	(24.1)	3.7	0.3
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	89	(23.1)	(24.1)	3.7	0.3
Minority interests	26	(24.9)	(25.9)	(1.9)	(5.1)
Underlying attributable profit to the Group	63	(22.3)	(23.3)	6.3	2.8
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	63	(22.3)	(23.3)	6.3	2.8

Balance sheet
Loans and advances to customers	22,328	0.5	1.3	5.4	5.1
Cash, central banks and credit institutions	1,799	8.3	9.2	(3.3)	(3.6)
Debt securities	7,452	9.8	10.7	28.0	27.5
o/w: designated at fair value through equity	6,081	2.1	2.9	12.8	12.4
Other financial assets	502	2.2	3.0	(11.0)	(11.4)
Other assets	1,041	2.6	3.5	9.3	8.9
Total assets	33,122	3.0	3.8	9.0	8.6
Customer deposits	24,987	3.0	3.8	8.7	8.3
Central banks and credit institutions	1,610	69.1	70.5	107.0	106.3
Debt securities issued	639	(22.2)	(21.6)	5.1	4.7
Other financial liabilities	324	(38.1)	(37.6)	(39.8)	(40.0)
Other liabilities	706	3.2	4.0	(19.6)	(19.9)
Total liabilities	28,266	3.8	4.6	9.6	9.2
Total equity	4,856	(1.6)	(0.8)	5.7	5.3

Other managed and marketed customer funds	4,053	1.1	1.9	16.4	16.0
Mutual funds	3,941	1.1	1.9	16.0	16.0
Pension funds	—	—	1.9	—	15.5
Managed portfolios	112	4.0	1.9	33.5	15.5

Pro memoria:
Gross loans and advances to customers excl. reverse repos	23,161	0.8	1.6	5.7	5.3
Funds (customer deposits excl. repos + mutual funds)	28,109	1.1	1.9	6.6	6.2

Ratios (%) and operating means
Underlying RoTE	8.93	(3.03)		(0.75)
Efficiency ratio (with amortisations)	46.2	4.0		0.7
NPL ratio	4.77	0.20		(0.43)
NPL coverage	72.0	3.8		10.8
Number of employees	11,514	(0.5)		(3.3)
Number of branches	565	(1.9)		(10.5)

Financial Report 2018         47

JANUARY - MARCH Appendix

∎ PORTUGAL
(EUR million)

Income statement	Q1’18	% QoQ	% YoY
Net interest income	222	0.2	29.3
Net fee income	98	6.3	9.4
Gains (losses) on financial transactions	22	—	(35.5)
Other operating income	(0)	—	(68.8)
Gross income	341	3.3	16.2
Operating expenses	(158)	(5.1)	14.3
General administrative expenses	(148)	(5.7)	14.6
Personnel	(91)	0.9	10.0
Other general administrative expenses	(57)	(14.7)	23.1
Depreciation and amortisation	(11)	3.3	10.2
Net operating income	183	11.9	17.8
Net loan-loss provisions	(8)	—	—
Other income	(9)	56.8	(40.1)
Underlying profit before tax	166	(0.8)	10.2
Tax on profit	(39)	(18.5)	55.8
Underlying profit from continuing operations	128	6.2	1.2
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	128	6.2	1.2
Minority interests	1	(8.6)	20.2
Underlying attributable profit to the Group	127	6.3	1.1
Net capital gains and provisions	—	—	—
Attributable profit to the Group	127	6.3	1.1

Balance sheet
Loans and advances to customers	35,722	0.1	31.3
Cash, central banks and credit institutions	2,410	(20.1)	(32.0)
Debt securities	12,058	2.2	11.8
o/w: designated at fair value through equity	5,501	(0.5)	21.2
Other financial assets	1,991	8.9	23.5
Other assets	2,257	(19.5)	16.0
Total assets	54,438	(1.3)	20.7
Customer deposits	35,114	3.3	17.9
Central banks and credit institutions	9,364	(6.6)	29.1
Debt securities issued	4,379	(19.1)	20.7
Other financial liabilities	235	(28.2)	(27.6)
Other liabilities	1,238	(1.5)	75.9
Total liabilities	50,330	(1.3)	20.7
Total equity	4,107	(0.3)	20.6

Other managed and marketed customer funds	3,904	3.2	35.3
Mutual funds	2,127	(0.1)	40.6
Pension funds	1,159	(1.2)	23.0
Managed portfolios	619	28.4	43.6

Pro memoria:
Gross loans and advances to customers excl. reverse repos	37,418	(0.2)	30.1
Funds (customer deposits excl. repos + mutual funds)	37,241	3.1	19.0

Ratios (%) and operating means
Underlying RoTE	12.70	1.23	(2.60)
Efficiency ratio (with amortisations)	46.4	(4.1)	(0.8)
NPL ratio	8.29	0.78	(0.18)
NPL coverage	53.9	(8.2)	(7.8)
Number of employees	7,018	2.9	12.6
Number of branches	676	(0.7)	7.8

48         Financial Report 2018

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∎ UNITED KINGDOM
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	1,031	(1.6)	(2.0)	(5.9)	(3.3)
Net fee income	242	(0.4)	(0.9)	(4.4)	(1.8)
Gains (losses) on financial transactions	57	90.4	85.5	(19.3)	(17.1)
Other operating income	18	(19.5)	(19.5)	56.6	60.9
Gross income	1,349	0.4	(0.1)	(5.8)	(3.2)
Operating expenses	(764)	6.0	5.5	5.6	8.4
General administrative expenses	(672)	7.3	6.9	4.3	7.1
Personnel	(399)	17.7	17.2	15.8	19.0
Other general administrative expenses	(273)	(4.9)	(5.3)	(9.0)	(6.5)
Depreciation and amortisation	(92)	(2.8)	(3.1)	15.9	19.1
Net operating income	586	(6.0)	(6.6)	(17.4)	(15.1)
Net loan-loss provisions	(66)	(18.7)	(18.6)	333.2	345.0
Other income	(62)	(38.3)	(38.7)	(40.5)	(38.9)
Underlying profit before tax	457	3.7	2.9	(22.3)	(20.2)
Tax on profit	(131)	(4.4)	(5.1)	(20.6)	(18.5)
Underlying profit from continuing operations	326	7.4	6.5	(23.0)	(20.9)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	326	7.4	6.5	(23.0)	(20.9)
Minority interests	6	(6.1)	(6.4)	(10.5)	(8.1)
Underlying attributable profit to the Group	320	7.7	6.8	(23.2)	(21.1)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	320	7.7	6.8	(23.2)	(21.1)

Balance sheet
Loans and advances to customers	252,451	3.6	2.2	(0.3)	1.9
Cash, central banks and credit institutions	47,675	(16.0)	(17.2)	39.5	42.6
Debt securities	25,477	(2.7)	(4.1)	(8.5)	(6.5)
o/w: designated at fair value through equity	11,565	17.0	15.3	(0.3)	2.0
Other financial assets	21,861	(11.5)	(12.7)	(14.5)	(12.6)
Other assets	10,839	8.7	7.2	(6.2)	(4.0)
Total assets	358,305	(0.8)	(2.2)	1.6	3.9
Customer deposits	221,268	(4.0)	(5.3)	2.6	4.9
Central banks and credit institutions	29,322	5.3	3.9	33.5	36.5
Debt securities issued	64,658	5.8	4.3	(2.6)	(0.4)
Other financial liabilities	21,346	0.8	(0.6)	(20.6)	(18.8)
Other liabilities	5,132	19.1	17.4	(1.9)	0.3
Total liabilities	341,726	(0.9)	(2.3)	1.6	3.9
Total equity	16,579	1.7	0.3	1.7	4.0

Other managed and marketed customer funds	8,590	(0.8)	(2.1)	(1.1)	1.2
Mutual funds	8,483	(0.7)	(2.1)	(1.0)	1.3
Pension funds	—	—	—	—	—
Managed portfolios	108	(5.9)	(7.2)	(8.3)	(6.2)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	239,034	1.4	(0.0)	(1.5)	0.8
Funds (customer deposits excl. repos + mutual funds)	207,354	(1.4)	(2.8)	(2.7)	(0.5)

Ratios (%) and operating means
Underlying RoTE	9.07	0.85		(2.20)
Efficiency ratio (with amortisations)	56.6	3.0		6.1
NPL ratio	1.17	(0.16)		(0.14)
NPL coverage	34.6	2.6		0.8
Number of employees	26,229	1.0		1.1
Number of branches	800	(1.0)		(5.3)

Financial Report 2018         49

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∎ LATIN AMERICA
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	3,947	(1.9)	2.7	(0.0)	16.3
Net fee income	1,376	0.4	5.9	(1.8)	16.4
Gains (losses) on financial transactions	142	(29.7)	(27.3)	(56.8)	(48.0)
Other operating income	(24)	(3.8)	2.1	—	—
Gross income	5,441	(2.3)	2.4	(4.2)	12.2
Operating expenses	(2,050)	(6.8)	(1.8)	(5.9)	10.5
General administrative expenses	(1,855)	(7.0)	(2.0)	(6.0)	10.4
Personnel	(1,036)	(6.8)	(2.0)	(5.1)	11.4
Other general administrative expenses	(819)	(7.4)	(2.0)	(7.1)	9.2
Depreciation and amortisation	(195)	(4.9)	(0.2)	(4.8)	11.5
Net operating income	3,391	0.6	5.2	(3.2)	13.2
Net loan-loss provisions	(1,210)	3.9	8.1	(7.4)	7.3
Other income	(155)	(36.1)	(33.6)	(56.9)	(48.6)
Underlying profit before tax	2,025	3.3	8.3	10.4	29.4
Tax on profit	(719)	15.0	21.1	21.8	44.1
Underlying profit from continuing operations	1,306	(2.2)	2.3	4.9	22.6
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	1,306	(2.2)	2.3	4.9	22.6
Minority interests	207	(4.0)	(1.1)	6.5	18.5
Underlying attributable profit to the Group	1,099	(1.9)	2.9	4.7	23.4
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,099	(1.9)	2.9	4.7	23.4

Balance sheet
Loans and advances to customers	149,419	1.0	2.2	(4.7)	10.6
Cash, central banks and credit institutions	55,397	(1.2)	0.6	(19.6)	(4.2)
Debt securities	61,275	6.0	6.9	(4.5)	12.4
o/w: designated at fair value through equity	30,465	(7.5)	(6.6)	0.0	16.8
Other financial assets	14,576	2.5	1.8	(19.9)	(7.6)
Other assets	17,414	0.8	2.6	(11.5)	5.2
Total assets	298,082	1.6	2.8	(9.0)	6.5
Customer deposits	143,824	0.4	1.6	(6.1)	10.3
Central banks and credit institutions	43,210	9.1	10.2	(9.6)	4.9
Debt securities issued	36,467	5.9	7.2	(19.2)	(6.2)
Other financial liabilities	35,779	(0.8)	0.4	(8.5)	7.8
Other liabilities	11,033	0.2	1.7	(4.6)	12.9
Total liabilities	270,313	2.2	3.4	(8.9)	6.6
Total equity	27,768	(4.0)	(2.7)	(10.1)	5.5

Other managed and marketed customer funds	82,772	2.5	4.5	(5.7)	11.6
Mutual funds	76,495	2.7	4.7	(5.6)	12.2
Pension funds	0	—	3.0	—	21.1
Managed portfolios	6,277	(0.3)	1.8	(7.5)	5.7

Pro memoria:
Gross loans and advances to customers excl. reverse repos	155,553	1.4	2.7	(4.9)	10.4
Funds (customer deposits excl. repos + mutual funds)	201,746	3.5	5.0	2.3	20.3

Ratios (%) and operating means
Underlying RoTE	19.26	0.66		1.86
Efficiency ratio (with amortisations)	37.7	(1.8)		(0.7)
NPL ratio	4.43	(0.03)		(0.07)
NPL coverage	98.4	13.4		7.9
Number of employees	89,527	0.6		4.2
Number of branches	5,917	0.2		2.2

50         Financial Report 2018

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∎ BRAZIL
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	2,482	(1.9)	2.9	(1.6)	17.3
Net fee income	920	(0.9)	4.1	(1.4)	17.5
Gains (losses) on financial transactions	50	(33.5)	(33.6)	(79.7)	(75.8)
Other operating income	(8)	(64.0)	(57.5)	—	—
Gross income	3,445	(1.9)	2.8	(7.3)	10.4
Operating expenses	(1,165)	(9.6)	(5.1)	(11.4)	5.6
General administrative expenses	(1,049)	(9.9)	(5.4)	(11.3)	5.8
Personnel	(602)	(5.1)	(0.6)	(9.4)	8.0
Other general administrative expenses	(447)	(15.6)	(11.2)	(13.6)	2.9
Depreciation and amortisation	(115)	(7.1)	(2.7)	(12.5)	4.3
Net operating income	2,280	2.6	7.3	(5.1)	13.1
Net loan-loss provisions	(822)	0.9	5.5	(9.7)	7.6
Other income	(154)	(26.9)	(25.5)	(57.0)	(48.7)
Underlying profit before tax	1,304	8.9	14.5	14.9	37.0
Tax on profit	(544)	18.2	24.6	28.8	53.5
Underlying profit from continuing operations	761	3.0	8.3	6.7	27.2
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	761	3.0	8.3	6.7	27.2
Minority interests	84	(13.3)	(8.3)	5.9	26.3
Underlying attributable profit to the Group	677	5.5	10.7	6.8	27.3
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	677	5.5	10.7	6.8	27.3

Balance sheet
Loans and advances to customers	69,623	(1.2)	1.8	(9.0)	10.2
Cash, central banks and credit institutions	33,399	(4.4)	(1.4)	(17.4)	0.0
Debt securities	42,820	10.7	14.0	1.8	23.3
o/w: designated at fair value through equity	20,894	(2.0)	1.0	13.6	37.5
Other financial assets	6,373	9.9	13.3	(30.0)	(15.2)
Other assets	11,769	(0.5)	2.6	(13.5)	4.8
Total assets	163,984	1.4	4.5	(9.8)	9.3
Customer deposits	68,667	(2.0)	1.0	(9.5)	9.6
Central banks and credit institutions	27,750	17.6	21.2	7.4	30.1
Debt securities issued	20,563	2.5	5.6	(29.3)	(14.3)
Other financial liabilities	24,333	2.3	5.4	(2.4)	18.3
Other liabilities	7,392	(1.9)	1.1	(5.7)	14.3
Total liabilities	148,705	2.5	5.6	(9.1)	10.1
Total equity	15,279	(8.2)	(5.4)	(16.1)	1.6

Other managed and marketed customer funds	59,000	0.9	4.0	(7.6)	11.9
Mutual funds	55,288	0.9	4.0	(7.3)	12.3
Pension funds	0	—	3.0	—	21.1
Managed portfolios	3,712	0.3	3.4	(11.9)	6.7

Pro memoria:
Gross loans and advances to customers excl. reverse repos	74,071	(0.4)	2.7	(8.8)	10.5
Funds (customer deposits excl. repos + mutual funds)	110,178	3.0	6.1	5.6	27.9

Ratios (%) and operating means
Underlying RoTE	19.85	2.67		3.34
Efficiency ratio (with amortisations)	33.8	(2.9)		(1.5)
NPL ratio	5.26	(0.03)		(0.10)
NPL coverage	110.4	17.8		12.3
Number of employees	47,375	0.5		2.1
Number of branches	3,484	0.5		1.9

Financial Report 2018         51

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∎ MEXICO
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	649	2.9	6.4	4.0	11.0
Net fee income	187	3.6	7.1	4.0	11.0
Gains (losses) on financial transactions	18	(54.1)	(52.4)	(46.9)	(43.3)
Other operating income	(23)	15.5	23.1	70.6	82.1
Gross income	831	0.1	3.4	0.8	7.7
Operating expenses	(340)	(1.6)	1.9	6.4	13.6
General administrative expenses	(308)	(2.4)	1.1	6.0	13.2
Personnel	(156)	(12.0)	(8.4)	4.4	11.4
Other general administrative expenses	(152)	10.1	13.4	7.8	15.1
Depreciation and amortisation	(32)	6.9	10.5	10.3	17.7
Net operating income	491	1.3	4.5	(2.7)	3.9
Net loan-loss provisions	(200)	7.2	9.7	(14.2)	(8.4)
Other income	(3)	(87.1)	(86.1)	(24.5)	(19.4)
Underlying profit before tax	288	5.1	8.6	7.7	15.0
Tax on profit	(63)	27.5	30.8	11.4	19.0
Underlying profit from continuing operations	225	0.2	3.7	6.7	13.9
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	225	0.2	3.7	6.7	13.9
Minority interests	50	8.7	12.3	6.0	13.2
Underlying attributable profit to the Group	175	(2.0)	1.5	6.9	14.1
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	175	(2.0)	1.5	6.9	14.1

Balance sheet
Loans and advances to customers	28,238	6.7	1.6	(3.7)	8.4
Cash, central banks and credit institutions	11,497	15.5	9.9	(22.1)	(12.3)
Debt securities	12,227	(10.6)	(14.9)	(24.5)	(15.1)
o/w: designated at fair value through equity	3,877	(44.4)	(47.1)	(44.4)	(37.5)
Other financial assets	5,205	(7.5)	(11.9)	(20.8)	(10.9)
Other assets	2,610	5.2	0.1	(11.8)	(0.7)
Total assets	59,778	2.7	(2.2)	(14.4)	(3.6)
Customer deposits	32,235	6.1	1.0	(5.1)	6.8
Central banks and credit institutions	8,159	(1.1)	(5.8)	(38.6)	(30.9)
Debt securities issued	5,555	7.5	2.3	2.3	15.1
Other financial liabilities	6,770	(11.9)	(16.1)	(30.8)	(22.1)
Other liabilities	1,843	3.6	(1.3)	0.0	12.6
Total liabilities	54,562	2.4	(2.5)	(15.2)	(4.5)
Total equity	5,216	5.7	0.6	(5.1)	6.8

Other managed and marketed customer funds	10,601	6.9	1.7	(2.8)	9.4
Mutual funds	10,601	6.9	1.7	(2.8)	9.4
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	28,693	6.4	1.3	(4.3)	7.6
Funds (customer deposits excl. repos + mutual funds)	38,095	7.2	2.0	(2.7)	9.5

Ratios (%) and operating means
Underlying RoTE	19.58	0.13		0.83
Efficiency ratio (with amortisations)	40.9	(0.7)		2.1
NPL ratio	2.68	(0.01)		(0.09)
NPL coverage	113.5	16.0		8.7
Number of employees	18,586	0.2		5.7
Number of branches	1,401	—		0.9

52         Financial Report 2018

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∎ CHILE
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	490	(0.4)	(1.1)	1.1	7.1
Net fee income	111	21.2	20.1	3.2	9.4
Gains (losses) on financial transactions	30	(30.5)	(31.4)	(38.2)	(34.5)
Other operating income	10	158.9	158.3	115.0	127.9
Gross income	640	1.6	0.8	(0.8)	5.2
Operating expenses	(258)	4.1	3.2	(2.2)	3.7
General administrative expenses	(231)	6.3	5.3	(2.8)	3.1
Personnel	(138)	(4.2)	(4.9)	(1.7)	4.2
Other general administrative expenses	(94)	26.6	25.1	(4.3)	1.5
Depreciation and amortisation	(27)	(11.6)	(12.1)	3.4	9.6
Net operating income	382	(0.0)	(0.7)	0.2	6.2
Net loan-loss provisions	(121)	10.7	9.7	(0.4)	5.6
Other income	22	598.1	578.6	952.0	—
Underlying profit before tax	282	2.4	1.8	8.0	14.5
Tax on profit	(60)	3.7	3.2	26.1	33.7
Underlying profit from continuing operations	223	2.1	1.4	4.0	10.3
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	223	2.1	1.4	4.0	10.3
Minority interests	72	0.5	(0.1)	8.0	14.5
Underlying attributable profit to the Group	151	2.9	2.1	2.2	8.4
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	151	2.9	2.1	2.2	8.4

Balance sheet
Loans and advances to customers	37,804	1.8	2.6	(0.9)	3.7
Cash, central banks and credit institutions	4,015	(7.1)	(6.3)	(30.2)	(27.0)
Debt securities	4,253	2.7	3.5	(5.4)	(1.0)
o/w: designated at fair value through equity	4,022	15.2	16.2	1.8	6.5
Other financial assets	2,958	6.0	7.0	18.3	23.8
Other assets	2,120	8.7	9.7	2.6	7.3
Total assets	51,150	1.6	2.4	(3.4)	1.1
Customer deposits	26,392	1.3	2.2	0.2	4.8
Central banks and credit institutions	4,757	(13.4)	(12.6)	(28.8)	(25.5)
Debt securities issued	9,817	9.5	10.4	(4.3)	0.1
Other financial liabilities	3,747	4.1	5.0	10.7	15.9
Other liabilities	1,324	8.4	9.3	8.7	13.7
Total liabilities	46,038	1.6	2.5	(3.8)	0.6
Total equity	5,112	1.5	2.4	0.7	5.4

Other managed and marketed customer funds	10,114	3.6	4.5	(4.1)	0.4
Mutual funds	7,548	5.4	6.3	(5.3)	(1.0)
Pension funds	—	—	—	—	—
Managed portfolios	2,566	(1.2)	(0.4)	(0.2)	4.4

Pro memoria:
Gross loans and advances to customers excl. reverse repos	38,995	2.0	2.8	(0.7)	3.9
Funds (customer deposits excl. repos + mutual funds)	33,885	2.4	3.2	(1.1)	3.5

Ratios (%) and operating means
Underlying RoTE	17.19	(0.43)		0.12
Efficiency ratio (with amortisations)	40.3	1.0		(0.6)
NPL ratio	5.00	0.04		0.07
NPL coverage	61.0	2.8		2.1
Number of employees	12,018	2.9		1.3
Number of branches	429	(2.3)		3.1

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∎ ARGENTINA
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	214	(17.9)	(1.8)	(3.7)	39.6
Net fee income	129	(6.4)	10.2	(15.1)	23.1
Gains (losses) on financial transactions	36	(1.3)	17.1	10.2	59.8
Other operating income	(2)	—	—	53.4	122.4
Gross income	377	(16.0)	0.2	(7.0)	34.8
Operating expenses	(218)	(10.6)	6.3	(1.3)	43.0
General administrative expenses	(199)	(11.4)	5.3	(2.2)	41.8
Personnel	(102)	(10.4)	6.7	(2.0)	42.1
Other general administrative expenses	(98)	(12.4)	3.9	(2.4)	41.5
Depreciation and amortisation	(19)	(0.9)	18.7	8.6	57.4
Net operating income	159	(22.4)	(7.2)	(13.9)	24.9
Net loan-loss provisions	(49)	21.2	44.5	70.0	146.4
Other income	(17)	(25.7)	(11.7)	—	—
Underlying profit before tax	92	(34.5)	(21.5)	(40.9)	(14.4)
Tax on profit	(26)	(41.2)	(29.7)	(46.3)	(22.2)
Underlying profit from continuing operations	67	(31.4)	(17.9)	(38.5)	(10.9)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	67	(31.4)	(17.9)	(38.5)	(10.9)
Minority interests	0	(23.0)	(8.5)	(37.2)	(9.0)
Underlying attributable profit to the Group	66	(31.5)	(17.9)	(38.5)	(10.9)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	66	(31.5)	(17.9)	(38.5)	(10.9)

Balance sheet
Loans and advances to customers	7,857	0.6	10.3	(3.0)	46.4
Cash, central banks and credit institutions	4,229	(11.3)	(2.8)	(23.9)	15.0
Debt securities	846	514.2	573.0	87.9	183.8
o/w: designated at fair value through equity	761	531.9	592.3	123.8	238.0
Other financial assets	13	97.0	115.9	8.7	64.1
Other assets	642	(12.2)	(3.8)	(26.7)	10.7
Total assets	13,586	1.0	10.7	(9.4)	36.8
Customer deposits	10,081	(1.5)	7.9	(13.2)	31.1
Central banks and credit institutions	903	50.6	65.0	186.4	332.5
Debt securities issued	496	140.5	163.5	52.7	130.5
Other financial liabilities	868	(11.6)	(3.1)	(11.9)	33.1
Other liabilities	223	(8.7)	0.1	(46.7)	(19.5)
Total liabilities	12,570	2.5	12.3	(7.9)	39.0
Total equity	1,017	(14.1)	(5.8)	(24.3)	14.3

Other managed and marketed customer funds	3,057	16.7	27.9	22.7	85.3
Mutual funds	3,057	16.7	27.9	22.7	85.3
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	7,741	1.8	11.5	(6.8)	40.7
Funds (customer deposits excl. repos + mutual funds)	13,138	2.2	12.0	(6.8)	40.7

Ratios (%) and operating means
Underlying RoTE	28.37	(6.90)		(8.46)
Efficiency ratio (with amortisations)	57.9	3.5		3.3
NPL ratio	2.54	0.04		0.72
NPL coverage	121.3	21.2		(12.8)
Number of employees	9,177	(1.1)		14.9
Number of branches	482	—		5.9

54         Financial Report 2018

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∎ UNITED STATES
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	1,221	(4.1)	(0.1)	(18.1)	(5.4)
Net fee income	214	(3.7)	0.3	(21.5)	(9.4)
Gains (losses) on financial transactions	16	57.9	72.3	—	—
Other operating income	127	40.0	45.5	4.1	20.1
Gross income	1,578	(1.1)	3.0	(16.0)	(3.1)
Operating expenses	(735)	(4.8)	(0.6)	(12.2)	1.4
General administrative expenses	(678)	(2.2)	2.1	(10.4)	3.4
Personnel	(397)	0.3	4.7	(10.8)	3.0
Other general administrative expenses	(281)	(5.6)	(1.3)	(10.0)	3.9
Depreciation and amortisation	(57)	(27.7)	(24.4)	(28.5)	(17.4)
Net operating income	843	2.3	6.3	(19.1)	(6.6)
Net loan-loss provisions	(579)	(9.2)	(5.5)	(28.6)	(17.5)
Other income	(23)	(26.9)	(22.3)	(29.8)	(18.9)
Underlying profit before tax	241	55.9	59.4	21.0	39.7
Tax on profit	(67)	48.1	51.7	9.0	25.8
Underlying profit from continuing operations	174	59.1	62.5	26.4	46.0
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	174	59.1	62.5	26.4	46.0
Minority interests	49	26.5	29.2	15.1	32.8
Underlying attributable profit to the Group	125	76.9	80.9	31.6	51.9
Net capital gains and provisions*	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	125	—	—	31.6	51.9
(*).-In 4Q 17, fiscal reform, provisions for hurricanes, repurchase of a minority stake and other

Balance sheet
Loans and advances to customers	69,096	(4.0)	(1.4)	(15.6)	(2.7)
Cash, central banks and credit institutions	11,695	(12.1)	(9.7)	(42.8)	(34.1)
Debt securities	13,656	(1.3)	1.3	(28.3)	(17.4)
o/w: designated at fair value through equity	10,569	(10.2)	(7.8)	(36.7)	(27.1)
Other financial assets	3,204	(4.9)	(2.3)	5.3	21.4
Other assets	11,924	0.1	2.8	(10.1)	3.6
Total assets	109,575	(4.2)	(1.6)	(20.4)	(8.3)
Customer deposits	50,875	(0.6)	2.1	(19.4)	(7.1)
Central banks and credit institutions	11,963	(24.7)	(22.6)	(46.2)	(38.0)
Debt securities issued	25,479	(2.7)	(0.0)	(9.8)	4.0
Other financial liabilities	2,738	9.4	12.4	(9.7)	4.1
Other liabilities	3,298	(4.0)	(1.4)	(26.6)	(15.4)
Total liabilities	94,353	(4.9)	(2.3)	(22.1)	(10.2)
Total equity	15,222	0.1	2.9	(8.1)	5.9

Other managed and marketed customer funds	15,807	(3.8)	(1.2)	(14.2)	(1.1)
Mutual funds	7,981	(4.6)	(2.0)	(11.2)	2.4
Pension funds	—	—	—	—	—
Managed portfolios	7,825	(3.0)	(0.3)	(17.1)	(4.4)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	72,285	(4.1)	(1.5)	(15.9)	(3.0)
Funds (customer deposits excl. repos + mutual funds)	58,666	(1.1)	1.6	(18.3)	(5.9)

Ratios (%) and operating means
Underlying RoTE	3.93	1.67		1.12
Efficiency ratio (with amortisations)	46.6	(1.8)		2.0
NPL ratio	2.86	0.07		0.43
NPL coverage	169.1	(1.1)		(33.3)
Number of employees	17,247	(1.8)		(2.4)
Number of branches	679	(0.6)		(11.1)

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∎ CORPORATE CENTRE
(EUR million)

Income statement	Q1’18	Q4’17%		Q1’17%
Net interest income	(224)	(223)	0.6	(194)	15.6
Net fee income	(9)	(17)	(50.2)	(4)	93.0
Gains (losses) on financial transactions	12	30	(58.7)	(119)	—
Other operating income	(6)	(28)	(78.4)	(23)	(74.0)
Gross income	(227)	(238)	(5.0)	(341)	(33.5)
Operating expenses	(121)	(120)	0.6	(119)	1.3
Net operating income	(348)	(359)	(3.1)	(460)	(24.5)
Net loan-loss provisions	(37)	(8)	351.3	(5)	625.0
Other income	(43)	(43)	(0.4)	(32)	34.1
Underlying profit before tax	(427)	(410)	4.2	(497)	(14.1)
Tax on profit	6	32	(82.1)	26	(78.4)
Underlying profit from continuing operations	(421)	(378)	11.4	(471)	(10.5)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	(421)	(378)	11.4	(471)	(10.5)
Minority interests	0	(0)	—	(3)	—
Underlying attributable profit to the Group	(421)	(378)	11.5	(468)	(10.0)
Net capital gains and provisions*	—	(306)	(100.0)	—	—
Attributable profit to the Group	(421)	(684)	(38.4)	(468)	(10.0)
(*) In 4Q 17, charge for equity stakes an intangible assets, capital gains from the disposal of the stake in Allfunds Bank and goodwill charges

Balance sheet
Debt securities	1,691	1,768	(4.4)	781	116.4
Goodwill	25,612	25,769	(0.6)	26,939	(4.9)
Capital assigned to Group areas	84,775	81,791	3.6	83,902	1.0
Other financial assets	15,902	7,841	102.8	10,661	49.2
Other assets	14,023	14,929	(6.1)	15,115	(7.2)
Total assets	142,002	132,099	7.5	137,398	3.4
Debt securities issued	39,223	35,030	12.0	30,740	27.6
Other financial liabilities	1,959	2,127	(7.9)	2,469	(20.6)
Other liabilities	7,849	8,092	(3.0)	12,299	(36.2)
Total liabilities	49,031	45,248	8.4	45,507	7.7
Total equity	92,971	86,850	7.0	91,891	1.2

Other managed and marketed customer funds	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	2	2	22.9	52	(95.4)
Managed portfolios	2	2	22.9	52	(95.4)

Resources
Number of employees	1,744	1,784	(2.2)	1,720	1.4

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∎ RETAIL BANKING
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	8,034	(1.6)	0.9	2.2	12.4
Net fee income	2,284	(4.7)	(2.0)	0.5	11.3
Gains (losses) on financial transactions	129	(35.1)	(33.3)	(42.5)	(39.3)
Other operating income	224	—	—	27.8	42.1
Gross income	10,671	(0.9)	1.7	1.3	11.5
Operating expenses	(4,886)	(4.5)	(2.1)	3.0	12.8
Net operating income	5,785	2.4	5.2	(0.1)	10.5
Net loan-loss provisions	(2,161)	12.0	16.2	(3.3)	10.4
Other income	(340)	(20.4)	(19.0)	(50.4)	(45.3)
Underlying profit before tax	3,285	(0.3)	2.0	14.4	23.6
Tax on profit	(1,045)	5.0	7.8	16.8	27.3
Underlying profit from continuing operations	2,240	(2.6)	(0.5)	13.4	21.9
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	2,240	(2.6)	(0.5)	13.4	21.9
Minority interests	309	(5.2)	(3.2)	14.3	22.5
Underlying attributable profit to the Group	1,931	(2.1)	(0.1)	13.2	21.8
Net capital gains and provisions*	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	1,931	0.8	2.7	13.2	21.8
(*) In 4Q’17, fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other

∎ GLOBAL CORPORATE BANKING
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	551	(4.4)	(1.3)	(13.9)	(4.9)
Net fee income	404	2.8	5.2	0.8	9.4
Gains (losses) on financial transactions	342	86.3	87.7	(25.5)	(17.2)
Other operating income	35	(51.8)	(52.0)	(18.4)	(16.2)
Gross income	1,332	8.7	11.3	(13.7)	(5.1)
Operating expenses	(527)	(0.9)	1.6	6.1	14.3
Net operating income	805	16.0	18.7	(23.0)	(14.6)
Net loan-loss provisions	(71)	(65.8)	(65.5)	(47.1)	(42.8)
Other income	(2)	(94.6)	(94.0)	(86.5)	(86.0)
Underlying profit before tax	733	60.4	64.3	(18.6)	(9.2)
Tax on profit	(212)	65.6	71.3	(16.1)	(5.9)
Underlying profit from continuing operations	521	58.3	61.6	(19.6)	(10.5)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	521	58.3	61.6	(19.6)	(10.5)
Minority interests	38	27.8	26.4	(32.8)	(24.5)
Underlying attributable profit to the Group	483	61.4	65.2	(18.3)	(9.1)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	483	61.4	65.2	(18.3)	(9.1)

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∎ WEALTH MANAGEMENT
(EUR million)
		QoQ		YoY
Income statement	Q1’18	%	% excl. FX	%	% excl. FX
Net interest income	100	0.8	3.9	(1.2)	9.8
Net fee income	276	55.9	59.1	58.3	68.5
Gains (losses) on financial transactions	9	1.0	3.7	7.1	16.6
Other operating income	(7)	—	—	—	—
Gross income	379	24.0	27.2	28.5	38.9
Operating expenses	(182)	33.2	37.6	34.6	47.0
Net operating income	197	16.5	18.8	23.3	32.2
Net loan-loss provisions	(5)	(60.3)	(60.5)	(19.6)	(18.6)
Other income	(1)	(62.4)	(62.4)	(47.4)	(45.7)
Underlying profit before tax	191	23.7	26.3	25.8	35.3
Tax on profit	(57)	63.9	65.9	46.8	59.1
Underlying profit from continuing operations	134	12.0	14.7	18.6	27.1
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	134	12.0	14.7	18.6	27.1
Minority interests	8	37.0	39.5	46.9	56.8
Underlying attributable profit to the Group	126	10.6	13.3	17.1	25.6
Net capital gains and provisions*	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	126	32.6	34.2	17.1	25.6
(*) In 4Q’17, fiscal reform

58         Financial Report 2018

JANUARY - MARCH Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

Below we set out information on alternative performance measures in order to comply with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority, ESMA, on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en).

•

The Group uses the following indicators for managing its business. They enable profitability and efficiency, credit portfolio quality, the volume of tangible equity per share and the net loan-to-deposit ratio to be measured, analysing their evolution over time and comparing them with those of our competitors.

–

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

–	The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

–	The capitalisation indicator provides information on the volume of tangible equity per share.

–

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

•	Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2018 first quarter to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of March 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of non-recurring items on the consolidated profit and loss accounts

With regard to the results, a summary of the consolidated profit and loss accounts for the first quarters of 2018 and 2017 can be found on page 63. In these accounts, results are included in their corresponding accounting item, even when, in the Group’s opinion, they distort the comparison between periods.

Therefore, summarised profit and loss accounts for the first quarters of 2018 and 2017 and for the fourth quarter of 2017 are presented on page 10. In these accounts, results, including those of said items, net of tax and minority interests, are included in a separate line which the Group names net capital gains and provisions just above the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

Financial Report 2018         59

JANUARY - MARCH Alternative performance measures

The definitions of each of the previously-mentioned indicators and how they are calculated are given below:

Profitability and Efficiency
Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group’s underlying attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding net capital gains and provisions.

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding net capital gains and provisions) to the bank’s risk weighted assets.

Efficiency	Operating expenses** Gross income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

Credit risk
Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk***	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non- performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

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Market Capitalisation
Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value**** Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Other indicators
Ratio	Formula	Relevance of the metric

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Grupo Santander profits

(*) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Group attributable profit + Dividends

(**) Operating expenses: General administrative expenses + Depreciation and amortisation

(***) Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities

(****) Tangible book value = Stockholders’ equity - intangible assets

Financial Report 2018         61

JANUARY - MARCH Alternative performance measures

Finally, below the numerical value of each indicator is given. For indicators related to credit risk, capitalisation and others, the fourth quarter data coincide with year-end since they are concepts relating to end of reference period balances.

Profitability and efficiency	Q4’17	Q1’18	Q1’17

RoE	7.81%	8.67%	8.19%
Attributable profit to the Group	7,313	8,216	7,469
Average stockholders’ equity (excluding minority interests)	93,628	94,793	91,171

RoTE	11.21%	12.42%	12.13%
Attributable profit to the Group	7,313	8,216	7,469
Average stockholders’ equity (excl. minority interests) - intangible assets	65,253	66,163	61,571

Underlying RoTE	11.79%	12.42%	12.13%
Underlying attributable profit to the Group	7,696	8,216	7,469
Average stockholders’ equity (excl. minority interests) - intangible assets	65,253	66,163	61,571

RoA	0.61%	0.67%	0.65%
Consolidated profit	8,899	9,636	8,745
Average total assets	1,460,975	1,439,732	1,353,495

RoRWA	1.44%	1.59%	1.48%
Consolidated profit	8,899	9,636	8,745
Average risk weighted assets	616,761	604,296	591,933

Underlying RoRWA	1.48%	1.59%	1.48%
Underlying consolidated profit	9,142	9,636	8,745
Average risk weighted assets	616,761	604,296	591,933

Efficiency ratio	49.4%	47.4%	46.1%
Operating expenses	5,961	5,764	5,543
Gross Income	12,062	12,151	12,029

Credit risk	Dec-17	Mar-18	Mar-17

NPL ratio	4.08%	4.02%	3.74%
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	37,596	37,408	32,158
Total risk	920,968	930,477	858,786

Coverage ratio	65.2%	70.0%	74.6%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments	24,529	26,173	24,002
granted
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	37,596	37,408	32,158

Cost of credit	1.07%	1.04%	1.17%
Allowances for loan-loss provisions over the last 12 months	9,111	8,994	9,509
Average loans and advances to customers over the last 12 months	853,479	868,747	809,331

Market capitalisation	Dec-17	Mar-18	Mar-17

TNAV (tangible book value) per share	4.15	4.12	4.19
Tangible book value	66,985	66,445	62,137
Number of shares excl. treasury stock (million)*	16,132	16,129	14,825

Others	Dec-17	Mar-18	Mar-17

Loan-to-deposit ratio	109%	112%	113%
Net loans and advances to customers	848,914	856,628	795,312
Customer deposits	777,730	767,340	705,786

	Q4’17	Q1’18	Q1’17

PAT + Net fee income (in the business Wealth Management) (constant EUR million)	226	253	219
Profit after taxes	117	134	105
Net fee income net of tax	109	119	114

(*).- Mar-17 data adjusted for the capital increase in July 2017, for like-on-like comparisons with Dec-17 and Mar-18 data.

Notes:

1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from December to March in Q1 and September to December in Q4).

2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the consolidated annualised profit, to which said results are added without annualising.

4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

62         Financial Report 2018

JANUARY - MARCH Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

• CONSOLIDATED INCOME STATEMENT

• CONSOLIDATED BALANCE SHEET

NOTE:

The financial information for the first three months of 2018 and 2017 (attached herewith) corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, which replaces Circular 4/2004 for those years starting as of 1 January 2018, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

∎ CONDENSED CONSOLIDATED INCOME STATEMENT (EUR million)
	Q1’18	Q1’17
Interest income	13,340	14,523
Interest expense	(4,886)	(6,121)
Net interest income	8,454	8,402
Dividend income	35	41
Share of results of entities accounted for using the equity method	178	133
Commission income	3,738	3,587
Commission expense	(784)	(743)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	127	156
Gain or losses on financial assets and liabilities held for trading, net	449	769
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	5
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	16	(12)
Gain or losses from hedge accounting, net	(29)	(37)
Exchange differences, net	(73)	(304)
Other operating income	411	427
Other operating expenses	(390)	(404)
Income from assets under insurance and reinsurance contracts	910	743
Expenses from liabilities under insurance and reinsurance contracts	(896)	(729)
Gross income	12,151	12,029
Administrative expenses	(5,151)	(4,914)
Staff costs	(3,000)	(2,912)
Other general administrative expenses	(2,151)	(2,002)
Depreciation and amortisation cost	(613)	(629)
Provisions or reversal of provisions, net	(370)	(665)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(2,297)	(2,416)
Financial assets at fair value with changes in other comprehensive income	(10)
Financial assets at amortized cost	(2,287)
Financial assets measured at cost		(7)
Financial assets available-for-sale		—
Loans and receivables		(2,409)
Held-to-maturity investments		—
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(9)	(51)
Tangible assets	(10)	(12)
Intangible assets	—	—
Others	1	(39)
Gain or losses on non financial assets and investments, net	20	11
Negative goodwill recognised in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(42)	(54)
Profit or loss before tax from continuing operations	3,689	3,311
Tax expense or income from continuing operations	(1,280)	(1,125)
Profit for the period from continuing operations	2,409	2,186
Profit or loss after tax from discontinued operations	—	—
Profit for the period	2,409	2,186
Profit attributable to non-controlling interests	355	319
Profit attributable to the parent	2,054	1,867

Earnings per share
Basic	0.12	0.12
Diluted	0.12	0.12

Financial Report 2018         63

JANUARY - MARCH Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR million)
Assets	Mar-18	Dec-17	Mar-17
Cash, cash balances at central banks and other deposits on demand	100,673	110,995	74,804
Financial assets held for trading	124,591	125,458	143,109
Non-trading financial assets mandatorily at fair value through profit or loss	5,082
Financial assets designated at fair value through profit or loss	53,132	34,782	46,026
Financial assets at fair value through other comprehensive income	123,285
Financial assets available-for-sale		133,271	118,195
Financial assets at amortised cost	915,454
Loans and receivables		903,013	844,804
Investments held-to-maturity		13,491	14,268
Hedging derivatives	7,718	8,537	8,934
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,136	1,287	1,392
Investments	9,155	6,184	5,275
Joint ventures companies	1,997	1,987	1,628
Associated entities	7,158	4,197	3,647
Assets under insurance or reinsurance contracts	347	341	329
Tangible assets	21,912	22,974	22,807
Property, plant and equipment	20,201	20,650	20,635
For own-use	8,073	8,279	7,828
Leased out under an operating lease	12,128	12,371	12,807
Investment property	1,711	2,324	2,172
Of which Leased out under an operating lease	1,313	1,332	1,264
Intangible assets	28,523	28,683	29,645
Goodwill	25,612	25,769	26,939
Other intangible assets	2,911	2,914	2,706
Tax assets	29,667	30,243	27,610
Current tax assets	5,950	7,033	6,296
Deferred tax assets	23,717	23,210	21,314
Other assets	11,887	9,766	8,840
Insurance contracts linked to pensions	233	239	259
Inventories	156	1,964	1,146
Other	11,498	7,563	7,435
Non-current assets held for sale	5,908	15,280	5,918
TOTAL ASSETS	1,438,470	1,444,305	1,351,956

64         Financial Report 2018

JANUARY - MARCH Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR million)
Liabilities and equity	Mar-18	Dec-17	Mar-17
Financial liabilities held for trading	95,172	107,624	99,550
Financial liabilities designated at fair value through profit or loss	59,706	59,616	56,606
Financial liabilities at amortised cost	1,134,513	1,126,069	1,048,447
Hedging derivatives	8,073	8,044	7,362
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	327	330	436
Liabilities under insurance or reinsurance contracts	850	1,117	635
Provisions	14,284	14,489	14,411
Pensions and other post-retirement obligations	6,177	6,345	6,526
Other long term employee benefits	1,498	1,686	1,606
Taxes and other legal contingencies	3,210	3,181	3,111
Contingent liabilities and commitments	848	617	539
Other provisions	2,551	2,660	2,629
Tax liabilities	7,901	7,592	8,960
Current tax liabilities	2,750	2,755	3,070
Deferred tax liabilities	5,151	4,837	5,890
Other liabilities	12,178	12,591	10,680
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,333,004	1,337,472	1,247,087

Equity
Shareholders’ equity	117,451	116,265	107,706
Capital	8,068	8,068	7,291
Called up paid capital	8,068	8,068	7,291
Unpaid capital which has been called up	—	—	—
Share premium	51,053	51,053	44,912
Equity instruments issued other than capital	533	525	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	533	525	—
Other equity	203	216	195
Accumulated retained earnings	56,971	53,437	56,019
Revaluation reserves	—	—	—
Other reserves	(1,395)	(1,602)	(905)
(-) Own shares	(36)	(22)	(6)
Profit attributable to shareholders of the parent	2,054	6,619	1,867
(-) Interim dividends	—	(2,029)	(1,667)
Other comprehensive income	(22,483)	(21,776)	(15,122)
Items not reclassified to profit or loss	(3,235)	(4,034)	(3,865)
Items that may be reclassified to profit or loss	(19,248)	(17,742)	(11,257)
Non-controlling interest	10,498	12,344	12,285
Other comprehensive income	(1,226)	(1,436)	(595)
Other elements	11,724	13,780	12,880
TOTAL EQUITY	105,466	106,833	104,869
TOTAL LIABILITIES AND EQUITY	1,438,470	1,444,305	1,351,956

MEMORANDUM ITEMS
Loans commitment granted	217,319	207,671	209,394
Financial guarantees granted	16,221	14,499	15,687
Other commitments granted	63,670	64,917	62,850

Financial Report 2018         65

JANUARY - MARCH

NOTE

Important information

Banco Santander, S.A. (“Santander”) cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) – under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

66         Financial Report 2018

JANUARY - MARCH

Financial Report 2018         67

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 (91) 259 65 14 / +34 (91) 259 65 20

Fax: +34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda. de Cantabria s/n

28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Item 3

Item 3 24 April 2018 Q1’18 Earnings Presentation Here to help you prosper

Important Information Banco Santander, S.A. (“Santander”) cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Important Information In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on 4 July 2017 (available on the web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com), Item 3A of the Annual Report on Form 20-F for the year ended 31 December 2017, filed with the U.S. Securities and Exchange Commission on 28 March 2018 (the “Form 20-F”) and section Alternative Performance Measures of the Financial Report for the first quarter of 2018 (available at Banco Santander –www.santander.com). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in our Annual Report for 2017 available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com) and also included in our annual report on Form 20-F 3

Index Group performance Q1’18 Business areas performance Q1’18 Concluding remarks Appendix Glossary 4

Group performance Q1’18 01

Group performance Q1'18

Q1'18 Highlights

Commercial transformation

- Our customer base continues to increase: Loyal +22% and Digital +24% YoY
- Our digital transformation is increasing the penetration of digital sales and transactions
- Top 3 in customer satisfaction in 7 countries reflects our improved operational excellence

Results and profitability

- Profit growth YoY: +10% to EUR 2,054 mn (+22% in constant euros)
- Profit growth QoQ[1]: +33% (+37% in constant euros)
- Increased profitability: 12.4% RoTE

Capital & dividends

- We continue to generate capital and increase dividends
- FL CET1: 11.0% (+16 bps QoQ)
- DPS increased from EUR 0.22 in 2017 to EUR 0.23 in 2018[2]. By 2019 100% in cash

2018 Outlook

- Our Q1'18 performance makes us highly confident to meet our 2018 targets
- Popular integration on track. Legal integration approved

Santander

(1) Underlying attributable profit change vs. Q4'17: +7% (+10% in constant euros)
(2) Total dividends charged to 2018 earnings are subject to the Board and AGM approval

6

(1) As at 2017 (last available data) 7

Group performance Q1’18 …which is reflected in our predictable growth and balance sheet strength GROWTH PROFITABILITY STRENGTH Loans Attributable profit FL CET1 EUR 856 bn (+13%) EUR 2,054 mn (+22%) 11.00% (+34 bps) Customer funds RoTE NPL ratio EUR 893 bn (+16%) 12.4% (+29 bps) 4.02% (+28 bps) Note: YoY change, including Popular in 2018. % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 8

Group performance Q1’18 Excellent YoY performance driven by strong top-line growth and lower provisions Q1’18 % vs. Q1’17 Attributable profit Constant EUR mn EUR mn Euros Constant euros +22% 2,054 Net interest income 8,454 1 11 +37% Net fees 2,955 4 14 1,680 1,598 Customer revenues 11,409 1 12 1,392 1,497 ROF and other 742 -5 5 Gross income 12,151 1 11 Operating expenses -5,764 4 13 Net operating income 6,387 -2 10 Q1’17 Q2 Q3 Q4 Q1’18 Net loan-loss provisions -2,282 -5 8 Other provisions -416 -46 -42 Underlying attributable profit PBT 3,689 11 23 Constant EUR mn Attributable Profit 2,054 10 22 1,680 1,598 1,907 1,873 2,054 Note: Contribution to the SRF (net of tax) recorded in Q2’17 (EUR -146 mn). Contribution to the DGF (net of tax) in Q4’17 (EUR -186 mn) 9

Note: Constant EUR. (1) Other income includes gains on financial transactions, income from the equity accounted method, dividends and other operating results. 10 Contribution to the SRF recorded in Q2’16 and Q2’17 and contribution to the DGF in Q4’16 and Q4’17

11 Higher NII due to increased business volumes and margin management Note: YoY change in constant euros Group performance Q1’18 Net interest income +11% Mature markets +7% Developing markets +16% Organic growth + perimeter Lower rates +14% +16% -12 bps Loans Customer funds NIM Organic growth Margin improvement +10% +18% +50 bps Loans Customer funds NIM

12 1,362 1,567 Mar-17 Mar-18 Higher fee income driven by rise in loyal customers, increased activity and commercialisation of value added products and services Note: YoY change. % change in constant euros. Group performance Q1’18 mutual funds balances +19% Total fee income by geography +14% Mature markets Developing markets +16% Total fee income by segment +11% Retail Banking Wealth Management +66% GCB +9% Activity growth cards turnover +13% insurance premium +10% Loyal customers growth Companies (k) +15% 14.1 17.2 Mar-17 Mar-18 +22% Individuals (mn)

13 Higher costs due to commercial transformation and digitalisation investments, with optimisation measures not yet fully feeding through to synergies Cost-to-income impacted by integrations Group performance Q1’18 Top 3 in customer satisfaction3in 7 countries Note: Constant euros. (1) Spain and Portugal including Popular (2) Excluding inflation and perimeter (3) As at 2017 (last available data) 5.62.2 8.44.3 2.10.7 43.51.8 13.66.6 3.70.7 14.3-3.5 1.4-0.8 43.05.4 1.90.0 1.3-0.2 Nominal1 In real terms2 Active cost management Q1’18 vs.Q1’17, % 46.1% 47.4% 47.4% Q1’17 2017 Q1’18

14 Lower cost of credit with some impact from the initial application of IFRS9 in Q1’18 Group NPL and coverage ratio improving Better cost of credit at Group level 1.17% 1.04% Q1’17 Q1’18 3.74 5.37 4.24 4.08 4.02 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Group performance Q1’18 (1) Banco Popular integration; (2) IFRS 9 application NPL ratio(%) 75 68 66 65 70 Coverage ratio(%) 2 1

Group performance Q1'18

Real estate exposure reduction strategy

- Following the acquisition of Banco Popular, we announced our intention to **reduce Grupo Santander's NPE**
- Agreement with Blackstone **was completed in March 2018** according to plan:
  - **No material impact on results**
  - **Positive impact of 10 bps on the CET1 capital ratio**
- As a result of this operation the Spain Real Estate unit has an **exposure of EUR 5.2 billion**

We will continue reducing this exposure in the coming quarters

Real estate exposure[1]

EUR bn


41.1
30.7
5.2
5.2
Gross value Jun-17
Blackstone transaction and other
Provisions
Net value Mar-18

Net value

EUR bn

	Mar-18
Real estate assets	**4.0**
Foreclosed assets	*2.8*
Rental assets	*1.2*
RE non-performing loans (NPLs)	**1.2**
RE assets + RE non-performing loans	**5.2**

Santander

(1) Spain Real Estate activity

15

16 Progress in reaching our target of a fully loaded CET1 >11% in 2018 Fully loaded CET1 evolution Leverage ratio: 5.1% (5.0% on Mar-17) Proformaratio with future estimated impacts 10.66 10.84 11.00 +0.09 +0.08 -0.01 CET1 Mar-17 Organic Other2 Perimeter1 CET1 Mar-18 CET1 Dec-17 Note: all 2018 data calculated using the IFRS 9 transitional arrangements (1)Blackstone (+10 bps); Metrovacesa(-2 bps) (2)AFS and regulatory impacts Group performance Q1’18 % FL CET1 11.00 TotalBank+0.05 WiZink+0.09 SC USA minority interests-0.18 Popular restructuring-0.05 FL CET1 + transactions 10.91 Mar-18

Delivering on our commitments: positive performance of main ratios Group performance Q1’18 RoTE(%) RoRWA(%) EPS1(EUR) Q1’17 Q4’17 Q1’18 1.48 1.44 1.59 Q1’17 Q4’17 Q1’18 12.1 11.2 12.4 Q1’17 Q4’17 Q1’18 0.120 0.088 0.120 TNAV per share1(EUR) Mar-17 Dec-17 Mar-18 4.19 4.15 4.12 (1)Q1’17 metrics have been restated to reflect the July 2017 capital increase Mar-18 excluding IFRS 9 impact EUR 4.20 FY 2018 target Doubledigitgrowth

Business areas performance Q1’18 02

19 Group profit growth driven by most markets (1) Excluding Corporate Centre and Real Estate Activity Spain Q1’18 Attributable profit in core markets EUR mnand % change vs. Q1’17 in constant euros +27% -21% +14% +8% +1% +52% -11% +3% +26% +4% 677 455 323 320 175 151 127 125 66 63 Q1’18 Attributable profit1 51% UK, 13% Spain; 18% SCF, 13% Portugal, 5% Poland, 2% USA, 5% Mexico, 7% Brazil, 27% Chile, 6% Argentina, 3% Other Latam, 1% Europe Americas 49% Business areas performance Q1’18

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16.56% 16.29% 15.92% 15.41% 15.64% 8.16% 6.81% 6.42% 5.59% 5.02% Q1’17 Q2 Q3 Q4 Q1’18 Brazil (1) EUR mn and % change in constant euros P&L1Q1’18%Q4’17%Q1’17 Cost of deposits Yield on loans Loyal customers (millions)3.7 4.6 Digital customers (millions) 6.9 9.1 NPL ratio (%)5.365.26 Cost of credit (%)4.844.35 Efficiency ratio (%)35.433.8 RoTE(%)16.519.9 Volumes in EUR bn Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 4Customer base and user experience (NPS) continue to be the primary driving forces behind our results, contributing to profit and RoTE(20%) 4Positivetop linetrendsunderscoring revenue recurrence: NII (higher volumes and spreads) and fee income (greater transactionalityand loyalty) 4Controlled costs and increased productivity 4Loans still growing above market average, while cost of credit improves. Controlled levels of LLPs and NPLs due to our risk model resilience 74 110 Loans Funds +3% QoQ +11% YoY +6% QoQ +28% YoY NII2,482 2.9 17.3 Fee income920 4.1 17.5 Gross income3,445 2.8 10.4 Operating expenses-1,165 -5.1 5.6 LLPs-822 5.5 7.6 PBT1,304 14.5 37.0 Attributable profit677 10.7 27.3 Business areas performance Q1’18 KEY DATAQ1’17Q1’18 ACTIVITY

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2.02% 1.97% 2.03% 2.03% 1.96% 0.46% 0.44% 0.42% 0.41% 0.35% Q1’17 Q2 Q3 Q4 Q1’18 Spain Loyal customers (millions)1.4 2.4 Digital customers (millions) 2.8 4.1 NPL ratio (%)5.226.27 Cost of credit (%)0.330.29 Efficiency ratio (%)51.855.5 RoTE(%)12.711.1 Cost of deposits Yield on loans 217 313 Loans Funds +44% YoY +38% YoY -1% QoQ -1% QoQ Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Business areas performance Q1’18 Volumes in EUR bn (1) EUR mn P&L1Q1’18%Q4’17%Q1’17 NII1,037 -2.9 38.9 Fee income673 -1.2 46.5 Gross income2,063 12.4 34.1 Operating expenses-1,145 -3.6 43.5 LLPs-207 18.1 26.8 PBT608 36.0 18.4 Attributable profit455 37.6 25.7 KEY DATAQ1’17Q1’18 ACTIVITY 4Includes Popular in Q1’18 and in Q4’17. Integration on track as scheduled 4Offering joint commercial initiatives: Launch of 1|2|3 Profesional(75k accounts since its launch in March) 4Volumeshit by outflows in large companies and institutions 4Positive trends in commercial revenues with an improvement in the cost of credit. Costs reflect the incorporation of less efficient business 4QoQ: Drop in NII due to lower volumes and ALCO portfolio sales in Q4. Seasonal increase in provisions

22 Active customers (millions)19.5 19.4 NPL ratio (%)2.622.48 Cost of credit (%)0.390.36 Efficiency ratio (%)44.944.6 RoTE(%)17.116.6 Yield on loans 4.75% 4.74% 4.66% 4.61% 4.60% Q1’17 Q2 Q3 Q4 Q1’18 4ï^ï©ï§ï¨ï€  ï¤ï©ï¶ï¥ï²ï³ï©ï¦ï©ï£ï¡ï´ï©☐ï®ï€  ï¡ï®ï¤ï€ ï¬ï¥ï¡ï¤ï¥ï²ï³ï¨ï©ï°ï€ ï©ï®ï€  ï…ïµï²☐ï°ï¥ 4Increased new lending in almost all geographies: auto loans (+12%) and credit cards (+12%) 4Best-in-class profitability: profit up, boosted by higher NII, cost control and historically low NPLs and cost of credit 4Main contribution to profit: Germany (EUR 77 mn), Spain (EUR 68 mn) and Nordic countries (EUR 56 mn) 4Germanycommercial network integration on track as scheduled 10 New lendingQ1’18 92 Loans 0% QoQ +7% YoY 0% QoQ +9% YoY Note: % change in constant euros. Loans excluding reverse repos. Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, Q1’18 attributable profit: EUR 351 mn(+3% vs. Q1’17 and +3% vs. Q4’17) Business areas performance Q1’18 Volumes in EUR bn (1) EUR mn and % change in constant euros P&L1Q1’18%Q4’17%Q1’17 NII915 1.0 3.9 Fee income215 5.3 -7.1 Gross income1,140 0.7 2.8 Operating expenses-509 0.5 2.1 LLPs-120 > > PBT535 4.5 4.2 Attributable profit323 3.8 4.0 KEY DATAQ1’17Q1’18 ACTIVITY Santander Consumer Finance

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3.01% 2.91% 2.83% 2.78% 2.81% 0.69% 0.66% 0.62% 0.63% 0.64% Q1’17 Q2 Q3 Q4 Q1’18 Loyal customers (millions)4.1 4.4 Digital customers (millions) 4.7 5.2 NPL ratio (%)1.311.17 Cost of credit (%)0.030.10 Efficiency ratio (%)50.556.6 RoTE(%)11.39.1 Cost of deposits Yield on loans 4In a competitive market, strong growth in mortgages with focus on retention and service 4Profit impacted by pressure on revenue, investments in technology and regulatory projects, and provisions for single cases 4Credit quality remains solid with alow cost of credit and NPL 4QoQ: continued NII pressure from new asset margins and SVR compensated by lower provisions 239 207 Loans Funds 0% QoQ +1% YoY -3% QoQ 0% YoY Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Business areas performance Q1’18 Volumes in EUR bn (1) EUR mn and % change in constant euros P&L1Q1’18%Q4’17%Q1’17 NII1,031 -2.0 -3.3 Fee income242 -0.9 -1.8 Gross income1,349 -0.1 -3.2 Operating expenses-764 5.5 8.4 LLPs-66 -18.6 > PBT457 2.9 -20.2 Attributable profit320 6.8 -21.1 KEY DATAQ1’17Q1’18 ACTIVITY United Kingdom

Business areas performance Q1'18

Good performance: higher customer base, higher profits and better credit quality

EUR 175 mn; +14%

- **Significant investment** in multichannel, digitalisation and commercial initiatives
- **Profit up** driven by **NII and fee income,** resulting in a **high RoTE** (20%). Solid credit quality

EUR 151 mn; +8%

- **Focus on customer satisfaction,** loyalty and digital initiatives. Strong volume acceleration
- **Profit up** driven by **commercial revenues, cost control and lower cost of credit**

EUR 127 mn; +1%

- After Popular acquisition Santander Totta is **the largest[1] privately owned bank**
- The **commercial transformation programme** continues to boost loyal and digital customers
- **Profit** impacted by ALCO sales in Q1'17 and higher tax rate. **PBT: +10%**

EUR 125 mn; +52%

- **Attributable profit growth** due to lower LLPs and cost control
- **Santander Bank**: increasing profitability by improving NIM and efficiency ratio
- **SC USA**: higher profitability due to better cost of credit and lower costs. Focus on improving cost of funding

EUR 66 mn; -11%

- **Leading privately owned bank** by loans and deposits. Of note were SMEs, consumer loans and strong increase in mutual funds
- Profit affected by **Citibank integration costs** and **higher provisions** (volume growth and 2017 releases)

EUR 63 mn; +3%

- Strong YoY **credit growth across all segments and products** accompanied by an **increase in deposits**
- **Focus on commercial revenue** and **cost control** though profit affected by the timing change of BFG payment to Q1

Santander

Note: % change vs. Q1'17 in constant euros.
(1) In terms of domestic assets and loans

24

25 EUR mn 4Higher loss in NII YoY due to increased issuances (TLAC) 4Lower cost of hedging reflected in gains on financial transactions 4Operating expenses remained virtually unchanged as a result of the streamlining and simplification measures Q1’17Q4’17Q1’18 NII-194 -223 -224 Gains/Losses on FT-119 30 12 Operating expenses-119 -120 -121 Provisions-37 -51 -79 Tax and minority interests29 32 6 Underlying attrib. Profit-468 -378 -421 Non-recurring10 -306 0 Attributable profit-468 -684 -421 Corporate Centre (1) Q4’17 including goodwill and a positive impact of Allfundsgains. Business areas performance Q1’18 P&L

Concluding remarks 03

27 2018 Targets 2017 Loyal customers (mn) 18.6 17.3 Digital customers (mn) 30 25.4 Fee income1 ~10% CAGR 2015-18 13% Cost of credit risk 1.2% 2015-18 average 1.07% Cost-to-income 45-47% 47.4% EPS (EUR) Double digit growth 0.40 DPS (EUR)2 Yearly increase 0.22 FL CET1 >11% 10.84% RoTE >11.5% (1)% change in constant euros (2)Total dividends charged to 2018 earnings are subject to the Board and AGM approval (3) Underlying RoTE: 11.8% We are on track to meet our 2018 targets Q1’18 18.8 27.3 14% 1.04% 47.4% 0.120 (Q1’18) 0.23 11.00% 12.4% Concluding remarks Positive trends makes us confident to deliver solid results in 2018 10.4% 3

Save the date SANTANDER INVESTOR DAY oCTOBER 3rd 2018 LONDAN

> Appendix 04

Appendix Loans and customer funds by units and businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 30

Appendix

Overall increase in loans and customer funds, boosted by developing markets and Banco Popular integration

Loan portfolio

MATURE MARKETS

Mar-18	EUR bn	YoY Chg.
Spain	217	44%
UK	239	1%
USA	72	-3%
SCF	92	7%
Portugal	37	30%

DEVELOPING MARKETS

Mar-18	EUR bn	YoY Chg.
Poland	23	5%
Brazil	74	11%
Mexico	29	8%
Chile	39	4%
Argentina	8	41%


Other individuals, 10%
Home mortgages, 36%
GCB, 10%
Corporates, 17%
Loan portfolio by businesses
SMEs, 11%
Consumer, 16%

Customer funds

MATURE MARKETS

Mar-18	EUR bn	YoY Chg.
Spain	313	38%
UK	207	0%
USA	59	-6%
SCF	37	4%
Portugal	37	19%

DEVELOPING MARKETS

Mar-18	EUR bn	YoY Chg.
Poland	28	6%
Brazil	110	28%
Mexico	38	9%
Chile	34	3%
Argentina	13	41%


Individuals demand deposits, 37%
GCB, 9%
Corporates, 12%
Customer funds by businesses
SMEs, 9%
Consumer, 4%
Individuals time deposits, 14%
Individuals mutual funds, 15%

Santander

Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros.
Spain and Portugal impacted by Banco Popular integration.

31

Loans and customer funds by units and businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements Appendix 32

Appendix Mexico KEY DATA Q1’17 Q1’18 P&L1 Q1’18 %Q4’17 %Q1’17 NII 649 6.4 11.0 Loyal customers (thousands) 1,663 2,065 Fee income 187 7.1 11.0 Digital customers (thousands) 1,528 2,061 Gross income 831 3.4 7.7 NPL ratio (%) 2.77 2.68 Operating expenses -340 1.9 13.6 Cost of credit (%) 2.94 2.95 LLPs -200 9.7 -8.4 Efficiency ratio (%) 38.8 40.9 PBT 288 8.6 15.0 RoTE (%) 18.8 19.6 Attributable profit 175 1.5 14.1 (1) EUR mn and % change in constant euros ACTIVITY  Significant investment in multichannel, digitalisation and commercial Volumes in EUR bn initiatives 38 Yield on loans 29 11.79% 12.02% 12.02% 12.09% Efforts made to retain customers, attract payrolls (market share: +88 bps 11.28% YoY) and increase in digital customers (+35%) +2% +1% QoQ QoQ Cost of deposits Profit up due to strong NII and fee income, resulting in a high RoTE +8% +9% 3.04% 3.37% 3.39% 3.48% Solid credit quality: flat cost YoY YoY 2.67% NPL ratio, coverage ratio at 114% and of credit around 3% Loans Funds Q1’17 Q2 Q3 Q4 Q1’18 Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 33

Appendix Chile KEY DATA Q1’17 Q1’18 P&L1 Q1’18 %Q4’17 %Q1’17 NII 490 -1.1 7.1 Loyal customers (thousands) 609 635 Fee income 111 20.1 9.4 Digital customers (thousands) 979 1,028 Gross income 640 0.8 5.2 NPL ratio (%) 4.93 5.00 Operating expenses -258 3.2 3.7 Cost of credit (%) 1.42 1.22 LLPs -121 9.7 5.6 Efficiency ratio (%) 40.9 40.3 PBT 282 1.8 14.5 RoTE (%) 17.1 17.2 Attributable profit 151 2.1 8.4 (1) EUR mn and % change in constant euros ACTIVITY Santander is the largest privately owned bank in Chile by assets and Volumes in EUR bn customers 39 34 Yield on loans 7.95% Economy gaining momentum with growth forecast at 3.5% in 2018 7.53% 7.33% 7.33% 7.52% +3% +3% QoQ QoQ Focus on customer satisfaction, loyalty and digital initiatives: Santander Life well accepted and new WorkCafé Branch openings Cost of deposits +4% +3% Loan and fund growth accelerate QoQ YoY YoY 2.10% 1.94% 1.81% 1.87% 1.78% Q1’17 Q2 Q3 Q4 Q1’18 Profit up driven by commercial revenues, cost control and lower cost of credit Loans Funds Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 34

Appendix Portugal KEY DATA Q1’17 Q1’18 P&L1 Q1’18 %Q4’17 %Q1’17 NII 222 0.2 29.3 Loyal customers (thousands) 660 712 Fee income 98 6.3 9.4 Digital customers (thousands) 524 653 Gross income 341 3.3 16.2 NPL ratio (%) 8.47 8.29 Operating expenses -158 -5.1 14.3 Cost of credit (%) 0.07 0.08 LLPs -8 - -Efficiency ratio (%) 47.2 46.4 PBT 166 -0.8 10.2 RoTE (%) 15.3 12.7 Attributable profit 127 6.3 1.1 (1) EUR mn ACTIVITY Figures include Popular in Q1’18 and in Q4’17, with Santander Totta being Volumes in EUR bn the largest2 privately owned bank 37 37 Very dynamic activity, with market shares in new lending above 20% for Yield on loans both corporates and mortgages 0% +3% QoQ QoQ 1.97% 1.91% 1.86% 1.84% 1.86% The digital transformation continues to enhance customer loyalty +30% +19% Cost of deposits YoY YoY Commercial revenue increased, continued cost control and low cost of credit 0.30% 0.25% 0.22% 0.19% 0.18% Loans Funds Q1’17 Q2 Q3 Q4 Q1’18 Profit impacted by ALCO sales in Q1’17 and higher tax rate Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 35 (2) In terms of domestic assets and loans

Appendix United States KEY DATA Q1’17 Q1’18 P&L1 Q1’18 %Q4’172 %Q1’17 NII 1,221 -0.1 -5.4 Loyal customers (thousands) 280 301 Fee income 214 0.3 -9.4 Digital customers (thousands) 801 805 Gross income 1,578 3.0 -3.1 NPL ratio (%) 2.43 2.86 Operating expenses -735 -0.6 1.4 Cost of credit (%) 3.63 3.29 LLPs -579 -5.5 -17.5 Efficiency ratio (%) 44.6 46.6 PBT 241 59.4 39.7 RoTE (%) 2.8 3.9 Attributable profit 125—51.9 Loans Funds Loans3 Managed assets Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Santander Bank’s customers 36 (3) Includes leasing

P&L1 Q1’18 %Q4’17 %Q1’17 NII 214 -1.8 39.6 Fee income 129 10.2 23.1 Gross income 377 0.2 34.8 Operating expenses -218 6.3 43.0 LLPs -49 44.5 > PBT 92 -21.5 -14.4 Attributable profit 66 -17.9 -10.9 (1) EUR mn and % change in constant euros Santander is the leading privately owned bank in Argentina by loans and deposits Volume growth: of note were SMEs, consumer loans and strong increase in mutual funds Gross income increased spurred by larger volumes, margin management and higher fee income Profit affected by Citibank’s integration costs and higher provisions. Coverage ratio at 121% (100% in Dec-17) Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 37 Citibank volume included from Mar-17. Citibank results not included in Q1’17 (only from Q2’17)

Appendix Poland KEY DATA Q1’17 Q1’18 P&L1 Q1’18 %Q4’17 %Q1’17 NII 247 0.0 9.7 Loyal customers (thousands) 1,327 1,712 Fee income 112 -4.5 8.0 Digital customers (thousands) 2,018 2,111 Gross income 333 -13.1 0.3 NPL ratio (%) 5.20 4.77 Operating expenses -154 -4.9 1.9 Cost of credit (%) 0.66 0.69 LLPs -46 11.6 64.6 Efficiency ratio (%) 45.5 46.2 PBT 120 -25.5 -6.9 RoTE (%) 9.7 8.9 Attributable profit 63 -23.3 2.8 (1) EUR mn and % change in constant euros ACTIVITY Loan growth across all key segments and products Deposit base increasing with significant growth in demand deposits Strong credit quality in line with expectations: NPL ratio dropped and cost of credit steady Focus on commercial revenue and cost control Profit and RoTE affected by the timing change of total Resolution Fund payment to Q1 and lower trading gains Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 38

Appendix Other Latin American Countries Attributable profit Constant EUR mn URUGUAY PERU +33% +9% 32 8 7 24 Q1’17 Q1’18 Q1’17 Q1’18 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher NII and fee income, with improved C/I Peru’s profit driven by higher revenues 39

Appendix Loans and customer funds by units and businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 40

Appendix Retail Banking ACTIVITY P&L1 Q1’18 %Q4’172 %Q1’17 Volumes in EUR bn and % change in constant euros NII 8,034 0.9 12.4 Fee income 2,284 -2.0 11.3 747 704 Gross income 10,671 1.7 11.5 0% -1% Operating expenses -4,886 -2.1 12.8 QoQ QoQ LLPs -2,161 16.2 10.4 +16% PBT 3,285 2.0 23.6 +15% YoY YoY Attributable profit 1,931 2.7 21.8 Loans Funds EUR mn and % change in constant euros Q4’17 profit included EUR -57 mn related to hurricane provisions, SCUSA settlement and tax reform in the USA 4 Focused on three main priorities: customer loyalty, digital transformation and operational excellence 4 New commercial initiatives and launch of several offers across multi-channel model 4 Progress in achieving our targets. 18.8 million loyal customers (+22% from March-17) and 27.3 million digital customers (+24% from March-17) 4 Profit boosted by perimeter effect after Popular acquisition and the strong performance in commercial revenues 41

REVENUE P&L1 Q1’18 %Q4’17 %Q1’17 Constant EUR mn NII 551 -1.3 -4.9 Fee income 404 5.2 9.4 TOTAL 1,403 -5% 1,332 Capital & Other 173 -42% 100 Gross income 1,332 11.3 -5.1 Operating expenses -527 1.6 14.3 Global Markets 497 0% 500 LLPs -71 -65.5 -42.8 Global Debt Customers Financing 318 +1% 321 0% PBT 733 64.3 -9.2 Attributable profit 483 65.2 -9.1 Global Transaction Banking 415 -1% 412 (1) EUR mn and % change in constant euros Q1’17 Q1’18 Appendix Global Corporate Banking 4 Higher revenue from international activity, benefiting from cross-border flows across our geographic footprint 4 Continued improvement in services to retail network customers, adapting our product offering to the Bank’s digital transformation 4 Attributable profit declined 9% YoY, due to strong gains on financial transactions Q1’17. Profit was 16% above 2017 quarterly average. 4 Improved quality of customer revenues, driven by value-added business and higher fee income that offset lower use of the balance sheet. 42

Appendix

Wealth Management

ACTIVITY

Constant EUR bn


vs Q1'17
+4%
+8%
+2%
+6%
335
184
179
13
Wealth Management
SAM
Private Banking
Customer loans
Assets under management

Note: Total assets marketed and/or managed in 2018 and 2017

P&L[1]	Q1'18	%Q4'17[2]	%Q1'17
NII	100	3.9	9.8
Fee income	276	59.1	68.5
Gross income	379	27.2	38.9
Operating expenses	-182	37.6	47.0
LLPs	-5	-60.5	-18.6
PBT	**191**	**26.3**	**35.3**
Attributable profit	**126**	**34.2**	**25.6**

(1) EUR mn and % change in constant euros
(2) Q4'17 profit included EUR -19 mn related to tax reform in the USA

- New Global Division that includes the Private Banking and Santander Asset Management (SAM) businesses of the Group in more than 10 countries
- Both businesses continue to be a reference in private banking and asset management in Spain and Latin America
- Key initiatives: development of UHNW proposition, Private Banking digital platform, strengthening of the SAM product catalogue
- Growth in volumes and revenues. Fee income growth driven by higher volumes and greater customer loyalty
- **Total contribution[3] to the Group's profit of 253 million (+16% over estimated Q1'17)**

Santander

(3) Profit after taxes + total fee income generated by this business.

43

Appendix Loans and customer funds by units and businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 44

Appendix We made good headway YTD in our funding plan to enhance the Group’s TLAC position and optimise its cost of capital Key liquidity ratios Funding plan—issuances Mar-18 Jan-Mar 18 Net loan-to-deposit ratio (LTD): 112% Group issuances2 EUR 8bn (~EUR 6bn TLAC-eligible) Deposits + M/LT funding / net loans: 113% Main issuers Parent bank and UK Liquidity Coverage Ratio (LCR)1: 138% Main issuance currencies EUR, USD, GBP Comfortable liquidity position (Group and subsidiaries) Focus on TLAC-eligible instruments, following our decentralised liquidity and funding model (1) Provisional data (2) Parent Bank, UK, SCF and USA. 45 Excluding covered bonds and securitisations 45

Appendix Loans and customer funds by units and businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 46

Appendix NPL ratio % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Continental Europe 5.62 8.70 6.30 5.82 5.81 Spain 5.22 10.52 6.82 6.32 6.27 Santander Consumer Finance 2.62 2.61 2.60 2.50 2.48 Poland 5.20 4.66 4.70 4.57 4.77 Portugal 8.47 9.10 8.39 7.51 8.29 United Kingdom 1.31 1.23 1.32 1.33 1.17 Latin America 4.50 4.40 4.41 4.46 4.43 Brazil 5.36 5.36 5.32 5.29 5.26 Mexico 2.77 2.58 2.56 2.69 2.68 Chile 4.93 5.00 4.95 4.96 5.00 Argentina 1.82 2.21 2.34 2.50 2.54 USA 2.43 2.64 2.56 2.79 2.86 Operating Areas 3.77 5.40 4.27 4.10 4.04 Total Group 3.74 5.37 4.24 4.08 4.02 47

Appendix Coverage ratio % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Continental Europe 60.6 59.7 53.7 54.4 56.8 Spain 49.1 56.6 46.2 46.8 51.1 Santander Consumer Finance 108.9 106.5 104.3 101.4 107.2 Poland 61.2 67.5 67.6 68.2 72.0 Portugal 61.7 55.6 56.1 62.1 53.9 United Kingdom 33.8 32.6 31.5 32.0 34.6 Latin America 90.5 89.2 90.1 85.0 98.4 Brazil 98.1 95.5 97.6 92.6 110.4 Mexico 104.8 113.8 110.3 97.5 113.5 Chile 58.9 58.2 58.5 58.2 61.0 Argentina 134.1 109.9 102.8 100.1 121.3 USA 202.4 183.1 187.5 170.2 169.1 Operating Areas 74.6 67.6 65.7 65.1 69.7 Total Group 74.6 67.7 65.8 65.2 70.0 48

Appendix Non-performing loans and loan-loss allowances. March 2018 Non-performing loans Loan-loss allowances 100%: EUR 37,408 million 100%: EUR 26,173 million Percentage over Group’s total 49 (*) Excluding SCF UK 49

Cost of credit % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Continental Europe 0.38 0.36 0.32 0.31 0.32 Spain 0.33 0.32 0.28 0.30 0.29 Santander Consumer Finance 0.39 0.37 0.34 0.30 0.36 Poland 0.66 0.65 0.61 0.62 0.69 Portugal 0.07 0.03 0.10 0.04 0.08 United Kingdom 0.03 0.02 0.03 0.08 0.10 Latin America 3.36 3.36 3.25 3.15 3.12 Brazil 4.84 4.79 4.55 4.36 4.35 Mexico 2.94 3.01 3.14 3.08 2.95 Chile 1.42 1.37 1.27 1.21 1.22 Argentina 1.68 1.75 1.85 1.85 2.06 USA 3.63 3.65 3.57 3.42 3.29 Operating Areas 1.18 1.18 1.12 1.07 1.03 Total Group 1.17 1.17 1.12 1.07 1.04 Appendix 50

Appendix Loans and customer funds by units and businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 51

Appendix Grupo Santander EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 11,246 11,522 11,569 11,556 11,408 Gross income 12,029 12,049 12,252 12,062 12,151 Operating expenses (5,543) (5,648) (5,766) (5,961) (5,764) Net operating income 6,486 6,401 6,486 6,101 6,387 Net loan-loss provisions (2,400) (2,280) (2,250) (2,181) (2,282) Other (775) (848) (645) (544) (416) Underlying profit before taxes 3,311 3,273 3,591 3,375 3,689 Underlying consolidated profit 2,186 2,144 2,347 2,285 2,409 Underlying attributable profit 1,867 1,749 1,976 1,924 2,054 Net capital gains and provisions* — — (515) (382) — Attributable profit 1,867 1,749 1,461 1,542 2,054 (*) Including: in 3Q17 charges for integration costs and equity stakes and intangible assets 52 in 4Q17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other 52

Appendix Grupo Santander Constant EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 10,197 10,665 11,149 11,253 11,408 Gross income 10,903 11,146 11,816 11,750 12,151 Operating expenses (5,085) (5,268) (5,588) (5,819) (5,764) Net operating income 5,818 5,878 6,228 5,931 6,387 Net loan-loss provisions (2,112) (2,068) (2,140) (2,110) (2,282) Other (711) (789) (626) (534) (416) Underlying profit before taxes 2,995 3,020 3,462 3,287 3,689 Underlying consolidated profit 1,974 1,968 2,266 2,228 2,409 Underlying attributable profit 1,680 1,598 1,907 1,873 2,054 Net capital gains and provisions* — — (515) (376) — Attributable profit 1,680 1,598 1,392 1,497 2,054 (*) Including: in 3Q17 charges for integration costs and equity stakes and intangible assets 53 in 4Q17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other

Appendix Spain EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,206 1,409 1,753 1,749 1,710 Gross income 1,539 1,475 2,011 1,835 2,063 Operating expenses (798) (893) (1,161) (1,188) (1,145) Net operating income 741 582 850 647 918 Net loan-loss provisions (163) (144) (120) (175) (207) Other (64) (64) (62) (25) (104) Underlying profit before taxes 514 374 667 447 608 Underlying consolidated profit 367 267 489 333 455 Underlying attributable profit 362 262 484 330 455 Net capital gains and provisions — — (300) — — Attributable profit 362 262 184 330 455 54

Appendix Santander Consumer Finance EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,121 1,096 1,121 1,110 1,130 Gross income 1,118 1,099 1,135 1,132 1,140 Operating expenses (502) (485) (484) (506) (509) Net operating income 616 614 650 625 631 Net loan-loss provisions (61) (57) (90) (58) (120) Other (37) (35) (30) (55) 24 Underlying profit before taxes 518 522 531 512 535 Underlying consolidated profit 370 382 370 373 388 Underlying attributable profit 314 319 309 311 323 Net capital gains and provisions* — — (85) (0) — Attributable profit 314 319 224 311 323 (*) Including: in Q3’17 charges for integration costs 55

Appendix Santander Consumer Finance Constant EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,111 1,092 1,118 1,110 1,130 Gross income 1,108 1,094 1,131 1,132 1,140 Operating expenses (498) (483) (483) (506) (509) Net operating income 610 611 649 626 631 Net loan-loss provisions (60) (58) (89) (58) (120) Other (37) (35) (30) (56) 24 Underlying profit before taxes 513 519 530 512 535 Underlying consolidated profit 366 379 369 373 388 Underlying attributable profit 310 317 308 311 323 Net capital gains and provisions* — — (85) (0) — Attributable profit 310 317 223 311 323 (*) Including: in Q3’17 charges for integration costs 56

Poland EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 318 343 350 360 359 Gross income 321 363 358 378 333 Operating expenses (146) (150) (149) (160) (154) Net operating income 175 212 209 218 179 Net loan-loss provisions (27) (34) (36) (40) (46) Other (23) (27) (28) (19) (13) Underlying profit before taxes 125 152 144 159 120 Underlying consolidated profit 86 120 110 116 89 Underlying attributable profit 59 83 76 81 63 Net capital gains and provisions — — — — — Attributable profit 59 83 76 81 63 Appendix 57

Appendix Poland PLN million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,374 1,449 1,489 1,522 1,500 Gross income 1,386 1,532 1,525 1,599 1,390 Operating expenses (630) (634) (636) (675) (642) Net operating income 756 898 889 924 748 Net loan-loss provisions (116) (142) (155) (171) (191) Other (100) (112) (119) (78) (55) Underlying profit before taxes 539 644 614 674 502 Underlying consolidated profit 372 506 470 492 373 Underlying attributable profit 257 351 324 344 264 Net capital gains and provisions — — — — — Attributable profit 257 351 324 344 264 58

Portugal EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 261 262 311 313 320 Gross income 294 275 345 330 341 Operating expenses (139) (142) (166) (167) (158) Net operating income 155 133 179 163 183 Net loan-loss provisions 10 5 (37) 10 (8) Other (14) (9) (16) (5) (9) Underlying profit before taxes 151 129 126 168 166 Underlying consolidated profit 126 111 81 120 128 Underlying attributable profit 125 110 80 119 127 Net capital gains and provisions — — — — — Attributable profit 125 110 80 119 127 Appendix 59

Appendix United Kingdom EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,349 1,409 1,317 1,291 1,274 Gross income 1,432 1,544 1,397 1,344 1,349 Operating expenses (723) (723) (694) (721) (764) Net operating income 709 821 703 623 586 Net loan-loss provisions (15) (42) (66) (81) (66) Other (105) (171) (89) (101) (62) Underlying profit before taxes 588 608 547 441 457 Underlying consolidated profit 423 414 382 304 326 Underlying attributable profit 416 408 377 297 320 Net capital gains and provisions — — — — — Attributable profit 416 408 377 297 320 60

Appendix United Kingdom GBP million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,160 1,213 1,183 1,146 1,125 Gross income 1,231 1,329 1,255 1,193 1,192 Operating expenses (622) (622) (623) (639) (675) Net operating income 609 706 632 554 517 Net loan-loss provisions (13) (36) (59) (72) (58) Other (90) (147) (81) (90) (55) Underlying profit before taxes 506 524 492 392 404 Underlying consolidated profit 364 356 344 270 288 Underlying attributable profit 358 351 339 265 282 Net capital gains and provisions — — — — — Attributable profit 358 351 339 265 282 61

Brazil EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 3,455 3,413 3,392 3,458 3,403 Gross income 3,717 3,502 3,542 3,512 3,445 Operating expenses (1,314) (1,233) (1,244) (1,289) (1,165) Net operating income 2,403 2,269 2,298 2,223 2,280 Net loan-loss provisions (910) (852) (819) (814) (822) Other (358) (349) (268) (211) (154) Underlying profit before taxes 1,135 1,068 1,211 1,198 1,304 Underlying consolidated profit 713 689 747 738 761 Underlying attributable profit 634 610 659 642 677 Net capital gains and provisions — — — — — Attributable profit 634 610 659 642 677 Appendix 62

Brazil BRL million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 11,561 12,036 12,567 13,139 13,568 Gross income 12,438 12,367 13,129 13,367 13,737 Operating expenses (4,397) (4,355) (4,613) (4,895) (4,644) Net operating income 8,041 8,013 8,516 8,472 9,093 Net loan-loss provisions (3,045) (3,008) (3,045) (3,105) (3,276) Other (1,198) (1,231) (1,007) (825) (615) Underlying profit before taxes 3,798 3,773 4,464 4,543 5,202 Underlying consolidated profit 2,386 2,431 2,757 2,802 3,034 Underlying attributable profit 2,121 2,152 2,432 2,438 2,699 Net capital gains and provisions — — — — — Attributable profit 2,121 2,152 2,432 2,438 2,699 Appendix 63

Mexico EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 804 856 879 811 836 Gross income 824 914 892 830 831 Operating expenses (319) (361) (356) (345) (340) Net operating income 505 553 536 485 491 Net loan-loss provisions (233) (246) (240) (187) (200) Other (4) (6) (4) (24) (3) Underlying profit before taxes 267 301 292 274 288 Underlying consolidated profit 211 238 231 225 225 Underlying attributable profit 163 187 182 178 175 Net capital gains and provisions — — — — — Attributable profit 163 187 182 178 175 Appendix 64

Mexico MXN million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 17,348 17,505 18,399 18,076 19,257 Gross income 17,779 18,706 18,677 18,508 19,143 Operating expenses (6,894) (7,386) (7,460) (7,683) (7,832) Net operating income 10,886 11,320 11,218 10,825 11,310 Net loan-loss provisions (5,032) (5,019) (5,015) (4,201) (4,610) Other (90) (131) (89) (522) (72) Underlying profit before taxes 5,764 6,170 6,113 6,102 6,628 Underlying consolidated profit 4,548 4,865 4,841 4,996 5,181 Underlying attributable profit 3,523 3,829 3,808 3,963 4,021 Net capital gains and provisions — — — — — Attributable profit 3,523 3,829 3,808 3,963 4,021 Appendix 65

Chile EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 592 589 534 583 601 Gross income 645 644 604 630 640 Operating expenses (264) (260) (253) (248) (258) Net operating income 381 383 351 382 382 Net loan-loss provisions (122) (122) (108) (110) (121) Other 2 7 11 3 22 Underlying profit before taxes 261 267 255 276 282 Underlying consolidated profit 214 218 209 218 223 Underlying attributable profit 147 149 143 146 151 Net capital gains and provisions — — — — — Attributable profit 147 149 143 146 151 66

Chile CLP billion Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 413,110 430,039 403,461 434,470 444,260 Gross income 450,136 469,704 456,238 469,635 473,564 Operating expenses (184,039) (189,977) (191,129) (184,867) (190,863) Net operating income 266,097 279,727 265,110 284,768 282,700 Net loan-loss provisions (85,110) (89,381) (81,474) (81,875) (89,852) Other 1,438 4,750 8,384 2,363 16,034 Underlying profit before taxes 182,425 195,096 192,020 205,256 208,882 Underlying consolidated profit 149,458 158,760 157,744 162,572 164,822 Underlying attributable profit 102,796 108,904 107,839 109,081 111,380 Net capital gains and provisions — — — — — Attributable profit 102,796 108,904 107,839 109,081 111,380 67

Argentina EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 374 428 382 398 343 Gross income 405 470 423 449 377 Operating expenses (221) (269) (235) (244) (218) Net operating income 184 201 187 205 159 Net loan-loss provisions (29) (42) (46) (41) (49) Other 1 (35) (35) (23) (17) Underlying profit before taxes 156 123 106 141 92 Underlying consolidated profit 108 86 71 97 67 Underlying attributable profit 108 85 70 96 66 Net capital gains and provisions — — — — — Attributable profit 108 85 70 96 66 68

Argentina ARS billion Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 6,241 7,378 7,644 8,101 8,293 Gross income 6,764 8,104 8,460 9,103 9,117 Operating expenses (3,690) (4,640) (4,713) (4,964) (5,278) Net operating income 3,074 3,464 3,747 4,139 3,840 Net loan-loss provisions (486) (730) (903) (828) (1,196) Other 17 (596) (659) (466) (411) Underlying profit before taxes 2,606 2,138 2,185 2,845 2,232 Underlying consolidated profit 1,807 1,486 1,462 1,960 1,610 Underlying attributable profit 1,795 1,477 1,453 1,948 1,599 Net capital gains and provisions — — — — — Attributable profit 1,795 1,477 1,453 1,948 1,599 Appendix 69

United States EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,763 1,738 1,545 1,495 1,435 Gross income 1,879 1,880 1,604 1,596 1,578 Operating expenses (837) (845) (743) (773) (735) Net operating income 1,042 1,035 861 824 843 Net loan-loss provisions (811) (697) (634) (638) (579) Other (32) (24) (2) (31) (23) Underlying profit before taxes 199 314 225 155 241 Underlying consolidated profit 138 235 154 109 174 Underlying attributable profit 95 149 93 71 125 Net capital gains and provisions* — — — (76) — Attributable profit 95 149 93 (5) 125 Appendix (*) Including: in Q4’17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 70

United States USD million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income 1,877 1,912 1,820 1,765 1,764 Gross income 2,001 2,068 1,893 1,884 1,940 Operating expenses (891) (929) (875) (909) (904) Net operating income 1,109 1,138 1,018 975 1,036 Net loan-loss provisions (863) (768) (749) (753) (712) Other (34) (27) (4) (36) (28) Underlying profit before taxes 212 343 265 186 296 Underlying consolidated profit 147 257 182 132 214 Underlying attributable profit 101 163 111 85 154 Net capital gains and provisions* — — — (85) — Attributable profit 101 163 111 (0) 154 71

Appendix Corporate Centre EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 NII + Fee income (198) (223) (227) (240) (233) Gross income (341) (340) (300) (238) (227) Operating expenses (119) (118) (118) (120) (121) Net operating income (460) (458) (419) (359) (348) Net loan-loss provisions (5) (11) (22) (8) (37) Other (32) (53) (54) (43) (43) Underlying profit before taxes (497) (522) (495) (410) (427) Underlying consolidated profit (471) (561) (481) (378) (421) Underlying attributable profit (468) (563) (480) (378) (421) Net capital gains and provisions* — — (130) (306) — Attributable profit (468) (563) (610) (684) (421) (*) Including: in Q3’17 equity stakes and intangible assets 72 in Q4’17 goodwill charges

Glossary 05

Glossary—Acronyms AFS: Available for sale Bn: Billion CET1: Common equity tier 1 C&I: Commercial and Industrial DGF: Deposit guarantee fund FL: Fully-loaded EPS: Earning per share LTV: Loan to Value LLPs: Loan-loss provisions MXN: Mexican Pesos NII: Net interest income NIM: Net interest margin NPL: Non-performing loans n.m.: Non meaningful PBT: Profit before tax P&L: Profit and loss RoRWA: Return on risk-weighted assets RWA: Risk-weighted assets RoTE: Return on tangible equity SCF: Santander Consumer Finance SC USA: Santander Consumer USA SGCB: Santander Global Corporate Banking SMEs: Small and Medium Enterprises SRF: Single Resolution Fund ST: Short term SVR: Standard variable rate TNAV: Tangible net asset value UF: Unidad de fomento (Chile) y-o-y: Year on Year UK: United Kingdom US: United States 74

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of four months from December to March. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 75

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 26, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer